SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2023

OR

[ ]        Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to ____________.

Commission file number 001-02979
_______________________________________

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:
Wells Fargo & Company 401(k) Plan
c/o Wells Fargo & Company
550 S. 4th Street
Minneapolis, MN 55415

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

(a)The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2023
Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023

(b)The following Exhibit is filed as part of this Annual Report on Form 11-K:

(23) Consent of Independent Registered Public Accounting Firm.

WELLS FARGO & COMPANY 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2023
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Wells Fargo & Company 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have not been able to determine the specific year that we began serving as the Plan’s auditor; however, we are aware that we have served as the Plan’s auditor since at least 1989.
Cleveland, Ohio
June 18, 2024

WELLS FARGO & COMPANY 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022
	2023	2022
Assets:
Investments at fair value:
Allocated	$46,931,811,897	40,063,655,128
Unallocated	—	462,655,357
Investments at fair value	46,931,811,897	40,526,310,485
Investments at contract value	4,414,684,914	4,871,188,511
Total investments	51,346,496,811	45,397,498,996
Notes receivable from participants	798,107,600	778,723,088
Accrued income - unallocated	—	317,310
Total assets	52,144,604,411	46,176,539,394
Liabilities:
ESOP notes payable – unallocated	—	447,249,135
Total liabilities	—	447,249,135
Net assets available for benefits	$52,144,604,411	45,729,290,259

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2023

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$8,313,405,220
Interest and dividends	527,477,542
Total investment income	8,840,882,762
Contributions:
Employer	965,370,966
Participants	1,780,005,732
Rollovers	190,764,859
Total contributions	2,936,141,557
Interest income from notes receivable from participants	51,243,367
Other income	16,292,756
Total additions to plan assets	11,844,560,442
Deductions to net assets attributed to:
Benefits paid to participants	5,416,995,608
ESOP interest expense	6,795,060
Administrative expense	5,455,622
Total deductions from plan assets	5,429,246,290
Net increase	6,415,314,152
Net assets available for benefits:
Beginning of year	45,729,290,259
End of year	$52,144,604,411

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2023
(1)        Description of Plan
The following description of the Wells Fargo & Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan’s provisions.
(a)        General
The Plan is a defined contribution plan with a 401(k) feature sponsored by Wells Fargo & Company (the “Company”, "Wells Fargo" or “Plan Sponsor”). A portion of the Plan invested in Company stock is an Employee Stock Ownership Plan (ESOP). All subsidiaries of the Company with U.S.-based employees are participating employers in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (IRC), as amended. Employees, who satisfy the Plan’s eligibility requirements, become eligible to make salary deferral contributions on the first day of the month following one calendar month of service. Employees may be eligible to receive employer matching contributions and base contributions, after completion of one year of vesting service and satisfaction of other eligibility requirements.
The Plan Administrator is the Plan Sponsor's Head of Human Resources (or the functional equivalent title of the most senior position in Human Resources), the Head of Total Rewards (or the functional equivalent title of the most senior position in Human Resources over compensation and benefit plans or programs other than the Head of Human Resources), and the Head of Benefits (or the functional equivalent title of the most senior position in Human Resources benefit plans and programs other than the Head of Human Resources and the Head of Total Rewards), each of whom may act individually or jointly as the Plan Administrator, or its authorized delegate. The Plan Administrator hired Empower Retirement, LLC to serve as the recordkeeper ("Recordkeeper").
The Plan document requires that Company common stock be offered as an available investment option to participants through the Wells Fargo ESOP Fund. The Plan Sponsor's Employee Benefit Review Committee (the “Committee”) has discretion under the Plan to select additional investment alternatives to be offered to participants. Under the terms of a trust agreement, between the Company and Empower Trust Company, LLC (the "Trustee"), the Trustee manages the Plan’s assets in one or more funds (“Trust”) on behalf of the Plan, except to the extent the Trustee is directed by the Committee.
An independent Fiduciary Agreement was entered into July 12, 2021 with Newport Trust Company ("Newport Trust") to serve as the trustee of a subaccount in the Trust used for the 2022 settlement with the United States Department of Labor (see "Note 10").
The Plan is not considered a safe harbor plan under the IRC and is subject to annual nondiscrimination testing requirements.
(b)         Contributions and Vesting
Each year, eligible participants may make salary deferral contributions, subject to certain limitations, from 1% to 50% of their certified compensation, as defined in the Plan. Salary deferral contributions are eligible to be matched by the Company after one year of service. Participants age 50 or older can make catch‑up salary deferral contributions each year in accordance with limits set by the IRS. Catch‑up contributions are generally not eligible for employer matching contributions. Participants are fully vested in their salary deferral contributions.
Employer contributions consist of two components: matching contributions and base contributions. To be eligible to receive these contributions, a participant must be employed on December 15 of the plan year, with certain exceptions. Termination of employment on or after normal retirement age,
    4    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2023
disability, and death are the three exceptions to the December 15 employment rule to be eligible for employer match and base, contributions. Effective January 1, 2023, Wells Fargo amended and restated the Plan to remove the employer discretionary contribution.
Matching contributions are equal to 100% of salary deferral contributions up to 6% of participant's eligible certified compensation in the plan year and are paid at year-end. Matching contributions for eligible employees hired January 1, 2021 or after are subject to 3-year cliff vesting. Eligible employees hired prior to January 1, 2021 are 100% vested in their current and future matching contributions. The matching contributions are invested in the Wells Fargo ESOP Fund, which is primarily invested in the Company’s common stock, and participants can reallocate their Plan account balance, including matching contributions, at any time.
Base contributions are generally equal to the greater of 1% of an eligible participant's certified compensation for the plan year or $300. Effective January 1, 2023, Wells Fargo amended and restated the Plan to remove the $300 minimum for the employer base contribution; base contributions are now 1% of an eligible participant's certified compensation for the plan year. To be eligible to receive this contribution, a participant must have completed one year of service and the sum of the participant's certified compensation and elective deferrals to the Wells Fargo & Company Deferred Compensation Plan for the plan year must be less than $75,000. Base contributions are subject to 3-year cliff vesting. Base contributions are invested in accordance with participants’ investment elections on file from their choice of the available investment options offered within the Plan, or the Plan's qualified default investment alternative, if an election is not on file.
Plan participants may also elect to roll over distributions from a former employer’s qualified retirement plan or a qualified Individual Retirement Account to the Plan.
(c)         Participant Accounts
Each participant’s Plan account is credited with the participant’s salary deferral contributions, any rollover contributions, the Company’s matching contributions and base contributions which are subject to investment gains and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested Plan account.
(d)         ESOP Plan Notes Payable
As an ESOP, the Plan may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company’s common stock. The Plan may also purchase the Company’s common stock from entities other than the Company or the Company may contribute Company common stock. There was no new ESOP loan issued in 2023, as the Plan did not borrow money to buy Company common stock. On October 16, 2023, the outstanding ESOP notes were repaid in full, under the terms of the ESOP note agreements, following the contribution of sufficient funds by the Employer.
(e)         Payment of Benefits and Forfeitures
While employed, a participant may make withdrawals from his or her Plan account (as allowed under Plan provisions and IRS regulations). Certain restrictions associated with withdrawals, as described in the Plan, may be waived in the event a participant demonstrates financial hardship.
Upon termination of employment or disability (as defined by the Plan), a participant may elect to receive his or her vested Plan account balance as a lump sum, a partial lump sum distribution, or as periodic installment payments. Beneficiaries do not have the right to elect installment payments for distributions commencing on or after January 1, 2022. Prior to January 1, 2021, the option of installment payments was only available to participants who commenced installment payments prior to January 1, 2010. Certain participants with grandfathered benefits from plans merged into
    5    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2023
the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash; however, a participant invested in the Company’s common stock may elect to receive shares of the Company’s common stock in-kind with the value of fractional shares paid in cash. If the participant’s balance is, or becomes less than $1,000, following termination, a distribution is made as a lump sum, unless the participant elects to roll over their account balance.
When a participant terminates employment or becomes disabled, he or she is entitled to distribution of his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future employer contributions, pay plan administrative expenses, or make corrective adjustments to participants' accounts. Forfeitures used to offset employer contributions were approximately $6,340,000 for the year ended December 31, 2023. The forfeiture account balance was $0 for both years ended December 31, 2023 and 2022.
(f)          Notes Receivable from Participants
Two types of loans are available to participants under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant’s principal residence and may not exceed 20 years. Participants may have two loans outstanding at any time, one of which may be a principal residence loan. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000 reduced by the excess (if any) of (A) the highest outstanding balance of loans from the Plan to the Participant during the one-year period ending on the day before the date on which the loan is made, over (B) the outstanding balance of loans from the Plan to the Participant on the date on which the loan is made, or (2) one-half of the value of the Participant’s vested account balance on the date on which the loan is made. The minimum principal amount for any loan is $500. The loan interest rate is 2% above the prime rate published in the Wall Street Journal on the origination date of the loan.
Repayments on loans are generally made through biweekly payroll deductions and are allocated to the participant's account and invested according to the participant’s investment elections. Upon termination of employment from Wells Fargo, participants may pay off their loan in full or elect to continue to make loan payments directly to the 401(k) Plan. As of December 31, 2023 and 2022, interest rates ranged from 3.25% to 11.50% and loans mature through December 26, 2043 and December 30, 2042, respectively.
(g)         ESOP
Prior to 2019, the Company made ESOP loans to the Plan. As the Plan made payments of principal on the loans, an appropriate percentage of common shares were released for allocation to participant accounts. Common stock equal in value to the employer’s matching contribution is allocated to the participants’ accounts and invested in the Wells Fargo ESOP Fund. On October 16, 2023, the outstanding ESOP notes were repaid in full. On December 29, 2023, the Company’s common shares released were allocated to participant accounts as part of the Company matching contributions.
Participants in the Plan may elect to have cash dividends from Company common stock that is held in their account in the Wells Fargo ESOP Fund to be either reinvested in the Wells Fargo ESOP Fund or distributed to them in cash. The Plan may use the cash dividends received to purchase the shares needed to meet the reinvestment needs based on participants' dividend elections.

    6    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2023
(h)         Investment Options
Salary deferral contributions and base contributions are invested in accordance with participants' investment elections on file from their choice of the available investment options offered within the Plan, or the Plan's qualified default investment alternative, which is the age-appropriate target date fund, if an election is not on file. Matching contributions are initially invested in the Wells Fargo ESOP Fund but may be reallocated to any other investment options offered within the Plan at any time at the election of the participant.
(2)        Summary of Significant Accounting Policies
(a)         Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
(b)         Administrative Expenses
All costs and expenses of administering the Plan and Trust are paid by the Company, except for certain investment management fees, which are netted against investment returns and a portion of the recordkeeping fees. Fees for managed account advisory services, overnight delivery charges, and administration of qualified domestic relation orders provided by an independent third-party are charged directly to participant accounts only for individuals that use these services.
(c)         Fair Value Definition and Hierarchy
Investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on an exit price notion that maximizes the use of observable inputs and minimizes the use of unobservable inputs.
The Plan classifies its assets and liabilities measured at fair value based upon a three-level hierarchy that assigns the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs. The three levels are as follows:
•Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
•Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model‑based valuation techniques, for which all significant assumptions are observable in the market.
•Level 3 – Valuation is generated from model‑based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, market comparable pricing, option models and similar techniques.
(d)         Investments and Income Recognition
Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends on common stock are allocated based upon participant account holdings in Company common stock held in the Wells Fargo ESOP Fund on the record date and are recorded in the Trust on the dividend payment date. Net appreciation or (depreciation) includes gains and or losses on investments bought and sold as well as held during the year.

    7    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2023
(e)         Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as deemed distributions based upon the terms of the Plan and Plan loan rules, as determined by the Plan Administrator.
(f)         Investments Valued at Contract Value
(i)     Description
The Wells Fargo Stable Value Fund (the “Stable Value Fund”) primarily invests in security-backed contracts issued by insurance companies and other financial institutions. The security-backed contracts held in the Stable Value Fund guarantee a fixed return to its investors, resulting in it being considered a fully benefit responsive investment contract. An investment contract is considered fully benefit responsive if all of the following criteria are met: (1) the investment contract is between the fund and the issuer and the contract cannot be sold or assigned, (2) the contract issuer must be obligated to repay principal and interest to participants in the fund or provide prospective crediting rate adjustments that cannot result in an interest crediting rate less than zero, (3) all permitted participant-initiated transactions occur at contract value, without limitations, (4) an event that limits the ability of the participant to transact at contract value is not probable, and (5) the fund must allow participants reasonable access to their funds. The Stable Value Fund also invests in the Short Term Investment Fund A, which invests in highly liquid assets. The Stable Value Fund uses this investment for daily liquidity needs.
A security-backed contract is an investment contract (also known as a synthetic guaranteed investment contract (GIC) or a separate account GIC) issued by an insurance company or other financial institution, backed by a portfolio of bonds. The bond portfolio is either owned directly by the Stable Value Fund or owned by the contract issuer and segregated in a separate account for the benefit of the Stable Value Fund. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third-party custodian. The issuer guarantees that all qualified participant withdrawals will be at contract value. In the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio.
Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the Plan’s investment advisor credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability.
(ii)     Valuation of Underlying Investments
Security-backed contracts are carried at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan. The contract rate resets periodically, normally each quarter or semi-annually, using end-of-period data. The underlying portfolio assets and the accrued interest receivable are shown by contract on the supplemental schedule of assets (held at end of year). The short‑term investment fund investment is carried at the reported unit value of the fund, as disclosed in the fund's audited financial statements.

    8    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2023
(iii)    Withdrawal and Termination Provisions
All security-backed contracts held by the Stable Value Fund are fully benefit responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant‑directed transfers.
Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Stable Value Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. Security-backed contracts are not assignable or transferable without consent of the issuer and have no publicly traded secondary market.
Security-backed contracts that permit the issuer to terminate at fair value generally provide that the Stable Value Fund may elect to convert such termination to an amortization election as described below. In addition, if the Stable Value Fund defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Stable Value Fund will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate contracts’ coverage. Among these are investments outside of the range of investments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the investment contract provider, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified.
Generally, security-backed contracts permit the issuer or investment manager to elect at any time to convert the underlying portfolio to a declining duration strategy whereby the contract would terminate at a date that corresponds to the duration of the underlying portfolio on the date of the amortization election. After the effective date of an amortization election, the underlying portfolio must conform to the guidelines agreed upon by the contract issuer and the investment manager for the amortization election period. The guidelines are intended to result in the convergence of the contract value and the fair value of the underlying portfolio by the termination date.
Security‑backed contracts also generally provide for withdrawals associated with certain events, which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events, which may trigger a market value adjustment; however, such events may include, but not limited to, the following:
•material amendments to the Plan’s structure or administration;
•complete or partial termination of the Plan, including a merger with another plan;
•the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;
•withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the
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WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2023
bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;
•any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans; and
•the delivery of any communication to Plan participants designed to influence a participant not to invest in the Plan.
At this time, the Stable Value Fund manager does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
(iv)   Wrapper Contract Fees
The Stable Value Fund pays wrapper contract fees to the security-backed contract issuers to assure contract liquidity for plan participant‑directed withdrawals. Annual investment management fees in 2023 were $318,671 based on separate agreements for various types of instruments.
(g)         Risks and Uncertainties
The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(h)         Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
(i)          Payment of Benefits
Benefits are recorded when paid.
(3)        Wells Fargo ESOP Fund
The Company's common stock held in an account called the “Unallocated Reserve” that were purchased with the proceeds of the ESOP loans from the Company represent leveraged shares. The leveraged shares were released from the Unallocated Reserve as the ESOP loans were repaid. Any such shares of common stock released from the Unallocated Reserve as the ESOP loans were repaid were used to provide all or part of the Company matching contributions credited to participants’ accounts. On October 16, 2023, the outstanding ESOP notes were repaid in full. On December 29, 2023, the Company’s common shares released were allocated to participant accounts as part of the Company matching contributions.
Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her Plan account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote all shares of Company common stock held in the Wells Fargo ESOP Fund in proportion to “votes" cast by participants.
Participants may elect to have dividends on their vested accounts held in the Wells Fargo ESOP Fund paid to them in cash or have the dividends automatically reinvested in additional shares of Company common stock in the Wells Fargo ESOP Fund. The dividend will be automatically reinvested in the Plan if: (i) a
    10    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2023
participant makes no election, (ii) if the total vested dividend for a participant is less than $5, or (iii) the participant is deceased.
The Plan provided that dividends received on the Company’s common stock that was held in the Unallocated Reserve, and dividends attributable to the portion of the participants' employer contribution account that are reinvested in Company common stock, may be applied to make any required ESOP loan payments. Shares of Company common stock that were released due to the use of such dividends for ESOP loan payments were transferred to the Wells Fargo ESOP Fund, first to replace the value of any Company common dividends so used, and then as matching contributions. To the extent that such dividends were not sufficient to make required ESOP loan payments, employer contributions were applied to make the required payments.
(4)        Shares and Investments Not Directed by Participants
Information about the net assets and significant components of the changes in net assets relating to nonparticipant directed investments as of December 31, 2023 and 2022 and for the year ended December 31, 2023 is presented in the following tables.

	2023	2022
	Unallocated	Unallocated
Assets:
Company common stock	$—	426,511,249
Mutual funds	—	36,144,108
Total investments	—	462,655,357
Accrued income	—	317,310
Total assets	—	462,972,667
Liabilities:
Notes payable	—	447,249,135
Total liabilities	—	447,249,135
Net assets available for benefits	$—	15,723,532
Company common stock shares:
Number of shares	—	10,329,650
Cost	$—	429,196,904
    11    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2023

2023
Unallocated
Employer matching contributions	$444,008,810
Net appreciation	82,253,002
Interest and dividend income	13,785,075
Transfer to allocated accounts	(3,974,639)
Net transfer to allocated ESOP	(848,049)
Benefits paid to participants	(31,755,851)
Notes payable interest expense	(6,795,060)
Release of common stock - 10,410,335 shares	(512,396,820)
Decrease in net assets	(15,723,532)
Net assets:
Beginning of year	15,723,532
End of year	$—
(5)        Fair Value Measurements
The Plan classifies its investments recorded at fair value as either Level 1, 2, or 3 in the fair value hierarchy. The highest priority (Level 1) is assigned to valuations based on unadjusted quoted prices in active markets and the lowest priority (Level 3) is assigned to valuations based on significant unobservable inputs.
In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, the Plan considers all available information, including observable market data, indications of market liquidity and orderliness, and its understanding of the valuation techniques and significant inputs used. Judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement to its entirety. If unobservable inputs are considered significant, the instrument is classified as Level 3.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.
Investments in mutual funds are valued at fair value based upon quoted prices in an active market. Mutual funds include money market funds, which are priced at $1.00 per share.
Investments in collective investment funds are redeemable daily at net asset value ("NAV"), which is the readily determinable fair value. The price per share is quoted on a private market; however, the price per share is based on the value of the underlying investments, which are traded on an active market.
Investments in multi-manager funds are comprised of publicly traded mutual funds, which are valued at fair value based upon quoted prices in an active market, and collective investment funds that are valued at NAV. The NAV is based upon the value of the underlying investments which are traded on an active market.
Investments in the Stable Value Fund’s collective investment funds that are not an underlying investment of a fully benefit responsive contract are valued at NAV as described above.
Investments in the Company’s common stock are valued at quoted market price.
The allocated portion of the Wells Fargo ESOP Fund is structured as a unitized account that holds Wells Fargo common stock that are valued at quoted market prices and a percentage of money market funds
    12    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2023
that are valued at fair value as described above. The money market funds are used to provide daily liquidity for the fund.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2023 and 2022, respectively:

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Collective investment funds	$—	25,604,849,468	—	25,604,849,468
Mutual funds	1,232,795,246	—	—	1,232,795,246
Multi-manager funds:
Collective investment funds	—	8,369,971,717	—	8,369,971,717
Mutual funds	2,330,297,876	—	—	2,330,297,876
Total multi-manager funds	2,330,297,876	8,369,971,717	—	10,700,269,593
Stable Value Fund
Collective investment funds	—	79,159,146	—	79,159,146
Company common stock	9,314,738,444	—	—	9,314,738,444
Total investments at fair value	$12,877,831,566	34,053,980,331	—	46,931,811,897

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Cash	$1,431,750	—	—	1,431,750
Collective investment funds	—	20,990,882,646	—	20,990,882,646
Mutual funds	1,009,439,186	—	—	1,009,439,186
Multi-manager funds:
Collective investment funds	—	7,419,289,804	—	7,419,289,804
Mutual funds	2,175,017,657	—	—	2,175,017,657
Total multi-manager funds	2,175,017,657	7,419,289,804	—	9,594,307,461
Stable Value Fund
Collective investment funds	—	173,035,668	—	173,035,668
Company common stock	8,757,213,774	—	—	8,757,213,774
Total investments at fair value	$11,943,102,367	28,583,208,118	—	40,526,310,485
There were no transfers between the fair value levels in 2023.
(6)        Concentration of Investments
At December 31, 2023 and 2022, the Plan owned approximately 3.45% and 3.87%, respectively, of the issued common stock of the Company. The Plan’s investment in shares of the Company’s common stock was 19.85% and 21.61% of total investments at fair value as of December 31, 2023 and December 31, 2022, respectively. The quoted market price of the Company’s common stock was $49.22 and $41.29 as of December 31, 2023 and 2022, respectively.

    13    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2023
(7)        Related Party Transactions and Party-in-Interest
The Plan engaged in transactions involving acquisition or disposition of units of participation in certain investments managed by a subsidiary of Allspring Global Investments, LLC ("Allspring") through December 4, 2023. The Company has a noncontrolling interest in Allspring, which may be considered a party-in-interest with respect to the Plan. Such transactions, even if considered parties-in-interest transactions under ERISA regulations, are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC. Additionally, the Stable Value Fund manager is a subsidiary of Allspring and the Company pays the investment management fees of such affiliate that are associated with the Stable Value Fund.
The Plan allows participants to invest in Company common stock within the Wells Fargo ESOP Fund.
(8)        Other Income
The Plan periodically receives monies from litigation settlements or other residual proceeds (“Proceeds”) related to the Plan, or prior plans that merged into the Plan, in which the Plan Administrator or their delegate is typically responsible for determining how these Proceeds will be allocated to the Plan.
These Proceeds are deposited into a Plan level interest-bearing account and are included as allocated investments on the statements of net assets available for benefits and in other income on the statement of changes of net assets available for benefits until the Plan Administrator directs the recordkeeper and Trustee to allocate the Proceeds and accrued interest, in accordance with the plan of allocation.
(9)        Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 2, 2017, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore believe that the Plan is qualified, and the related Trust is tax-exempt.
Accounting principles generally accepted in the United States of America require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.
(10)    Regulatory Matters
Federal government agencies, including the United States Department of Labor (Department of Labor), have undertaken reviews of certain transactions associated with the ESOP feature of the Plan, including the manner in which the 401(k) plan purchased certain securities used in connection with the Company’s contributions to the 401(k) plan. In September 2022, the Company entered into an agreement to resolve the Department of Labor’s review. As part of the agreement, the Company made a settlement payment of approximately $131.8 million to the Plan. In December 2022, the Plan disbursed approximately $100.4 million in settlement payments and accrued interest to current and former participants. In 2023, the Plan disbursed the remaining approximately $32.6 million in settlement payments and accrued interest to eligible current and former participants.
By a letter dated August 25th, 2020, the Plan Sponsor received written notice from the IRS that the Plan was selected for examination of the Plan year ended December 31, 2018. The IRS requested certain Plan
    14    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2023
information and documents that the Plan Sponsor has provided. By letter dated March 13, 2024, the Plan Sponsor received written notification that the IRS completed the examination with no change.
(11)    Notes Payable
Notes payable as of December 31 were:

	2023	2022
1.50% 2014 ESOP Note, due December 2023	$—	28,475,380
1.48% 2015 ESOP Note, due December 2024	—	46,153,845
1.70% 2016 ESOP Note, due December 2025	—	101,420,680
1.90% 2017 ESOP Note, due December 2026	—	109,594,455
2.25% 2018 ESOP Note, due December 2027	—	161,604,775
	$—	447,249,135
The notes represented exempt ESOP loans to the Plan from the Company. Principal and interest payments were made according to the applicable loan schedules. Company contributions were used to repay the loans. The notes could be repaid in installments through March 31, 2027, with the last payment due December 31, 2027. On October 16, 2023, the notes were repaid in full. The estimated fair value of the notes was $0 and $403 million as of December 31, 2023 and 2022, respectively. The estimated fair value for 2022 utilized a discounted cash flow valuation technique and interest rates currently available for issuance of debt with similar terms and remaining maturities. Discount rates consisted of a benchmark rate component and a credit risk component. The fair value would be considered a Level 3 liability as defined in Note 5.
(12)    Plan Termination
Although it has not expressed any intent to do so, the Company by action of its Board of Directors reserves the right to terminate the Plan at any time. In the event of Plan termination, participants shall become 100% vested in their accounts.
(13)  Legal Actions
The following class actions lawsuits have been brought on behalf of Plan participants and beneficiaries:
a)Plaintiff Yvonne Becker filed a putative class action Complaint against Wells Fargo, Wells Fargo Bank, National Association, Galliard Capital Management, Inc., the Employee Benefits Review Committee, the Human Resources Committee of the Board of Directors of Wells Fargo & Company (“HRC”) and individual members Ronald L. Sargent, Wayne M. Hewett, Donald M. James, and Maria R. Morris on March 13, 2020 in the U.S. District Court for the Northern District of California. Plaintiff is a former employee of Wells Fargo and a participant in the Plan. Plaintiff purported to bring this action on behalf of “all participants and beneficiaries in the Plan from March 13, 2014 through the date of judgment.” Plaintiff alleged that several investment options in the Plan charged excessive fees, underperformed comparable to investment alternatives, and paid fees to Wells Fargo.
The parties agreed to a class action settlement of $32.5 million. The effective date of the settlement was October 3, 2022. The settlement funds were distributed through the Plan to current participants on February 7, 2023, by a settlement administrator hired by the Plaintiffs' counsel in the amount of $16.3 million. This amount is reflected in other income in the statement of changes in net assets. The settlement administrator made the remaining distributions to former participants outside of the Plan on or about February 7, 2023.
    15    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2023
b)On September 26, 2022, Plan participants filed a putative class action against the Company and others (Randall v. GreatBanc Trust Company, et. al., Case No. 22-cv-02354 (D. Minn.)). The lawsuit alleges that the defendants are fiduciaries and that they breached their fiduciary duties under the ERISA and violated other provisions of ERISA in connection with certain employee stock ownership plan loan transactions.
On December 16, 2022, defendants filed a motion to dismiss the complaint. On January 6, 2023, plaintiffs filed an amended complaint and sought certain jurisdictional discovery. On March 28, 2023, the court granted plaintiffs’ motion seeking certain jurisdictional discovery.
On July 25, 2023, Defendants filed a motion to dismiss Plaintiffs’ first amended complaint. On February 13, 2024, the Court denied Defendants’ motion to dismiss. Defendants filed answers on March 11, 2024, and discovery is ongoing.
(14)  Subsequent Events
The Plan has evaluated subsequent events from December 31, 2023 through June 18, 2024, the date on which the financial statements were issued. Except as noted below, there have been no material events that would require additional recognition in the financial statements or disclosures to the financial statements.
Effective January 1, 2024, the plan was amended and restated to add new plan provisions to permit (i) automatic rollover to an Individual Retirement Account for plan participants who have a plan account balance of $7,000 or less, but greater than $1,000 following termination of employment; and (ii) new matching contributions received on or after January 1, 2024 to be invested according to the participants investment elections on file on the date the matching contribution is made; (iii) flexible employees and interns to be qualified employees; and (iv) set a minimum eligibility age of 18.
On June 11, 2024, a former Wells Fargo employee (Thomas Matula Jr.) filed a putative class action in the United States District Court for the Northern District of California against Wells Fargo, the Human Resources Committee of the Board of Directors, the Employee Benefits Review Committee, and other unnamed defendants. Matula v. Wells Fargo & Co., et al., Case 3:24-cv-03504-LB (N.D. Ca.). The Complaint alleges that defendants breached their fiduciary duties by using forfeited 401(k) Plan assets to reduce the Company’s employer contributions instead of distributing the assets to participants or using the assets to reduce Plan administrative expenses.
(15)  Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2023 and 2022 to net assets per the Form 5500:

	2023	2022
Net assets available for benefits per the financial statements	$52,144,604,411	45,729,290,259
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(236,105,644)	(341,574,732)
Deemed loan distributions	(77,148,416)	(69,348,054)
Benefits payable	—	(32,555,970)
Net assets per the Form 5500	$51,831,350,351	45,285,811,503
    16    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2023
The following is a reconciliation of increases in net assets available for benefits per the financial statements for the year ended December 31, 2023, to the net income per the Form 5500:

Increase in net assets available for benefits per the financial statements	$6,415,314,152
Change in the adjustment from contract value to fair value for fully benefit responsive investment contracts at December 31, 2023	105,469,088
Change in deemed loan distributions	(7,800,362)
Change in benefits payable	32,555,970
Net income per the Form 5500	$6,545,538,848

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Cost	Current value
*	Participant loans	Participant loans,
		Interest rates ranging from 3.25% to
		11.50%, maturing at various dates
		through December 26, 2043	(1)	$720,959,184

	State Street Target Ret Income NL CL A	Collective Investment Fund	(1)	236,363,520
	State Street Target Ret 2020 NL CL A	Collective Investment Fund	(1)	323,694,778
	State Street Target Ret 2025 NL CL A	Collective Investment Fund	(1)	1,086,966,633
	State Street Target Ret 2030 NL CL A	Collective Investment Fund	(1)	1,190,871,220
	State Street Target Ret 2035 NL CL A	Collective Investment Fund	(1)	1,076,951,980
	State Street Target Ret 2040 NL CL A	Collective Investment Fund	(1)	1,259,221,820
	State Street Target Ret 2045 NL CL A	Collective Investment Fund	(1)	945,385,898
	State Street Target Ret 2050 NL CL A	Collective Investment Fund	(1)	1,277,464,222
	State Street Target Ret 2055 NL CL A	Collective Investment Fund	(1)	544,627,107
	State Street Target Ret 2060 NL CL A	Collective Investment Fund	(1)	238,990,191
	State Street Target Ret 2065 NL CL A	Collective Investment Fund	(1)	64,055,600
	State Street Emerging Markets Index A	Collective Investment Fund	(1)	209,748,411
	State Street International Index M	Collective Investment Fund	(1)	972,797,756
	State Street Russell Sm Cap Index NL CL K	Collective Investment Fund	(1)	884,624,373
	State Street S&P Mid Cap Index NL CL M	Collective Investment Fund	(1)	2,411,320,920
	State Street NASDAQ 100 Index NL CL M	Collective Investment Fund	(1)	4,254,477,685
	State Street S&P 500 Index K NL	Collective Investment Fund	(1)	6,404,087,005
	State Street U.S. Bond Index NL M	Collective Investment Fund	(1)	1,744,326,904
	BlackRock MSCI ACWI ESG Focus Index F	Collective Investment Fund	(1)	478,873,445
				25,604,849,468

	BlackRock Liquidity Treasury Instl	Mutual Fund	(1)	1,170,689,198
				1,170,689,198

	Large Cap Value Fund	Multi-Manager Fund
	MFS Large Cap Value CL 5	Collective Investment Fund	(1)	1,056,654,329
	T Rowe Price Equity Income TR F	Collective Investment Fund	(1)	1,056,647,996
	Dodge & Cox Stock Class X	Mutual Fund	(1)	1,088,671,854
				3,201,974,179

	Large Cap Growth Fund	Multi-Manager Fund
	Los Angeles Capital Large Cap Growth A	Collective Investment Fund	(1)	687,822,589
	T Rowe Price Blue Chip Growth Trust T7	Collective Investment Fund	(1)	687,820,393
	SEI Investments Focus Growth CIT	Collective Investment Fund	(1)	687,818,985
	Brown Advisory Sustainable Growth	Collective Investment Fund	(1)	687,818,103
	Jennison Large Cap Growth	Collective Investment Fund	(1)	687,813,188
				3,439,093,258

	Small Cap Fund	Multi-Manager Fund
	State Street Russell Sm Cap Index NL CL K	Common Collective Fund	(1)	540,866,114
	William Blair Small Cap Growth CIF II CL 1	Common Collective Fund	(1)	262,488,815
	Westfield Small Cap Growth Equity	Common Collective Fund	(1)	262,489,724
	WTC Small Cap Value	Common Collective Fund	(1)	262,856,778
	Peregrine Small Cap Value	Common Collective Fund	(1)	262,484,930
				1,591,186,361

	International Equity Fund	Multi-Manager Fund
	Causeway International Value Equity F	Common Collective Fund	(1)	333,242,830
	Sprucegrove International F	Common Collective Fund	(1)	333,242,302
	American EuroPacific Growth R6	Mutual Fund	(1)	666,484,242
				1,332,969,374

	Emerging Markets Equity Fund	Multi-Manager Fund
	Acadian Emerging Markets Equity Fund	Common Collective Fund	(1)	235,312,806
	Lazard Emerging Markets Equity C	Common Collective Fund	(1)	168,080,180
	Baillie Gifford Emerging Markets EQS K	Mutual Fund	(1)	168,081,373
	DFA Emerging Markets Small Cap	Mutual Fund	(1)	100,849,008
				672,323,367

	Diversified Real Asset Fund	Multi-Manager Fund
	Principal Diversified Real Asset III	Common Collective Fund	(1)	117,382,587
	State Street Real Assets NL A	Common Collective Fund	(1)	39,129,068
				156,511,655
     18    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Cost	Current value
	Global Bond Fund	Multi-Manager Fund
	Franklin Global Opportunities Bond IS	Mutual Fund	(1)	$122,390,903
	PIMCO Global Advantage Strategy BD	Mutual Fund	(1)	122,624,529
	Federated Hermes Total Return Bond IS	Mutual Fund	(1)	61,195,967
				306,211,399

*	Wells Fargo Stable Value Fund
	Security-backed contracts:
	American General Life Ins. Co.	2.91%	(1)	—
	Massachusetts Mutual Life Ins. Co.	2.99%	(1)	—
	Metropolitan Tower Life Ins. Co.	2.88%	(1)	—
	Nationwide Life Ins. Co.	3.02%	(1)	—
	Pacific Life Ins. Co.	3.09%	(1)	—
	Prudential Ins. Co. of America	3.11%	(1)	—
	Royal Bank of Canada	2.86%	(1)	—
	State Street Bank and Trust Co.	3.04%	(1)	—
	Transamerica Life Ins. Co.	3.05%	(1)	—
	Voya Ret. Ins. and Annuity Co.	2.90%	(1)	—
*	Galliard SA Intermediate Core Fund C	10,834,236 units	(1)	317,329,354
		Total		317,329,354

	American General Life Ins. Co.	2.91%	(1)	—
	Massachusetts Mutual Life Ins. Co.	2.99%	(1)	—
	Metropolitan Tower Life Ins. Co.	2.88%	(1)	—
	Nationwide Life Ins. Co.	3.02%	(1)	—
	Pacific Life Ins. Co.	3.09%	(1)	—
	Prudential Ins. Co. of America	3.11%	(1)	—
	Royal Bank of Canada	2.86%	(1)	—
	State Street Bank and Trust Co.	3.04%	(1)	—
	Transamerica Life Ins. Co.	3.05%	(1)	—
	Voya Ret. Ins. and Annuity Co.	2.90%	(1)	—
*	Galliard SA Intermediate Core Fund J	19,440,036 units	(1)	313,243,130
		Total		313,243,130

	American General Life Ins. Co.	2.91%	(1)	—
	Massachusetts Mutual Life Ins. Co.	2.99%	(1)	—
	Metropolitan Tower Life Ins. Co.	2.88%	(1)	—
	Nationwide Life Ins. Co.	3.02%	(1)	—
	Pacific Life Ins. Co.	3.09%	(1)	—
	Prudential Ins. Co. of America	3.11%	(1)	—
	Royal Bank of Canada	2.86%	(1)	—
	State Street Bank and Trust Co.	3.04%	(1)	—
	Transamerica Life Ins. Co.	3.05%	(1)	—
	Voya Ret. Ins. and Annuity Co.	2.90%	(1)	—
*	Galliard SA Intermediate Core Fund Q	26,799,218 units	(1)	315,978,863
		Total		315,978,863

	American General Life Ins. Co.	2.91%	(1)	—
	Massachusetts Mutual Life Ins. Co.	2.99%	(1)	—
	Metropolitan Tower Life Ins. Co.	2.88%	(1)	—
	Nationwide Life Ins. Co.	3.02%	(1)	—
	Pacific Life Ins. Co.	3.09%	(1)	—
	Prudential Ins. Co. of America	3.11%	(1)	—
	Royal Bank of Canada	2.86%	(1)	—
	State Street Bank and Trust Co.	3.04%	(1)	—
	Transamerica Life Ins. Co.	3.05%	(1)	—
	Voya Ret. Ins. and Annuity Co.	2.90%	(1)	—
	7-Eleven Inc	0.800%, $1,290,000 par, due 2/10/2024	(1)	1,282,675
	Abay Leasing 2014 LLC	2.654%, $476,323 par, due 11/9/2026	(1)	460,595
	Access Group Inc 2013-1	5.952%, $486,874 par, due 2/25/2036	(1)	479,215
	Albemarle Corp	4.650%, $1,685,000 par, due 6/1/2027	(1)	1,655,558
	Alexandria Real Estate Equities Inc	3.450%, $2,000,000 par, due 4/30/2025	(1)	1,952,918
	Alexandria Real Estate Equities Inc	4.300%, $250,000 par, due 1/15/2026	(1)	246,084
	Ally Auto Receivables Trust 2022-2	4.760%, $4,030,000 par, due 5/17/2027	(1)	4,012,893
	Ally Auto Receivables Trust 2022-3	5.070%, $3,175,000 par, due 4/15/2027	(1)	3,173,832
	Ameren Corp	5.700%, $950,000 par, due 12/1/2026	(1)	972,592
	American Express Co	4.990%, $2,175,000 par, due 5/1/2026	(1)	2,169,091
	American Express Co	6.338%, $570,000 par, due 10/30/2026	(1)	581,324
     19    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
American Express Co	5.389%, $2,930,000 par, due 7/28/2027	(1)	$2,965,268
American Express Co	4.900%, $315,000 par, due 2/13/2026	(1)	315,859
American Express Credit Account Master Trust	3.750%, $5,735,000 par, due 8/15/2027	(1)	5,637,935
AmeriCredit Automobile Receivables Trust 2021-2	0.340%, $486,302 par, due 12/18/2026	(1)	481,240
AmeriCredit Automobile Receivables Trust 2022-2	4.380%, $650,000 par, due 4/18/2028	(1)	643,687
AMEX Credit Account Master Trust 2023-1	4.870%, $2,730,000 par, due 5/15/2028	(1)	2,750,860
AMEX Credit Acct Mstr Tr	5.230%, $2,850,000 par, due 9/15/2028	(1)	2,897,182
Amphenol Corp	2.050%, $1,295,000 par, due 3/1/2025	(1)	1,249,950
Amphenol Corp	4.750%, $770,000 par, due 3/30/2026	(1)	770,815
Anglo American Capital PLC	4.750%, $920,000 par, due 4/10/2027	(1)	908,454
Anglo American Capital PLC	3.625%, $1,435,000 par, due 9/11/2024	(1)	1,411,764
ARI Fleet Lease Trust 2021-A	0.370%, $135,117 par, due 3/15/2030	(1)	134,837
ARI Fleet Lease Trust 2022-A	3.120%, $206,475 par, due 1/15/2031	(1)	204,592
Astrazeneca Finance LLC	0.700%, $1,760,000 par, due 5/28/2024	(1)	1,725,940
AT&T Inc	0.900%, $2,380,000 par, due 3/25/2024	(1)	2,353,763
AT&T Inc	2.300%, $675,000 par, due 6/1/2027	(1)	627,101
AT&T Inc	6.808%, $2,050,000 par, due 6/12/2024	(1)	2,057,114
AT&T Inc	1.650%, $1,655,000 par, due 2/1/2028	(1)	1,475,025
BA Credit Card Trust	4.790%, $1,800,000 par, due 5/15/2028	(1)	1,806,833
BA Credit Card Trust	5.000%, $3,215,000 par, due 4/15/2028	(1)	3,234,544
BAE Systems Holdings Inc	3.800%, $1,990,000 par, due 10/7/2024	(1)	1,962,329
BAE Systems Holdings Inc	3.850%, $1,000,000 par, due 12/15/2025	(1)	978,170
Bank of America Auto Trust 2023-1	5.530%, $3,850,000 par, due 2/15/2028	(1)	3,895,519
Bank of America Auto Trust 2023-2	5.740%, $6,760,000 par, due 6/15/2028	(1)	6,890,995
Bank of America Corp	1.530%, $7,005,000 par, due 12/6/2025	(1)	6,733,970
Bank of America Corp	4.376%, $825,000 par, due 4/27/2028	(1)	806,692
Bank of America Corp	0.981%, $325,000 par, due 9/25/2025	(1)	313,691
Bank of America Corp	3.384%, $1,175,000 par, due 4/2/2026	(1)	1,142,940
Bank of America Corp	5.933%, $1,720,000 par, due 9/15/2027	(1)	1,755,692
Bank of America Corp	0.976%, $2,480,000 par, due 4/22/2025	(1)	2,440,355
Bank of America Corp	3.458%, $1,555,000 par, due 3/15/2025	(1)	1,547,626
Bank of Montreal	5.203%, $475,000 par, due 2/1/2028	(1)	484,212
Bank of Montreal	5.266%, $1,480,000 par, due 12/11/2026	(1)	1,500,862
Bank of Montreal	1.250%, $1,070,000 par, due 9/15/2026	(1)	975,191
Bank of Montreal	0.625%, $1,000,000 par, due 7/9/2024	(1)	975,517
Bank of Montreal	1.500%, $410,000 par, due 1/10/2025	(1)	395,114
Bank of New York Mellon Corp	4.947%, $1,760,000 par, due 4/26/2027	(1)	1,760,966
Bank of New York Mellon Corp	4.414%, $1,442,000 par, due 7/24/2026	(1)	1,426,954
Bank of New York Mellon/The	5.224%, $2,125,000 par, due 11/21/2025	(1)	2,124,533
Bank of Nova Scotia/The	4.750%, $915,000 par, due 2/2/2026	(1)	913,210
Bank of Nova Scotia/The	1.300%, $2,040,000 par, due 9/15/2026	(1)	1,858,587
Bank of Nova Scotia/The	3.450%, $1,175,000 par, due 4/11/2025	(1)	1,149,786
Bank of Nova Scotia/The	5.250%, $275,000 par, due 12/6/2024	(1)	274,789
Bank of Nova Scotia/The	5.350%, $1,210,000 par, due 12/7/2026	(1)	1,230,918
Baxter International Inc	1.322%, $4,850,000 par, due 11/29/2024	(1)	4,670,497
Bayer US Finance II LLC	4.250%, $860,000 par, due 12/15/2025	(1)	838,185
Bayer US Finance LLC	3.375%, $885,000 par, due 10/8/2024	(1)	867,061
Baylor Scott & White Holdings	0.827%, $1,200,000 par, due 11/15/2025	(1)	1,103,894
Bell Telephone Co of Canada or Bell Canada	0.750%, $1,890,000 par, due 3/17/2024	(1)	1,870,639
Bergen County Improvement Authority/The	4.000%, $2,900,000 par, due 8/1/2024	(1)	2,883,441
Black Hills Corp	3.950%, $2,655,000 par, due 1/15/2026	(1)	2,592,262
Black Hills Corp	1.037%, $2,960,000 par, due 8/23/2024	(1)	2,872,461
BMW Vehicle Lease Trust 2023-2	5.990%, $3,690,000 par, due 9/25/2026	(1)	3,743,402
BMW Vehicle Owner Trust 2023-A	5.470%, $2,410,000 par, due 2/25/2028	(1)	2,435,471
BNP Paribas SA	2.819%, $3,065,000 par, due 11/19/2025	(1)	2,986,861
BNP Paribas SA	4.705%, $1,667,000 par, due 1/10/2025	(1)	1,666,857
BOCA Commercial Mortgage Trust 2022-BOCA	7.131%, $1,650,000 par, due 5/15/2039	(1)	1,640,709
Boeing Co/The	4.875%, $2,765,000 par, due 5/1/2025	(1)	2,751,382
Boeing Co/The	2.196%, $495,000 par, due 2/4/2026	(1)	467,877
Boston Properties LP	3.650%, $275,000 par, due 2/1/2026	(1)	264,750
Boston Properties LP	3.200%, $960,000 par, due 1/15/2025	(1)	933,255
Boston Properties LP	3.800%, $624,000 par, due 2/1/2024	(1)	622,820
BPCE SA	1.625%, $2,400,000 par, due 1/14/2025	(1)	2,311,826
BPCE SA	4.750%, $905,000 par, due 7/19/2027	(1)	894,502
BPR Trust 2022-OANA	7.260%, $4,470,000 par, due 4/15/2037	(1)	4,405,516
BX Commercial Mortgage Trust 2019-XL	6.396%, $1,810,981 par, due 10/15/2036	(1)	1,806,376
     20    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
BX Commercial Mortgage Trust 2021-VOLT	6.176%, $1,890,000 par, due 9/15/2036	(1)	$1,841,351
BX Commercial Mortgage Trust 2022-PSB	7.813%, $5,128,599 par, due 8/15/2039	(1)	5,142,154
BX Commercial Mortgage Trust BX 2022-CSMO A	7.477%, $3,135,000 par, due 6/15/2027	(1)	3,140,894
BX Trust 2022-GPA	7.527%, $4,855,000 par, due 8/15/2039	(1)	4,859,564
BX Trust 2022-IND	6.853%, $444,500 par, due 4/15/2037	(1)	441,154
Byron Center Public Schools	2.546%, $750,000 par, due 5/1/2024	(1)	744,158
Canadian Natural Resources Ltd	3.850%, $895,000 par, due 6/1/2027	(1)	870,154
Canadian Pacific Railway Co	1.350%, $2,875,000 par, due 12/2/2024	(1)	2,769,102
Capital One Financial Corp	4.927%, $605,000 par, due 5/10/2028	(1)	594,947
Capital One Financial Corp	1.878%, $550,000 par, due 11/2/2027	(1)	494,949
Capital One Financial Corp	2.636%, $1,405,000 par, due 3/3/2026	(1)	1,346,483
Capital One Prime Auto Receivables Trust 2022-2	3.660%, $5,220,000 par, due 5/17/2027	(1)	5,122,428
Carmax Auto Owner Trust 2021-1	0.340%, $1,403,540 par, due 12/15/2025	(1)	1,377,759
CarMax Auto Owner Trust 2022-2	3.490%, $3,077,984 par, due 2/16/2027	(1)	3,032,368
Carmax Auto Owner Trust 2022-3	3.970%, $525,000 par, due 4/15/2027	(1)	518,020
CarMax Auto Owner Trust 2023-1	4.750%, $1,000,000 par, due 10/15/2027	(1)	996,117
Carmax Auto Owner Trust 2023-3	5.280%, $2,825,000 par, due 5/15/2028	(1)	2,855,883
CarMax Auto Owner Trust 2023-4	6.000%, $4,170,000 par, due 7/17/2028	(1)	4,287,640
Carrier Global Corp	2.242%, $2,000,000 par, due 2/15/2025	(1)	1,938,364
Carrier Global Corp	5.800%, $1,020,000 par, due 11/30/2025	(1)	1,033,618
CES MU2 LLC	2.166%, $1,866,613 par, due 12/16/2026	(1)	1,792,620
Charles Schwab Corp/The	5.875%, $2,640,000 par, due 8/24/2026	(1)	2,708,260
Chase Auto Owner Trust 2022-A	3.980%, $6,005,000 par, due 6/25/2027	(1)	5,931,445
Chesapeake Funding II LLC	6.160%, $5,206,022 par, due 10/15/2035	(1)	5,260,170
Chesapeake Funding II LLC	5.650%, $2,267,987 par, due 5/15/2035	(1)	2,274,067
Chesapeake Funding II LLC	0.870%, $437,796 par, due 8/15/2032	(1)	434,790
Chesapeake Funding II LLC	0.470%, $1,359,914 par, due 4/15/2033	(1)	1,330,941
Children's Hospital Medical Center/Cincinnati OH	2.853%, $325,000 par, due 11/15/2026	(1)	306,204
CHRISTUS Health	4.341%, $1,235,000 par, due 7/1/2028	(1)	1,207,802
Citigroup Commercial Mortgage Trust 2014-GC21	3.855%, $425,000 par, due 5/10/2047	(1)	422,774
Citigroup Commercial Mortgage Trust 2015-GC27	3.137%, $5,345,000 par, due 2/10/2048	(1)	5,215,341
Citigroup Commercial Mortgage Trust 2015-GC29	2.935%, $2,328,017 par, due 4/10/2048	(1)	2,272,075
Citigroup Commercial Mortgage Trust 2015-GC31	3.762%, $400,000 par, due 6/10/2048	(1)	384,886
Citigroup Commercial Mortgage Trust 2016-C1	3.209%, $4,237,000 par, due 5/10/2049	(1)	4,008,130
Citigroup Commercial Mortgage Trust 2016-P6	3.458%, $3,086,094 par, due 12/10/2049	(1)	2,950,612
Citigroup Inc	6.066%, $1,145,000 par, due 10/30/2024	(1)	1,145,641
Citigroup Inc	4.658%, $605,000 par, due 5/24/2028	(1)	601,245
Citigroup Inc	4.140%, $310,000 par, due 5/24/2025	(1)	308,138
Citigroup Inc	3.290%, $1,390,000 par, due 3/17/2026	(1)	1,353,411
Citigroup Inc	5.610%, $520,000 par, due 9/29/2026	(1)	523,913
Citigroup Inc	3.106%, $820,000 par, due 4/8/2026	(1)	797,075
Citigroup Inc	1.281%, $1,030,000 par, due 11/3/2025	(1)	991,096
Citigroup Inc	0.981%, $1,870,000 par, due 5/1/2025	(1)	1,838,361
Citigroup Inc	3.352%, $331,000 par, due 4/24/2025	(1)	328,482
Citigroup Inc	3.070%, $830,000 par, due 2/24/2028	(1)	782,580
Citigroup Inc	2.014%, $4,750,000 par, due 1/25/2026	(1)	4,564,907
Citizens Auto Receivables Trust 2023-1	5.840%, $3,805,000 par, due 1/18/2028	(1)	3,859,214
Citizens Bank NA/Providence RI	2.250%, $1,045,000 par, due 4/28/2025	(1)	999,069
Citizens Bank NA/Providence RI	4.119%, $1,640,000 par, due 5/23/2025	(1)	1,600,568
City of Atlanta GA Water & Wastewater Revenue	1.537%, $225,000 par, due 11/1/2028	(1)	198,304
City of Chandler AZ Excise Tax Revenue	1.240%, $225,000 par, due 7/1/2025	(1)	213,802
City of Norfolk VA	0.937%, $575,000 par, due 10/1/2026	(1)	523,555
City of Tampa FL Water & Wastewater System Revenue	0.827%, $1,855,000 par, due 10/1/2025	(1)	1,741,418
City of Yuma AZ	1.269%, $350,000 par, due 7/15/2026	(1)	322,417
City of Yuma AZ	0.704%, $150,000 par, due 7/15/2024	(1)	146,597
Clackamas County School Dist No 12 North Clackamas	0.613%, $225,000 par, due 6/15/2024	(1)	220,732
CNH Equipment Trust 2022-B	3.890%, $4,950,000 par, due 8/16/2027	(1)	4,865,375
CNH Industrial Capital LLC	1.450%, $900,000 par, due 7/15/2026	(1)	825,773
CNH Industrial Capital LLC	3.950%, $1,285,000 par, due 5/23/2025	(1)	1,262,406
CNH Industrial Capital LLC	5.450%, $675,000 par, due 10/14/2025	(1)	678,247
College Loan Corp Trust I	6.346%, $5,945,000 par, due 4/25/2046	(1)	5,920,400
COMM 2014-CCRE19 Mortgage Trust	3.499%, $502,939 par, due 8/10/2047	(1)	498,338
COMM 2015-3BP Mortgage Trust	3.178%, $3,590,000 par, due 2/10/2035	(1)	3,409,904
COMM 2015-DC1 Mortgage Trust	3.078%, $1,152,110 par, due 2/10/2048	(1)	1,129,692
COMM 2016-COR1 Mortgage Trust	2.826%, $4,136,228 par, due 10/10/2049	(1)	3,861,082
COMM 2016-CR28 Mortgage Trust	3.762%, $375,000 par, due 2/10/2049	(1)	360,518
     21    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
COMM 2016-DC2 Mortgage Trust	3.765%, $1,325,000 par, due 2/10/2049	(1)	$1,277,230
CommonSpirit Health	2.760%, $510,000 par, due 10/1/2024	(1)	498,660
Commonwealth of Massachusetts	4.110%, $3,748,086 par, due 7/15/2031	(1)	3,717,651
ConocoPhillips Co	2.400%, $239,000 par, due 3/7/2025	(1)	232,193
Consumers 2023 Securitization Funding LLC	5.210%, $3,620,000 par, due 9/1/2030	(1)	3,705,932
Cooperatieve Rabobank UA	1.339%, $725,000 par, due 6/24/2026	(1)	683,505
Cooperatieve Rabobank UA	3.649%, $3,050,000 par, due 4/6/2028	(1)	2,908,861
County of Collin TX	0.967%, $175,000 par, due 2/15/2025	(1)	167,318
County of Howard MD	1.454%, $600,000 par, due 8/15/2024	(1)	587,772
County of Spokane WA	2.096%, $1,135,000 par, due 12/1/2024	(1)	1,107,737
Credit Suisse AG/New York NY	3.700%, $330,000 par, due 2/21/2025	(1)	323,256
CRH America Inc	3.875%, $2,365,000 par, due 5/18/2025	(1)	2,313,826
Csail 2015-C2 Commercial Mortgage Trust	3.504%, $425,000 par, due 6/15/2057	(1)	411,132
CSAIL 2015-C3 Commercial Mortgage Trust	3.718%, $375,000 par, due 8/15/2048	(1)	361,972
CSAIL 2015-C4 Commercial Mortgage Trust	3.544%, $2,859,813 par, due 11/15/2048	(1)	2,773,047
CSAIL 2015-C4 Commercial Mortgage Trust	3.808%, $3,290,000 par, due 11/15/2048	(1)	3,180,186
CubeSmart LP	4.000%, $795,000 par, due 11/15/2025	(1)	773,013
CVS Health Corp	5.000%, $748,000 par, due 2/20/2026	(1)	751,811
Daimler Truck Finance North America LLC	5.600%, $1,530,000 par, due 8/8/2025	(1)	1,540,116
Daimler Truck Finance North America LLC	1.625%, $1,815,000 par, due 12/13/2024	(1)	1,748,246
DBJPM 2016-C3 Mortgage Trust	2.632%, $2,972,288 par, due 8/10/2049	(1)	2,764,032
Dell Equipment Finance Trust 2021-2	0.530%, $242,943 par, due 12/22/2026	(1)	240,968
Dell Equipment Finance Trust 2022-2	4.140%, $3,510,000 par, due 7/22/2027	(1)	3,477,336
Dell Equipment Finance Trust 2023-1	5.650%, $675,000 par, due 9/22/2028	(1)	680,291
Dell Equipment Finance Trust 2023-2	5.650%, $1,430,000 par, due 1/22/2029	(1)	1,447,190
Dell Equipment Finance Trust 2023-3	5.930%, $3,245,000 par, due 4/23/2029	(1)	3,305,396
Discover Card Execution Note Trust	5.030%, $2,990,000 par, due 10/15/2027	(1)	3,002,196
DLLAA 2021-1 LLC	0.670%, $3,395,214 par, due 4/17/2026	(1)	3,298,630
DLLAA 2023-1 LLC	5.640%, $4,045,000 par, due 2/22/2028	(1)	4,110,444
DLLAD 2021-1 LLC	0.640%, $3,449,616 par, due 9/21/2026	(1)	3,327,968
DLLAD 2021-1 LLC	0.900%, $5,800,000 par, due 6/20/2029	(1)	5,291,044
DLLMT 2021-1 LLC	1.000%, $2,224,653 par, due 7/21/2025	(1)	2,179,322
Donlen Fleet Lease Funding 2 LLC	0.560%, $600,642 par, due 12/11/2034	(1)	591,725
DTE Energy Co	4.220%, $2,010,000 par, due 11/1/2024	(1)	1,986,489
DuPont de Nemours Inc	4.493%, $965,000 par, due 11/15/2025	(1)	958,060
East Ohio Gas Co/The	1.300%, $1,825,000 par, due 6/15/2025	(1)	1,725,364
ECMC Group Student Loan Trust 2021-1	6.022%, $372,621 par, due 11/25/2070	(1)	364,084
EdLinc Student Loan Funding Trust 2012-1	6.452%, $51,531 par, due 9/25/2030	(1)	51,513
Edsouth Indenture No 3 LLC	6.182%, $125,592 par, due 4/25/2039	(1)	125,058
Edu Fund of South	6.493%, $130,344 par, due 3/25/2036	(1)	130,314
Edu Fund of South	6.246%, $66,554 par, due 4/25/2035	(1)	66,499
EMD Finance LLC	3.250%, $955,000 par, due 3/19/2025	(1)	932,154
Emory University	1.566%, $940,000 par, due 9/1/2025	(1)	893,240
Enbridge Inc	5.900%, $1,230,000 par, due 11/15/2026	(1)	1,263,397
Enbridge Inc	2.150%, $1,085,000 par, due 2/16/2024	(1)	1,080,083
Enbridge Inc	2.500%, $850,000 par, due 2/14/2025	(1)	824,220
Energy Transfer LP	6.050%, $1,930,000 par, due 12/1/2026	(1)	1,983,527
Entergy Louisiana LLC	0.950%, $1,620,000 par, due 10/1/2024	(1)	1,567,169
Entergy Texas Inc	1.500%, $200,000 par, due 9/1/2026	(1)	180,013
Enterprise Fleet Financing 2022-1 LLC	3.030%, $1,103,460 par, due 1/20/2028	(1)	1,085,234
Enterprise Fleet Financing 2022-2 LLC	4.650%, $504,800 par, due 5/21/2029	(1)	501,380
Enterprise Fleet Financing 2022-3 LLC	4.380%, $3,037,655 par, due 7/20/2029	(1)	3,004,028
Enterprise Fleet Financing 2022-4 LLC	5.760%, $1,815,676 par, due 10/22/2029	(1)	1,821,146
Enterprise Fleet Financing 2023-1 LLC	5.510%, $515,571 par, due 1/22/2029	(1)	516,100
Enterprise Fleet Financing 2023-2 LLC	5.560%, $2,060,000 par, due 4/22/2030	(1)	2,065,723
Enterprise Fleet Financing 2023-3 LLC	6.400%, $5,290,000 par, due 3/20/2030	(1)	5,408,030
Equifax Inc	5.100%, $715,000 par, due 6/1/2028	(1)	721,860
ERP Operating LP	3.250%, $420,000 par, due 8/1/2027	(1)	399,268
Ethiopian Leasing 2012 LLC	2.646%, $502,162 par, due 5/12/2026	(1)	488,557
Ethiopian Leasing 2012 LLC	2.566%, $2,061,537 par, due 8/14/2026	(1)	2,017,305
Evergy Kansas Central Inc	3.100%, $1,870,000 par, due 4/1/2027	(1)	1,779,423
Evergy Metro Inc	3.650%, $1,260,000 par, due 8/15/2025	(1)	1,232,528
EXIM Bank of the United States	2.329%, $251,136 par, due 1/14/2027	(1)	237,964
EXIM Bank of the United States	1.900%, $1,245,078 par, due 7/12/2024	(1)	1,233,140
EXIM Bank of the United States	1.732%, $256,402 par, due 9/18/2024	(1)	252,171
EXIM Bank of the United States	1.732%, $91,340 par, due 9/18/2024	(1)	89,818
     22    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
EXIM Bank of the United States	2.372%, $304,656 par, due 3/19/2027	(1)	$292,933
Extended Stay America Trust 2021-ESH	6.557%, $3,290,376 par, due 7/15/2038	(1)	3,259,420
Extra Space Storage LP	3.500%, $330,000 par, due 7/1/2026	(1)	316,762
Fannie Mae Grantor Trust 2004-T2	6.000%, $297,768 par, due 11/25/2043	(1)	299,984
Fannie Mae Pool	5.540%, $5,600,000 par, due 12/1/2027	(1)	5,792,853
Fannie Mae Pool	5.330%, $5,110,000 par, due 12/1/2028	(1)	5,331,416
Fannie Mae Pool	5.180%, $2,200,000 par, due 12/1/2028	(1)	2,284,176
Fannie Mae Pool	5.090%, $4,120,000 par, due 1/1/2029	(1)	4,260,776
Fannie Mae Pool	3.100%, $6,845,000 par, due 1/1/2026	(1)	6,639,472
Fannie Mae Pool	4.790%, $15,370,000 par, due 3/1/2028	(1)	15,484,998
Fannie Mae Pool	5.870%, $8,731,163 par, due 9/1/2027	(1)	8,677,790
Fannie Mae Pool	5.380%, $7,260,000 par, due 10/1/2028	(1)	7,557,007
Fannie Mae Pool	4.920%, $8,510,000 par, due 10/1/2028	(1)	8,717,950
Fannie Mae Pool	5.895%, $4,965,000 par, due 10/1/2028	(1)	4,936,898
Fannie Mae Pool	4.020%, $6,018,000 par, due 4/1/2028	(1)	5,933,369
Fannie Mae Pool	5.000%, $105,221 par, due 10/1/2035	(1)	107,033
Fannie Mae Pool	5.000%, $214,895 par, due 6/1/2035	(1)	218,593
Fannie Mae Pool	5.141%, $8,734,469 par, due 6/1/2053	(1)	8,723,568
Fannie Mae Pool	5.312%, $691,781 par, due 12/1/2052	(1)	696,274
Fannie Mae Pool	7.302%, $550,238 par, due 11/1/2046	(1)	564,516
Fannie Mae Pool	4.190%, $2,580 par, due 2/1/2041	(1)	2,578
Fannie Mae Pool	5.000%, $144,694 par, due 5/1/2038	(1)	143,169
Fannie Mae Pool	3.961%, $212,444 par, due 2/1/2045	(1)	216,921
Fannie Mae Pool	5.866%, $59,949 par, due 7/1/2045	(1)	61,305
Fannie Mae Pool	6.280%, $198,534 par, due 8/1/2045	(1)	202,599
Fannie Mae Pool	2.807%, $313,128 par, due 12/1/2049	(1)	297,546
Fannie Mae Pool	2.630%, $783,496 par, due 12/1/2049	(1)	740,699
Fannie Mae Pool	2.742%, $818,886 par, due 12/1/2049	(1)	775,091
Fannie Mae Pool	2.697%, $2,504,099 par, due 1/1/2050	(1)	2,370,002
Fannie Mae Pool	2.736%, $1,899,386 par, due 1/1/2050	(1)	1,796,950
Fannie Mae Pool	5.381%, $88,015 par, due 5/1/2037	(1)	86,820
Fannie Mae Pool	5.850%, $40,496 par, due 8/1/2045	(1)	41,037
Fannie Mae Pool	6.455%, $239,671 par, due 8/1/2045	(1)	243,181
Fannie Mae Pool	4.479%, $185,864 par, due 5/1/2036	(1)	180,973
Fannie Mae Pool	7.586%, $58,058 par, due 12/1/2045	(1)	59,698
Fannie Mae Pool	3.611%, $2,523,043 par, due 7/1/2052	(1)	2,401,692
Fannie Mae Pool	3.805%, $830,485 par, due 6/1/2052	(1)	795,565
Fannie Mae Pool	3.864%, $1,081,297 par, due 7/1/2052	(1)	1,037,879
Fannie Mae Pool	4.104%, $3,813,428 par, due 8/1/2052	(1)	3,691,955
Fannie Mae Pool	2.473%, $4,190,524 par, due 6/1/2052	(1)	3,833,918
Fannie Mae Pool	7.481%, $372,677 par, due 11/1/2045	(1)	382,903
Fannie Mae Pool	3.072%, $462,114 par, due 5/1/2052	(1)	432,388
Fannie Mae Pool	2.601%, $4,520,885 par, due 6/1/2052	(1)	4,157,731
Fannie Mae Pool	3.483%, $5,462,161 par, due 9/1/2052	(1)	5,193,778
Fannie Mae Pool	4.534%, $2,858,315 par, due 8/1/2052	(1)	2,801,898
Fannie Mae Pool	4.724%, $1,216,379 par, due 10/1/2052	(1)	1,199,274
Fannie Mae Pool	4.564%, $3,884,168 par, due 10/1/2052	(1)	3,815,861
Fannie Mae Pool	7.253%, $215,979 par, due 10/1/2046	(1)	221,269
Fannie Mae Pool	5.118%, $1,063,307 par, due 11/1/2052	(1)	1,063,996
Fannie Mae Pool	4.821%, $3,166,101 par, due 12/1/2052	(1)	3,136,353
Fannie Mae Pool	7.424%, $204,855 par, due 10/1/2046	(1)	210,390
Fannie Mae Pool	7.218%, $90,696 par, due 11/1/2046	(1)	92,884
Fannie Mae Pool	6.000%, $84,512 par, due 10/1/2041	(1)	84,119
Fannie Mae Pool	6.000%, $109,569 par, due 11/1/2041	(1)	112,004
Fannie Mae Pool	6.080%, $40,625 par, due 11/1/2041	(1)	40,523
Fannie Mae Pool	4.243%, $30,892 par, due 3/1/2042	(1)	30,987
Fannie Mae Pool	3.130%, $335,798 par, due 6/1/2047	(1)	339,282
Fannie Mae Pool	3.008%, $569,041 par, due 6/1/2047	(1)	573,700
Fannie Mae Pool	3.022%, $512,836 par, due 6/1/2047	(1)	517,475
Fannie Mae Pool	3.120%, $945,000 par, due 1/1/2024	(1)	941,322
Fannie Mae Pool	2.800%, $1,475,000 par, due 4/1/2024	(1)	1,458,937
Fannie Mae Pool	3.220%, $19,072 par, due 6/1/2024	(1)	18,824
Fannie Mae Pool	2.500%, $360,734 par, due 12/1/2026	(1)	349,494
Fannie Mae Pool	5.500%, $89,039 par, due 4/1/2033	(1)	91,762
Fannie Mae Pool	6.000%, $15,713 par, due 2/1/2033	(1)	16,334
Fannie Mae Pool	5.500%, $4,294 par, due 1/1/2036	(1)	4,236
     23    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Fannie Mae Pool	2.500%, $147,294 par, due 8/1/2027	(1)	$142,038
Fannie Mae Pool	3.000%, $242,799 par, due 2/1/2027	(1)	236,527
Fannie Mae Pool	5.000%, $1,324,913 par, due 8/1/2056	(1)	1,324,950
Fannie Mae Pool	3.000%, $228,516 par, due 9/1/2027	(1)	222,009
Fannie Mae Pool	2.500%, $48,364 par, due 10/1/2024	(1)	47,673
Fannie Mae Pool	5.500%, $26,388 par, due 2/1/2036	(1)	26,017
Fannie Mae Pool	5.500%, $170,246 par, due 9/1/2036	(1)	175,457
Fannie Mae Pool	3.000%, $184,227 par, due 2/1/2031	(1)	177,005
Fannie Mae Pool	3.000%, $118,743 par, due 2/1/2031	(1)	113,801
Fannie Mae Pool	3.000%, $1,459,559 par, due 4/1/2031	(1)	1,399,706
Fannie Mae Pool	3.000%, $325,094 par, due 5/1/2031	(1)	311,664
Fannie Mae Pool	2.500%, $1,425,271 par, due 11/1/2027	(1)	1,371,952
Fannie Mae Pool	2.500%, $291,761 par, due 8/1/2027	(1)	281,261
Fannie Mae Pool	4.000%, $617,786 par, due 2/1/2034	(1)	610,010
Fannie Mae Pool	4.000%, $431,856 par, due 2/1/2034	(1)	426,420
Fannie Mae Pool	3.000%, $674,674 par, due 8/1/2027	(1)	654,543
Fannie Mae Pool	3.000%, $1,245,920 par, due 7/1/2034	(1)	1,181,715
Fannie Mae Pool	3.000%, $314,949 par, due 7/1/2034	(1)	299,887
Fannie Mae Pool	2.832%, $236,334 par, due 7/1/2047	(1)	237,351
Fannie Mae Pool	2.975%, $438,379 par, due 7/1/2047	(1)	436,220
Fannie Mae Pool	2.546%, $119,255 par, due 7/1/2047	(1)	119,589
Fannie Mae Pool	2.768%, $898,539 par, due 9/1/2047	(1)	897,464
Fannie Mae Pool	2.708%, $665,887 par, due 11/1/2047	(1)	659,586
Fannie Mae Pool	2.912%, $353,786 par, due 5/1/2047	(1)	358,179
Fannie Mae Pool	2.965%, $466,369 par, due 2/1/2048	(1)	461,419
Fannie Mae Pool	4.578%, $168,503 par, due 10/1/2032	(1)	163,920
Fannie Mae Pool	4.140%, $415,890 par, due 11/1/2032	(1)	401,245
Fannie Mae Pool	7.055%, $298,761 par, due 6/1/2033	(1)	302,462
Fannie Mae Pool	5.558%, $61,916 par, due 8/1/2035	(1)	61,154
Fannie Mae Pool	7.153%, $120,314 par, due 8/1/2033	(1)	122,373
Fannie Mae Pool	7.201%, $61,172 par, due 8/1/2033	(1)	62,173
Fannie Mae Pool	5.656%, $202,655 par, due 10/1/2033	(1)	202,500
Fannie Mae Pool	5.728%, $91,330 par, due 12/1/2033	(1)	91,048
Fannie Mae Pool	3.299%, $763,171 par, due 5/1/2048	(1)	751,105
Fannie Mae Pool	7.297%, $56,226 par, due 3/1/2034	(1)	57,169
Fannie Mae Pool	7.425%, $28,036 par, due 5/1/2034	(1)	28,395
Fannie Mae Pool	7.234%, $538,973 par, due 6/1/2034	(1)	547,246
Fannie Mae Pool	7.238%, $33,373 par, due 8/1/2034	(1)	33,791
Fannie Mae Pool	5.830%, $316,397 par, due 8/1/2044	(1)	322,874
Fannie Mae Pool	5.840%, $92,220 par, due 8/1/2044	(1)	94,125
Fannie Mae Pool	5.840%, $149,303 par, due 8/1/2044	(1)	152,514
Fannie Mae Pool	5.840%, $125,113 par, due 8/1/2044	(1)	127,733
Fannie Mae Pool	3.456%, $147,173 par, due 11/1/2048	(1)	143,230
Fannie Mae Pool	5.850%, $8,810 par, due 9/1/2044	(1)	8,986
Fannie Mae Pool	5.850%, $45,215 par, due 10/1/2044	(1)	45,163
Fannie Mae Pool	6.821%, $131,294 par, due 7/1/2046	(1)	134,485
Fannie Mae Pool	3.852%, $203,648 par, due 1/1/2049	(1)	199,545
Fannie Mae Pool	5.100%, $133,233 par, due 12/1/2046	(1)	137,084
Fannie Mae Pool	3.052%, $1,211,436 par, due 8/1/2049	(1)	1,161,866
Fannie Mae Pool	3.016%, $799,520 par, due 8/1/2049	(1)	766,326
Fannie Mae Pool	4.485%, $245,630 par, due 4/1/2045	(1)	249,759
Fannie Mae Pool	4.453%, $217,964 par, due 4/1/2045	(1)	221,486
Fannie Mae Pool	5.781%, $22,917 par, due 6/1/2045	(1)	23,432
Fannie Mae Pool	2.764%, $1,882,053 par, due 11/1/2049	(1)	1,787,250
Fannie Mae Pool	2.826%, $633,217 par, due 11/1/2049	(1)	602,227
Fannie Mae Pool	2.845%, $365,742 par, due 11/1/2049	(1)	347,977
Fannie Mae REMIC Trust 2002-W12	5.066%, $2,009 par, due 2/25/2033	(1)	1,888
Fannie Mae REMIC Trust 2003-W11	7.097%, $12,090 par, due 7/25/2033	(1)	11,944
Fannie Mae REMIC Trust 2004-W11	7.000%, $347,359 par, due 5/25/2044	(1)	349,421
Fannie Mae REMICS	5.500%, $798,145 par, due 4/25/2035	(1)	811,456
Fannie Mae REMICS	5.500%, $778,163 par, due 4/25/2035	(1)	790,685
Fannie Mae REMICS	2.500%, $18,424 par, due 3/25/2037	(1)	17,517
Fannie Mae Trust 2003-W6	6.500%, $101,661 par, due 9/25/2042	(1)	103,559
Fannie Mae Trust 2004-W1	7.000%, $222,332 par, due 12/25/2033	(1)	232,578
Federal Realty OP LP	1.250%, $1,020,000 par, due 2/15/2026	(1)	941,669
Federal Realty OP LP	3.950%, $355,000 par, due 1/15/2024	(1)	354,622
     24    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Fidelity National Information Services Inc	4.500%, $990,000 par, due 7/15/2025	(1)	$980,184
Fifth Third Auto Trust 2023-1	5.530%, $4,645,000 par, due 8/15/2028	(1)	4,710,527
Fifth Third Bancorp	4.055%, $350,000 par, due 4/25/2028	(1)	333,894
Fifth Third Bank NA	3.850%, $1,535,000 par, due 3/15/2026	(1)	1,476,688
Fiserv Inc	3.850%, $1,685,000 par, due 6/1/2025	(1)	1,653,405
Fiserv Inc	2.750%, $1,690,000 par, due 7/1/2024	(1)	1,664,642
Florida Gas Transmission Co LLC	4.350%, $710,000 par, due 7/15/2025	(1)	697,743
FMC Corp	3.200%, $1,140,000 par, due 10/1/2026	(1)	1,078,618
FMC Corp	5.150%, $1,585,000 par, due 5/18/2026	(1)	1,583,394
Ford Credit Auto Owner Trust 2018-REV1	3.190%, $7,570,000 par, due 7/15/2031	(1)	7,413,574
Ford Credit Auto Owner Trust 2021-A	0.300%, $953,340 par, due 8/15/2025	(1)	939,870
Ford Credit Auto Owner Trust 2022-REV1	3.880%, $1,915,000 par, due 11/15/2034	(1)	1,864,095
Ford Credit Auto Owner Trust 2023-A	4.650%, $5,340,000 par, due 2/15/2028	(1)	5,320,984
Ford Credit Auto Owner Trust 2023-C	5.530%, $8,310,000 par, due 9/15/2028	(1)	8,484,751
Fortune Brands Innovations Inc	4.000%, $1,000,000 par, due 6/15/2025	(1)	982,740
Freddie Mac Gold Pool	5.500%, $65,868 par, due 12/1/2033	(1)	67,982
Freddie Mac Gold Pool	6.000%, $840,767 par, due 8/1/2038	(1)	880,673
Freddie Mac Gold Pool	6.000%, $389,824 par, due 8/1/2038	(1)	408,325
Freddie Mac Gold Pool	3.000%, $475,042 par, due 8/1/2027	(1)	461,827
Freddie Mac Gold Pool	3.000%, $89,085 par, due 10/1/2026	(1)	86,950
Freddie Mac Multifam Struct PT Cert	5.172%, $216,249 par, due 1/25/2046	(1)	214,832
Freddie Mac Multifamily Structured PT Cert	6.219%, $8,760,000 par, due 11/25/2029	(1)	8,773,087
Freddie Mac Multifamily Structured PT Cert	4.860%, $2,910,000 par, due 10/25/2028	(1)	2,973,650
Freddie Mac Multifamily Structured PT Cert	4.850%, $8,850,000 par, due 9/25/2028	(1)	9,011,884
Freddie Mac Multifamily Structured PT Certificates	5.805%, $10,845,985 par, due 10/25/2027	(1)	10,792,526
Freddie Mac Multifamily Structured PT Certificates	1.242%, $1,017,049 par, due 5/25/2051	(1)	946,943
Freddie Mac Multifamily Structured PT Certificates	5.998%, $201,547 par, due 10/25/2047	(1)	200,942
Freddie Mac Non Gold Pool	7.385%, $60,040 par, due 11/1/2046	(1)	61,392
Freddie Mac Non Gold Pool	2.246%, $505,315 par, due 1/1/2047	(1)	515,118
Freddie Mac Non Gold Pool	5.677%, $29,641 par, due 1/1/2041	(1)	29,699
Freddie Mac Non Gold Pool	5.419%, $151,771 par, due 5/1/2042	(1)	151,746
Freddie Mac Non Gold Pool	5.500%, $5,385 par, due 6/1/2042	(1)	5,399
Freddie Mac Non Gold Pool	7.189%, $89,031 par, due 1/1/2043	(1)	90,982
Freddie Mac Non Gold Pool	7.073%, $73,713 par, due 12/1/2042	(1)	75,347
Freddie Mac Non Gold Pool	5.018%, $8,691,376 par, due 9/1/2053	(1)	8,611,884
Freddie Mac Non Gold Pool	5.541%, $4,952 par, due 6/1/2042	(1)	4,968
Freddie Mac Non Gold Pool	5.716%, $52,938 par, due 7/1/2042	(1)	52,818
Freddie Mac Non Gold Pool	6.000%, $19,158 par, due 8/1/2042	(1)	19,128
Freddie Mac Non Gold Pool	2.783%, $491,409 par, due 6/1/2047	(1)	492,191
Freddie Mac Non Gold Pool	4.154%, $11,570 par, due 2/1/2042	(1)	11,475
Freddie Mac Non Gold Pool	5.564%, $5,425,201 par, due 4/1/2053	(1)	5,489,630
Freddie Mac Non Gold Pool	4.862%, $4,104,962 par, due 12/1/2052	(1)	4,060,079
Freddie Mac Non Gold Pool	7.213%, $128,231 par, due 10/1/2046	(1)	131,063
Freddie Mac Non Gold Pool	7.394%, $822,103 par, due 10/1/2046	(1)	841,923
Freddie Mac Non Gold Pool	7.367%, $308,225 par, due 10/1/2046	(1)	315,563
Freddie Mac Non Gold Pool	4.562%, $430,952 par, due 11/1/2052	(1)	422,033
Freddie Mac Non Gold Pool	4.666%, $396,228 par, due 9/1/2052	(1)	388,846
Freddie Mac Non Gold Pool	4.294%, $3,449,791 par, due 10/1/2052	(1)	3,349,323
Freddie Mac Non Gold Pool	5.880%, $64,725 par, due 10/1/2045	(1)	65,635
Freddie Mac Non Gold Pool	7.492%, $196,057 par, due 11/1/2045	(1)	200,974
Freddie Mac Non Gold Pool	7.117%, $154,778 par, due 3/1/2046	(1)	158,232
Freddie Mac Non Gold Pool	4.077%, $242,470 par, due 2/1/2046	(1)	246,704
Freddie Mac Non Gold Pool	7.033%, $164,113 par, due 4/1/2046	(1)	167,738
Freddie Mac Non Gold Pool	3.453%, $4,016,933 par, due 7/1/2052	(1)	3,796,162
Freddie Mac Non Gold Pool	4.008%, $5,001,986 par, due 8/1/2052	(1)	4,812,195
Freddie Mac Non Gold Pool	3.628%, $5,615,094 par, due 8/1/2052	(1)	5,337,428
Freddie Mac Non Gold Pool	4.053%, $6,809,917 par, due 9/1/2052	(1)	6,562,098
Freddie Mac Non Gold Pool	4.149%, $2,519,462 par, due 9/1/2052	(1)	2,433,992
Freddie Mac Non Gold Pool	7.100%, $93,472 par, due 1/1/2046	(1)	95,592
Freddie Mac Non Gold Pool	5.870%, $139,243 par, due 9/1/2045	(1)	141,458
Freddie Mac Non Gold Pool	5.762%, $62,210 par, due 8/1/2045	(1)	63,384
Freddie Mac Non Gold Pool	7.120%, $62,550 par, due 2/1/2046	(1)	63,898
Freddie Mac Non Gold Pool	5.925%, $649,877 par, due 7/1/2045	(1)	661,568
Freddie Mac Non Gold Pool	6.354%, $75,639 par, due 8/1/2045	(1)	76,859
Freddie Mac Non Gold Pool	5.850%, $33,888 par, due 8/1/2045	(1)	34,477
Freddie Mac Non Gold Pool	6.201%, $868,525 par, due 8/1/2045	(1)	882,797
     25    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Freddie Mac Non Gold Pool	5.175%, $339,841 par, due 4/1/2038	(1)	$350,514
Freddie Mac Non Gold Pool	5.120%, $25,490 par, due 5/1/2038	(1)	25,140
Freddie Mac Non Gold Pool	5.514%, $26,380 par, due 6/1/2045	(1)	26,836
Freddie Mac Non Gold Pool	3.304%, $381,900 par, due 6/1/2049	(1)	367,761
Freddie Mac Non Gold Pool	4.350%, $119,368 par, due 4/1/2045	(1)	120,545
Freddie Mac Non Gold Pool	4.991%, $134,739 par, due 5/1/2045	(1)	136,819
Freddie Mac Non Gold Pool	3.245%, $1,042,263 par, due 7/1/2049	(1)	1,002,403
Freddie Mac Non Gold Pool	7.541%, $1,302,317 par, due 11/1/2045	(1)	1,335,528
Freddie Mac Non Gold Pool	2.879%, $98,957 par, due 3/1/2046	(1)	94,685
Freddie Mac Non Gold Pool	3.878%, $111,785 par, due 1/1/2045	(1)	112,829
Freddie Mac Non Gold Pool	5.652%, $174,705 par, due 12/1/2044	(1)	176,744
Freddie Mac Non Gold Pool	2.778%, $120,683 par, due 5/1/2047	(1)	121,508
Freddie Mac Non Gold Pool	5.850%, $140,437 par, due 8/1/2044	(1)	142,807
Freddie Mac Non Gold Pool	5.890%, $125,821 par, due 8/1/2043	(1)	128,025
Freddie Mac Non Gold Pool	5.850%, $239,282 par, due 10/1/2043	(1)	243,249
Freddie Mac Non Gold Pool	6.145%, $222,347 par, due 9/1/2037	(1)	229,175
Freddie Mac Non Gold Pool	7.515%, $41,116 par, due 6/1/2036	(1)	40,898
Freddie Mac Non Gold Pool	5.412%, $81,017 par, due 8/1/2035	(1)	80,234
Freddie Mac Non Gold Pool	4.921%, $181,703 par, due 5/1/2044	(1)	184,338
Freddie Mac Non Gold Pool	4.975%, $209,331 par, due 5/1/2044	(1)	212,477
Freddie Mac Non Gold Pool	5.697%, $104,137 par, due 6/1/2044	(1)	105,923
Freddie Mac Non Gold Pool	2.818%, $97,770 par, due 11/1/2047	(1)	96,533
Freddie Mac Non Gold Pool	3.431%, $226,233 par, due 5/1/2048	(1)	221,980
Freddie Mac Non Gold Pool	2.944%, $245,404 par, due 11/1/2047	(1)	242,086
Freddie Mac Non Gold Pool	3.037%, $94,792 par, due 8/1/2047	(1)	94,503
Freddie Mac Non Gold Pool	2.566%, $218,885 par, due 10/1/2047	(1)	215,822
Freddie Mac Non Gold Pool	6.000%, $158,667 par, due 9/1/2042	(1)	161,937
Freddie Mac Non Gold Pool	2.953%, $62,613 par, due 7/1/2047	(1)	62,691
Freddie Mac Pool	3.000%, $1,282,865 par, due 1/1/2035	(1)	1,216,737
Freddie Mac Pool	3.000%, $2,349,494 par, due 1/1/2035	(1)	2,228,382
Freddie Mac Pool	3.000%, $1,089,284 par, due 7/1/2034	(1)	1,033,144
Freddie Mac REMICS	3.500%, $834 par, due 4/15/2041	(1)	831
Freddie Mac REMICS	3.000%, $17,173 par, due 12/15/2044	(1)	16,156
Freddie Mac Struct PT Cert	5.231%, $1,724,528 par, due 5/25/2043	(1)	1,645,728
Freddie Struct PT Cert	7.000%, $138,971 par, due 7/25/2043	(1)	146,659
GE HealthCare Technologies Inc	5.600%, $1,935,000 par, due 11/15/2025	(1)	1,952,475
GE HealthCare Technologies Inc	5.650%, $360,000 par, due 11/15/2027	(1)	372,906
General Motors Financial Co Inc	1.200%, $1,815,000 par, due 10/15/2024	(1)	1,751,399
General Motors Financial Co Inc	3.800%, $2,130,000 par, due 4/7/2025	(1)	2,085,398
General Motors Financial Co Inc	6.050%, $1,195,000 par, due 10/10/2025	(1)	1,208,856
Georgia-Pacific LLC	3.600%, $675,000 par, due 3/1/2025	(1)	663,254
Georgia-Pacific LLC	1.750%, $2,155,000 par, due 9/30/2025	(1)	2,039,675
Ginnie Mae II pool	6.343%, $99,024 par, due 3/20/2058	(1)	98,742
Ginnie Mae II pool	4.740%, $508 par, due 6/20/2061	(1)	501
Ginnie Mae II Pool	4.364%, $922 par, due 12/20/2066	(1)	903
Ginnie Mae II Pool	4.364%, $420 par, due 1/20/2067	(1)	411
Ginnie Mae II pool	5.470%, $2,069 par, due 8/20/2059	(1)	1,976
Ginnie Mae II pool	6.023%, $1,571,634 par, due 5/20/2058	(1)	1,566,669
Ginnie Mae II pool	6.860%, $56,670 par, due 6/20/2058	(1)	56,724
Ginnie Mae II pool	2.625%, $81,511 par, due 10/20/2045	(1)	80,664
Ginnie Mae II pool	2.625%, $24,171 par, due 12/20/2045	(1)	23,873
Ginnie Mae II pool	3.625%, $47,178 par, due 3/20/2042	(1)	47,395
Ginnie Mae II pool	3.875%, $157,183 par, due 4/20/2042	(1)	157,264
GM Fin Consumer Auto Recv Tr 2023-1	4.660%, $3,680,000 par, due 2/16/2028	(1)	3,667,418
GM Financial Automobile Leasing Trust 2023-2	5.050%, $2,310,000 par, due 7/20/2026	(1)	2,310,035
GM Financial Consumer Auto Rec Trust 2021-1	0.350%, $1,261,755 par, due 10/16/2025	(1)	1,244,908
GM Financial Consumer Auto Rec Trust 2022-4	4.820%, $3,915,000 par, due 8/16/2027	(1)	3,900,193
GM Financial Consumer Automobile Rec Trust 2022-2	3.100%, $1,295,000 par, due 2/16/2027	(1)	1,269,852
GM Financial Consumer Automobile Rec Trust 2023-2	4.470%, $3,880,000 par, due 2/16/2028	(1)	3,855,560
GMF Floorplan Owner Revolving Trust	5.340%, $4,025,000 par, due 6/15/2028	(1)	4,075,329
GNMA	6.437%, $1,708,509 par, due 12/20/2066	(1)	1,704,870
GNMA	6.087%, $1,717,288 par, due 10/20/2065	(1)	1,703,646
Goldman Sachs Group Inc/The	5.798%, $2,080,000 par, due 8/10/2026	(1)	2,100,494
Goldman Sachs Group Inc/The	3.272%, $1,445,000 par, due 9/29/2025	(1)	1,420,705
Goldman Sachs Group Inc/The	4.482%, $300,000 par, due 8/23/2028	(1)	294,989
Goldman Sachs Group Inc/The	2.640%, $905,000 par, due 2/24/2028	(1)	839,198
     26    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Goldman Sachs Group Inc/The	5.915%, $2,150,000 par, due 9/10/2024	(1)	$2,146,556
Goldman Sachs Group Inc/The	5.859%, $3,020,000 par, due 10/21/2024	(1)	3,016,195
Government National Mortgage Association	6.337%, $1,177,525 par, due 1/20/2066	(1)	1,173,117
GS Mortgage Securities Trust 2017-GS5	3.409%, $662,699 par, due 3/10/2050	(1)	617,815
GS Mortgage Securities Trust 2017-GS6	3.164%, $4,234,254 par, due 5/10/2050	(1)	3,965,650
Guardian Life Global Funding	3.246%, $2,025,000 par, due 3/29/2027	(1)	1,929,673
Gulfstream Natural Gas System LLC	6.190%, $650,000 par, due 11/1/2025	(1)	653,722
Gulfstream Natural Gas System LLC	4.600%, $1,865,000 par, due 9/15/2025	(1)	1,830,576
Haleon UK Capital PLC	3.125%, $1,885,000 par, due 3/24/2025	(1)	1,841,051
Harley-Davidson Motorcycle Trust 2021-B	0.560%, $1,455,005 par, due 11/16/2026	(1)	1,419,307
Health Care Service Corp A Mutual Legal Reserve Co	1.500%, $2,805,000 par, due 6/1/2025	(1)	2,662,772
HEALTHPARTNERS	4.089%, $1,000,000 par, due 7/1/2026	(1)	981,000
Healthpeak OP LLC	4.000%, $2,115,000 par, due 6/1/2025	(1)	2,074,255
Hewlett Packard Enterprise Co	5.900%, $2,625,000 par, due 10/1/2024	(1)	2,631,993
HNA 2015 LLC	2.291%, $1,059,671 par, due 6/30/2027	(1)	1,012,372
Honda Auto Receivables 2021-1 Owner Trust	0.270%, $588,739 par, due 4/21/2025	(1)	581,590
Honda Auto Receivables 2022-2 Owner Trust	3.730%, $4,790,000 par, due 7/20/2026	(1)	4,716,215
Honda Auto Receivables 2022-2 Owner Trust	3.760%, $1,240,000 par, due 12/18/2028	(1)	1,212,680
Honda Auto Receivables 2023-3 Owner Trust	5.410%, $3,365,000 par, due 2/18/2028	(1)	3,409,489
Honda Auto Receivables 2023-4 Owner Trust	5.670%, $5,315,000 par, due 6/21/2028	(1)	5,427,651
Honda Auto Receivables 2023-4 Owner Trust	5.660%, $635,000 par, due 2/21/2030	(1)	652,761
Honolulu City & County Board of Water Supply	1.600%, $2,000,000 par, due 7/1/2028	(1)	1,790,320
Howell Public Schools	0.890%, $275,000 par, due 5/1/2024	(1)	271,400
HP Inc	4.750%, $1,340,000 par, due 1/15/2028	(1)	1,342,302
HPEFS Equipment Trust	1.380%, $2,108,486 par, due 5/21/2029	(1)	2,084,730
HSBC Holdings PLC	2.251%, $2,270,000 par, due 11/22/2027	(1)	2,084,511
HSBC Holdings PLC	1.589%, $1,875,000 par, due 5/24/2027	(1)	1,720,449
HSBC Holdings PLC	0.976%, $1,945,000 par, due 5/24/2025	(1)	1,905,478
HSBC Holdings PLC	4.180%, $880,000 par, due 12/9/2025	(1)	868,157
HSBC Holdings PLC	2.099%, $825,000 par, due 6/4/2026	(1)	785,520
HSBC Holdings PLC	2.999%, $400,000 par, due 3/10/2026	(1)	387,880
HSBC Holdings PLC	3.803%, $548,000 par, due 3/11/2025	(1)	545,771
Huntington Bancshares Inc/OH	2.625%, $520,000 par, due 8/6/2024	(1)	510,254
Huntington Bancshares Inc/OH	4.443%, $865,000 par, due 8/4/2028	(1)	839,093
Huntington National Bank/The	4.008%, $450,000 par, due 5/16/2025	(1)	443,334
Huntington National Bank/The	4.552%, $705,000 par, due 5/17/2028	(1)	681,433
Huntington National Bank/The	5.699%, $950,000 par, due 11/18/2025	(1)	939,392
Hyundai Auto Lease Securitization Trust 2021-C	0.380%, $323,985 par, due 9/16/2024	(1)	323,219
Hyundai Auto Lease Securitization Trust 2023-B	5.150%, $4,010,000 par, due 6/15/2026	(1)	4,011,708
Hyundai Auto Lease Securitization Trust 2023-C	5.800%, $4,310,000 par, due 12/15/2026	(1)	4,362,828
Hyundai Auto Receivables Trust 2023-A	4.580%, $3,515,000 par, due 4/15/2027	(1)	3,495,467
Hyundai Auto Receivables Trust 2023-B	5.480%, $3,305,000 par, due 4/17/2028	(1)	3,361,578
Hyundai Auto Receivables Trust 2023-C	5.540%, $6,205,000 par, due 10/16/2028	(1)	6,335,677
Ingredion Inc	3.200%, $1,032,000 par, due 10/1/2026	(1)	987,591
International Business Machines Corp	2.200%, $2,335,000 par, due 2/9/2027	(1)	2,175,074
Interstate Power and Light Co	3.250%, $2,120,000 par, due 12/1/2024	(1)	2,075,896
Interstate Power and Light Co	3.400%, $1,280,000 par, due 8/15/2025	(1)	1,246,043
INTOWN 2022-STAY Mortgage Trust	7.851%, $2,465,000 par, due 8/15/2039	(1)	2,472,725
JobsOhio Beverage System	3.985%, $2,355,000 par, due 1/1/2029	(1)	2,322,619
John Deere Owner Trust 2021-B	0.520%, $1,258,216 par, due 3/16/2026	(1)	1,224,140
John Deere Owner Trust 2022-C	5.090%, $700,000 par, due 6/15/2027	(1)	699,985
John Deere Owner Trust 2023	5.010%, $975,000 par, due 11/15/2027	(1)	976,995
JP Morgan Chase Commercial Mtg Sec Trust 2014-C20	3.805%, $2,547,368 par, due 7/15/2047	(1)	2,518,004
JPMBB Commercial Mortgage Sec Trust 2015-C30	3.822%, $910,000 par, due 7/15/2048	(1)	870,287
JPMCC Commercial Mortgage Sec Corp	6.738%, $4,725,000 par, due 3/15/2039	(1)	4,659,743
JPMCC Commercial Mortgage Sec Trust 2015-JP1	3.914%, $2,073,000 par, due 1/15/2049	(1)	2,001,560
JPMCC Commercial Mortgage Sec Trust 2022-NLP	5.958%, $4,534,819 par, due 4/15/2037	(1)	4,172,033
JPMDB Commercial Mortgage Securities Trust 2016-C2	2.881%, $3,612,814 par, due 6/15/2049	(1)	3,443,185
JPMDB Commercial Mortgage Securities Trust 2016-C2	3.144%, $275,000 par, due 6/15/2049	(1)	257,200
JPMDB Commercial Mortgage Securities Trust 2016-C4	2.882%, $3,322,973 par, due 12/15/2049	(1)	3,111,326
JPMorgan Chase & Co	0.969%, $3,711,000 par, due 6/23/2025	(1)	3,624,430
JPMorgan Chase & Co	1.561%, $2,370,000 par, due 12/10/2025	(1)	2,281,803
JPMorgan Chase & Co	0.824%, $2,035,000 par, due 6/1/2025	(1)	1,991,536
JPMorgan Chase & Co	6.070%, $1,370,000 par, due 10/22/2027	(1)	1,410,012
JPMorgan Chase & Co	4.323%, $1,940,000 par, due 4/26/2028	(1)	1,912,405
JPMorgan Chase & Co	2.947%, $1,900,000 par, due 2/24/2028	(1)	1,788,715
     27    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
JPMorgan Chase & Co	2.595%, $275,000 par, due 2/24/2026	(1)	$266,342
JPMorgan Chase & Co	4.851%, $615,000 par, due 7/25/2028	(1)	615,632
JPMorgan Chase Bank NA	5.110%, $2,640,000 par, due 12/8/2026	(1)	2,664,993
Kentucky Utilities Co	3.300%, $1,100,000 par, due 10/1/2025	(1)	1,072,543
KeyBank NA/Cleveland OH	4.700%, $910,000 par, due 1/26/2026	(1)	888,989
KeyBank NA/Cleveland OH	5.850%, $760,000 par, due 11/15/2027	(1)	759,903
KeyCorp	3.878%, $1,440,000 par, due 5/23/2025	(1)	1,407,744
Kimco Realty OP LLC	3.800%, $1,425,000 par, due 4/1/2027	(1)	1,368,563
Kimco Realty OP LLC	2.700%, $450,000 par, due 3/1/2024	(1)	447,502
King County School District No 412 Shoreline	1.001%, $375,000 par, due 12/1/2027	(1)	332,445
Kraft Heinz Foods Co	3.000%, $50,000 par, due 6/1/2026	(1)	48,057
Kraft Heinz Foods Co	3.875%, $50,000 par, due 5/15/2027	(1)	49,072
Kubota Credit Owner Trust 2021-1	0.620%, $1,893,978 par, due 8/15/2025	(1)	1,855,548
L3Harris Technologies Inc	5.400%, $1,740,000 par, due 1/15/2027	(1)	1,777,032
La Joya Independent School District	5.000%, $2,650,000 par, due 2/15/2027	(1)	2,697,276
Lake Central Multi-District School Building Corp	0.983%, $1,000,000 par, due 1/15/2025	(1)	959,330
Lake Central Multi-District School Building Corp	1.053%, $1,200,000 par, due 7/15/2025	(1)	1,132,872
Lake Central Multi-District School Building Corp	0.853%, $325,000 par, due 1/15/2024	(1)	324,539
Lennox International Inc	1.350%, $1,450,000 par, due 8/1/2025	(1)	1,364,370
Life 2022-BMR Mortgage Trust	6.657%, $3,825,000 par, due 5/15/2039	(1)	3,738,938
Louisiana Local Govt Env Fac. & Comm Dev Auth	3.615%, $4,122,268 par, due 2/1/2027	(1)	4,030,052
Louisiana Local Govt Env Fac. & Comm Dev Auth	5.081%, $3,606,067 par, due 6/1/2031	(1)	3,632,824
Lowe's Cos Inc	3.350%, $185,000 par, due 4/1/2027	(1)	178,314
Magellan Midstream Partners LP	5.000%, $840,000 par, due 3/1/2026	(1)	838,198
Manufacturers & Traders Trust Co	5.400%, $1,745,000 par, due 11/21/2025	(1)	1,733,609
Manufacturers & Traders Trust Co	4.650%, $1,200,000 par, due 1/27/2026	(1)	1,175,140
Marathon Petroleum Corp	4.700%, $2,435,000 par, due 5/1/2025	(1)	2,418,890
Masco Corp	3.500%, $855,000 par, due 11/15/2027	(1)	813,394
Massachusetts School Building Authority	1.134%, $2,000,000 par, due 8/15/2026	(1)	1,832,920
Mercedes-Benz Auto Lease Trust 2021-B	0.400%, $87,891 par, due 11/15/2024	(1)	87,725
Mercedes-Benz Auto Lease Trust 2023-A	4.740%, $3,490,000 par, due 1/15/2027	(1)	3,475,506
Mercedes-Benz Auto Receivables Trust 2022-1	5.210%, $2,000,000 par, due 8/16/2027	(1)	2,002,842
Mercedes-Benz Auto Receivables Trust 2023-1	4.510%, $7,495,000 par, due 11/15/2027	(1)	7,447,692
Mercedes-Benz Auto Receivables Trust 2023-2	5.950%, $4,780,000 par, due 11/15/2028	(1)	4,916,541
Mercedes-Benz Finance North America LLC	5.200%, $840,000 par, due 8/3/2026	(1)	851,504
Met Tower Global Funding	5.400%, $1,910,000 par, due 6/20/2026	(1)	1,939,292
METLIFE SECURITIZATION TRUST 2019-1	3.750%, $81,413 par, due 4/25/2058	(1)	78,952
Metropolitan Life Global Funding I	4.400%, $665,000 par, due 6/30/2027	(1)	653,797
MHC Commercial Mortgage Trust 2021-MHC	6.277%, $3,980,548 par, due 4/15/2038	(1)	3,938,100
Michigan Finance Authority Student ABS 2021-1	5.970%, $1,150,132 par, due 7/25/2061	(1)	1,138,826
Mid-America Apartments LP	3.750%, $200,000 par, due 6/15/2024	(1)	197,999
Mid-America Apartments LP	4.000%, $862,000 par, due 11/15/2025	(1)	847,018
Mid-America Apartments LP	1.100%, $1,600,000 par, due 9/15/2026	(1)	1,451,723
MidAmerican Energy Co	3.100%, $1,100,000 par, due 5/1/2027	(1)	1,052,028
Missouri Higher Education Loan Authority	6.179%, $1,876,445 par, due 1/25/2061	(1)	1,826,344
Missouri Higher Education Loan Authority	6.170%, $3,418,894 par, due 3/25/2061	(1)	3,315,028
Mitsubishi UFJ Financial Group Inc	1.412%, $1,460,000 par, due 7/17/2025	(1)	1,377,990
Mitsubishi UFJ Financial Group Inc	0.962%, $1,000,000 par, due 10/11/2025	(1)	964,013
Mitsubishi UFJ Financial Group Inc	4.080%, $745,000 par, due 4/19/2028	(1)	724,825
Mitsubishi UFJ Financial Group Inc	4.788%, $1,015,000 par, due 7/18/2025	(1)	1,010,240
Mitsubishi UFJ Financial Group Inc	0.953%, $4,110,000 par, due 7/19/2025	(1)	4,004,924
MMAF Equipment Finance LLC 2019-B	2.010%, $493,966 par, due 12/12/2024	(1)	491,702
MMAF Equipment Finance LLC 2020-A	0.970%, $4,211,235 par, due 4/9/2027	(1)	4,013,147
MMAF Equipment Finance LLC 2021-A	0.560%, $2,479,718 par, due 6/13/2028	(1)	2,375,979
MMAF Equipment Finance LLC 2022-A	3.200%, $3,650,000 par, due 1/13/2028	(1)	3,545,836
Mondelez International Holdings Netherlands BV	2.250%, $560,000 par, due 9/19/2024	(1)	546,721
Mondelez International Holdings Netherlands BV	4.250%, $880,000 par, due 9/15/2025	(1)	869,216
Mondelez International Holdings Netherlands BV	0.750%, $1,770,000 par, due 9/24/2024	(1)	1,706,186
Monongahela Power Co	4.100%, $1,453,000 par, due 4/15/2024	(1)	1,443,099
Morgan Stanley	2.475%, $1,225,000 par, due 1/21/2028	(1)	1,138,094
Morgan Stanley	2.720%, $150,000 par, due 7/22/2025	(1)	147,533
Morgan Stanley	0.791%, $3,715,000 par, due 1/22/2025	(1)	3,704,070
Morgan Stanley	4.679%, $1,590,000 par, due 7/17/2026	(1)	1,575,035
Morgan Stanley	2.630%, $3,490,000 par, due 2/18/2026	(1)	3,378,177
Morgan Stanley	1.164%, $1,465,000 par, due 10/21/2025	(1)	1,410,042
Morgan Stanley	6.138%, $100,000 par, due 10/16/2026	(1)	101,821
     28    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Morgan Stanley	0.790%, $1,795,000 par, due 5/30/2025	(1)	$1,754,875
Morgan Stanley BAML Trust 2014-C16	3.892%, $2,710,155 par, due 6/15/2047	(1)	2,690,010
Morgan Stanley BAML Trust 2014-C18	3.923%, $6,612,816 par, due 10/15/2047	(1)	6,484,395
Morgan Stanley BAML Trust 2015-C20	3.249%, $875,000 par, due 2/15/2048	(1)	850,658
Morgan Stanley BAML Trust 2015-C25	3.635%, $500,000 par, due 10/15/2048	(1)	482,725
Morgan Stanley BAML Trust 2016-C28	3.272%, $755,365 par, due 1/15/2049	(1)	721,978
Morgan Stanley BAML Trust 2016-C29	3.325%, $2,160,000 par, due 5/15/2049	(1)	2,052,540
Morgan Stanley BAML Trust 2016-C31	2.840%, $3,013,856 par, due 11/15/2049	(1)	2,838,910
Morgan Stanley Bank NA	4.754%, $510,000 par, due 4/21/2026	(1)	509,918
MPLX LP	4.875%, $730,000 par, due 12/1/2024	(1)	725,800
MPLX LP	4.875%, $725,000 par, due 6/1/2025	(1)	720,400
MPLX LP	4.000%, $175,000 par, due 2/15/2025	(1)	172,326
MPLX LP	4.125%, $175,000 par, due 3/1/2027	(1)	171,377
Mutual of Omaha Cos Global Funding	5.450%, $850,000 par, due 12/12/2028	(1)	868,261
Mutual of Omaha Cos Global Funding	5.800%, $1,130,000 par, due 7/27/2026	(1)	1,151,922
Nature Conservancy/The	6.719%, $475,000 par, due 2/1/2024	(1)	474,998
Navient Private Education Refi Loan Trust 2021-E	0.970%, $2,790,414 par, due 12/16/2069	(1)	2,405,979
Navient Private Education Refi Loan Trust 2021-G	1.580%, $4,514,243 par, due 4/15/2070	(1)	3,916,300
Navient Private Education Refi Loan Trust 2022-A	2.230%, $2,649,018 par, due 7/15/2070	(1)	2,336,752
Navient Student Loan Trust 2020-FA	1.220%, $2,046,280 par, due 7/15/2069	(1)	1,856,729
Navient Student Loan Trust 2021-1	6.052%, $2,598,903 par, due 12/26/2069	(1)	2,554,446
Navistar Fin Dealer Note Master Owner Trust II	6.180%, $1,260,000 par, due 8/25/2028	(1)	1,272,322
Nebraska Investment Finance Authority	5.000%, $875,000 par, due 3/1/2050	(1)	865,953
Nelnet Student Loan Trust 2021-A	6.272%, $3,559,626 par, due 4/20/2062	(1)	3,525,069
Nelnet Student Loan Trust 2021-A	1.360%, $2,930,486 par, due 4/20/2062	(1)	2,653,869
Nelnet Student Loan Trust 2021-B	6.252%, $289,126 par, due 4/20/2062	(1)	285,115
Nelnet Student Loan Trust 2021-C	6.212%, $4,437,245 par, due 4/20/2062	(1)	4,364,062
Nelnet Student Loan Trust 2021-D	6.162%, $3,990,510 par, due 4/20/2062	(1)	3,924,798
New York Life Global Funding	5.450%, $1,580,000 par, due 9/18/2026	(1)	1,615,597
New York Life Global Funding	2.350%, $780,000 par, due 7/14/2026	(1)	734,968
New York Life Global Funding	0.850%, $845,000 par, due 1/15/2026	(1)	780,622
New York State Dormitory Authority	2.738%, $450,000 par, due 3/15/2026	(1)	434,349
New York State Dormitory Authority	2.438%, $890,000 par, due 2/15/2026	(1)	854,453
New York State Urban Development Corp	3.170%, $275,000 par, due 3/15/2026	(1)	266,054
New York State Urban Development Corp	3.350%, $275,000 par, due 3/15/2026	(1)	267,075
NextEra Energy Capital Holdings Inc	6.051%, $75,000 par, due 3/1/2025	(1)	75,677
NextEra Energy Capital Holdings Inc	4.255%, $1,830,000 par, due 9/1/2024	(1)	1,812,068
Nissan Auto Lease Trust 2023-B	5.690%, $2,375,000 par, due 7/15/2026	(1)	2,392,264
Nissan Auto Receivables 2022-B Owner Trust	4.460%, $1,025,000 par, due 5/17/2027	(1)	1,017,450
Nissan Auto Receivables 2023-A Owner Trust	4.910%, $3,095,000 par, due 11/15/2027	(1)	3,096,371
NNN REIT Inc	4.000%, $840,000 par, due 11/15/2025	(1)	821,747
Northrop Grumman Corp	2.930%, $2,630,000 par, due 1/15/2025	(1)	2,570,065
Northstar Edu Fin Inc	6.152%, $239,660 par, due 12/26/2031	(1)	239,287
NorthWestern Corp	1.000%, $1,470,000 par, due 3/26/2024	(1)	1,451,247
Northwestern Mutual Global Funding	0.800%, $1,705,000 par, due 1/14/2026	(1)	1,576,927
NTT Finance Corp	0.583%, $905,000 par, due 3/1/2024	(1)	897,677
NTT Finance Corp	4.142%, $360,000 par, due 7/26/2024	(1)	357,587
NTT Finance Corp	1.162%, $1,615,000 par, due 4/3/2026	(1)	1,490,207
Nucor Corp	4.300%, $1,150,000 par, due 5/23/2027	(1)	1,139,404
Nucor Corp	3.950%, $740,000 par, due 5/23/2025	(1)	728,217
Nutrien Ltd	5.950%, $725,000 par, due 11/7/2025	(1)	737,199
Nutrien Ltd	5.900%, $1,240,000 par, due 11/7/2024	(1)	1,243,280
Nutrien Ltd	3.000%, $460,000 par, due 4/1/2025	(1)	446,556
NXP BV / NXP Funding LLC / NXP USA Inc	4.400%, $1,450,000 par, due 6/1/2027	(1)	1,431,952
Oklahoma Water Resources Board	0.700%, $1,610,000 par, due 10/1/2024	(1)	1,559,816
ONE Gas Inc	1.100%, $541,000 par, due 3/11/2024	(1)	536,199
Oracle Corp	2.500%, $2,240,000 par, due 4/1/2025	(1)	2,165,692
Oracle Corp	1.650%, $3,485,000 par, due 3/25/2026	(1)	3,252,439
Orlando Health Obligated Group	3.777%, $350,000 par, due 10/1/2028	(1)	331,092
Pacific Life Global Funding II	1.200%, $1,290,000 par, due 6/24/2025	(1)	1,223,686
PacifiCorp	3.350%, $2,300,000 par, due 7/1/2025	(1)	2,237,875
Packaging Corp of America	3.650%, $1,695,000 par, due 9/15/2024	(1)	1,670,567
Parker-Hannifin Corp	3.300%, $1,595,000 par, due 11/21/2024	(1)	1,565,263
Parker-Hannifin Corp	2.700%, $456,000 par, due 6/14/2024	(1)	450,005
Parker-Hannifin Corp	3.650%, $1,090,000 par, due 6/15/2024	(1)	1,079,528
PeaceHealth Obligated Group	1.375%, $2,065,000 par, due 11/15/2025	(1)	1,918,511
     29    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Pennsylvania Electric Co	5.150%, $380,000 par, due 3/30/2026	(1)	$379,522
Petroleos Mexicanos	6.071%, $113,125 par, due 2/15/2024	(1)	112,812
Petroleos Mexicanos	2.460%, $230,000 par, due 12/15/2025	(1)	222,018
Petroleos Mexicanos	6.006%, $148,500 par, due 4/15/2025	(1)	148,333
PHEAA Student Loan Trust 2016-1	6.602%, $801,879 par, due 9/25/2065	(1)	803,098
Phillips 66	3.850%, $810,000 par, due 4/9/2025	(1)	796,961
Phillips 66	0.900%, $925,000 par, due 2/15/2024	(1)	919,272
Pioneer Natural Resources Co	1.125%, $1,040,000 par, due 1/15/2026	(1)	965,771
Pioneer Natural Resources Co	5.100%, $1,345,000 par, due 3/29/2026	(1)	1,355,257
PNC Financial Services Group Inc/The	4.758%, $2,015,000 par, due 1/26/2027	(1)	1,999,960
PNC Financial Services Group Inc/The	6.615%, $770,000 par, due 10/20/2027	(1)	799,091
PNC Financial Services Group Inc/The	5.812%, $2,040,000 par, due 6/12/2026	(1)	2,052,583
Porsche Financial Auto Securitization Trust 2023-2	5.790%, $6,285,000 par, due 1/22/2029	(1)	6,421,711
PPG Industries Inc	1.200%, $1,965,000 par, due 3/15/2026	(1)	1,816,900
Pricoa Global Funding I	5.550%, $1,110,000 par, due 8/28/2026	(1)	1,133,351
Principal Life Global Funding II	1.375%, $2,280,000 par, due 1/10/2025	(1)	2,189,334
Protective Life Global Funding	1.646%, $2,010,000 par, due 1/13/2025	(1)	1,932,555
Protective Life Global Funding	4.714%, $855,000 par, due 7/6/2027	(1)	850,358
Protective Life Global Funding	5.366%, $995,000 par, due 1/6/2026	(1)	1,002,331
Protective Life Global Funding	3.218%, $455,000 par, due 3/28/2025	(1)	443,822
PSNH Funding LLC 3	3.094%, $106,429 par, due 2/1/2026	(1)	106,165
REALTY INCOME CORP	4.125%, $1,860,000 par, due 10/15/2026	(1)	1,825,300
Regions Financial Corp	2.250%, $100,000 par, due 5/18/2025	(1)	95,319
Reliance Industries Ltd	1.870%, $95,526 par, due 1/15/2026	(1)	92,151
Reliance Industries Ltd	2.444%, $1,911,842 par, due 1/15/2026	(1)	1,859,547
Reliance Industries Ltd	2.512%, $1,306,250 par, due 1/15/2026	(1)	1,270,144
Revvity Inc	0.850%, $1,730,000 par, due 9/15/2024	(1)	1,669,988
RI State Std Ln Authority	6.076%, $221,812 par, due 9/1/2036	(1)	221,062
Rogers Communications Inc	2.950%, $770,000 par, due 3/15/2025	(1)	747,163
Rogers Communications Inc	3.200%, $410,000 par, due 3/15/2027	(1)	391,578
Roper Technologies Inc	2.350%, $440,000 par, due 9/15/2024	(1)	429,163
Royal Bank of Canada	1.400%, $2,010,000 par, due 11/2/2026	(1)	1,840,038
Royal Bank of Canada	3.625%, $800,000 par, due 5/4/2027	(1)	773,742
Royal Bank of Canada	5.200%, $1,530,000 par, due 7/20/2026	(1)	1,548,094
Royal Bank of Canada	4.875%, $490,000 par, due 1/12/2026	(1)	491,098
Royal Bank of Canada	4.784%, $2,535,000 par, due 12/12/2025	(1)	2,535,565
RTX Corp	5.000%, $766,000 par, due 2/27/2026	(1)	769,290
RTX Corp	5.750%, $850,000 par, due 11/8/2026	(1)	873,061
Ryder System Inc	3.650%, $292,000 par, due 3/18/2024	(1)	290,582
Sabine Pass Liquefaction LLC	5.875%, $690,000 par, due 6/30/2026	(1)	702,585
SANFORD HEALTH	2.496%, $1,345,000 par, due 11/1/2024	(1)	1,316,701
Santa Monica Community College District	1.496%, $1,500,000 par, due 8/1/2028	(1)	1,323,120
Santander Drive Auto Receivables Trust 2022-7	5.750%, $645,000 par, due 4/15/2027	(1)	645,137
Santander Drive Auto Receivables Trust 2023-2	5.210%, $2,775,000 par, due 7/15/2027	(1)	2,769,367
SBA Small Business Investment Cos	5.688%, $25,750,000 par, due 9/10/2033	(1)	26,805,905
SBA Small Business Investment Cos	2.517%, $91,797 par, due 3/10/2025	(1)	87,675
SBA Small Business Investment Cos	2.829%, $598,192 par, due 9/10/2025	(1)	578,104
SBA Small Business Investment Cos	2.507%, $307,752 par, due 3/10/2026	(1)	294,235
SBNA Auto Lease Trust 2023-A	6.510%, $6,795,000 par, due 4/20/2027	(1)	6,926,775
SC State Std Ln Corp	5.952%, $541,956 par, due 1/25/2041	(1)	527,497
Seasoned Credit Risk Transfer Trust	2.500%, $3,299,941 par, due 9/25/2060	(1)	2,966,739
Seasoned Credit Risk Transfer Trust Series 2018-3	3.500%, $77,150 par, due 8/25/2057	(1)	72,885
Seasoned Credit Risk Transfer Trust Series 2020-2	2.500%, $3,317,502 par, due 11/25/2059	(1)	2,908,627
Seasoned Credit Risk Transfer Trust Series 2020-3	2.500%, $1,448,594 par, due 5/25/2060	(1)	1,266,860
Seasoned Credit Risk Transfer Trust Series 2020-3	2.500%, $1,677,396 par, due 5/25/2060	(1)	1,518,755
Sempra	3.300%, $1,495,000 par, due 4/1/2025	(1)	1,458,800
Sherwin-Williams Co/The	4.050%, $720,000 par, due 8/8/2024	(1)	713,519
Simon Property Group LP	3.300%, $175,000 par, due 1/15/2026	(1)	169,577
SLM Student Loan Trust 2003-10	6.283%, $4,599,335 par, due 12/17/2068	(1)	4,522,471
SLM Student Loan Trust 2013-2	5.902%, $282,939 par, due 6/25/2043	(1)	275,580
Southern California Edison Co	4.900%, $1,385,000 par, due 6/1/2026	(1)	1,391,040
Southern Co Gas Capital Corp	3.875%, $390,000 par, due 11/15/2025	(1)	380,067
Spire Missouri Inc	5.908%, $3,965,000 par, due 12/2/2024	(1)	3,959,592
Spring Independent School District	0.980%, $400,000 par, due 8/15/2024	(1)	390,948
Stanley Black & Decker Inc	2.300%, $535,000 par, due 2/24/2025	(1)	516,991
State of Hawaii	1.283%, $475,000 par, due 8/1/2026	(1)	439,142
     30    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
State of Hawaii	0.713%, $3,165,000 par, due 8/1/2024	(1)	$3,087,426
State of Texas	4.701%, $1,895,000 par, due 10/1/2026	(1)	1,916,072
State of Utah	3.539%, $624,158 par, due 7/1/2025	(1)	616,580
State Street Corp	2.203%, $1,600,000 par, due 2/7/2028	(1)	1,486,813
State Street Corp	1.746%, $1,730,000 par, due 2/6/2026	(1)	1,662,537
Sumitomo Mitsui Financial Group Inc	1.474%, $3,329,000 par, due 7/8/2025	(1)	3,150,918
Sumitomo Mitsui Financial Group Inc	2.174%, $200,000 par, due 1/14/2027	(1)	184,759
Sumitomo Mitsui Financial Group Inc	1.402%, $350,000 par, due 9/17/2026	(1)	318,877
Sutter Health	1.321%, $1,940,000 par, due 8/15/2025	(1)	1,817,922
Take-Two Interactive Software Inc	3.300%, $17,000 par, due 3/28/2024	(1)	16,893
Take-Two Interactive Software Inc	5.000%, $865,000 par, due 3/28/2026	(1)	869,199
Take-Two Interactive Software Inc	3.550%, $270,000 par, due 4/14/2025	(1)	264,267
Taubman Centers Commercial Mortgage Trust 2022-DPM	7.548%, $625,000 par, due 5/15/2037	(1)	621,271
Tesla Electric Vehicle Trust 2023-1	5.380%, $3,240,000 par, due 6/20/2028	(1)	3,270,122
Texas Tech University System	0.938%, $1,250,000 par, due 2/15/2025	(1)	1,196,163
T-Mobile US Trust 2022-1	4.910%, $5,960,000 par, due 5/22/2028	(1)	5,947,991
T-Mobile USA Inc	2.625%, $1,310,000 par, due 4/15/2026	(1)	1,245,941
T-Mobile USA Inc	2.250%, $660,000 par, due 2/15/2026	(1)	625,373
Toronto-Dominion Bank/The	5.532%, $700,000 par, due 7/17/2026	(1)	713,588
Toronto-Dominion Bank/The	1.200%, $3,000,000 par, due 6/3/2026	(1)	2,755,251
Towd Point Mortgage Trust 2017-1	2.750%, $53,804 par, due 10/25/2056	(1)	53,439
Towd Point Mortgage Trust 2017-5	5.755%, $228,279 par, due 2/25/2057	(1)	230,549
Towd Point Mortgage Trust 2017-6	2.750%, $261,743 par, due 10/25/2057	(1)	250,512
Towd Point Mortgage Trust 2018-1	3.000%, $98,196 par, due 1/25/2058	(1)	95,347
Towd Point Mortgage Trust 2018-2	3.250%, $1,044,128 par, due 3/25/2058	(1)	1,011,527
Towd Point Mortgage Trust 2018-3	3.750%, $704,453 par, due 5/25/2058	(1)	680,440
Towd Point Mortgage Trust 2018-6	3.750%, $235,545 par, due 3/25/2058	(1)	230,212
Towd Point Mortgage Trust 2019-HY3	6.470%, $1,144,734 par, due 10/25/2059	(1)	1,150,737
Towd Point Mortgage Trust 2021-1	2.250%, $3,414,863 par, due 11/25/2061	(1)	3,129,606
Toyota Auto Loan Extended Note Trust 2020-1	1.350%, $3,265,000 par, due 5/25/2033	(1)	3,099,207
Toyota Auto Loan Extended Note Trust 2021-1	1.070%, $5,835,000 par, due 2/27/2034	(1)	5,377,209
Toyota Auto Loan Extended Note Trust 2022-1	3.820%, $2,105,000 par, due 4/25/2035	(1)	2,045,357
Toyota Auto Receivables 2021-C Owner Trust	0.430%, $176,541 par, due 1/15/2026	(1)	171,844
Toyota Auto Receivables 2022-C Owner Trust	3.760%, $3,140,000 par, due 4/15/2027	(1)	3,087,531
Toyota Auto Receivables 2022-D Owner Trust	5.300%, $3,970,000 par, due 9/15/2027	(1)	3,990,561
Toyota Auto Receivables 2023-A Owner Trust	4.630%, $6,970,000 par, due 9/15/2027	(1)	6,928,515
Toyota Lease Owner Trust 2023-A	4.930%, $40,000 par, due 4/20/2026	(1)	39,929
Toyota Lease Owner Trust 2023-B	5.660%, $3,640,000 par, due 11/20/2026	(1)	3,693,679
Toyota Motor Credit Corp	5.400%, $1,700,000 par, due 11/20/2026	(1)	1,740,809
Toyota Motor Credit Corp	3.050%, $1,130,000 par, due 3/22/2027	(1)	1,082,846
Trane Technologies Financing Ltd	3.500%, $1,260,000 par, due 3/21/2026	(1)	1,225,063
Trinity Health	2.734%, $2,000,000 par, due 12/1/2027	(1)	1,866,000
Truist Bank	3.800%, $1,885,000 par, due 10/30/2026	(1)	1,806,882
Truist Bank	3.625%, $2,535,000 par, due 9/16/2025	(1)	2,450,458
Truist Financial Corp	4.260%, $2,040,000 par, due 7/28/2026	(1)	1,998,045
TSMC Arizona Corp	1.750%, $1,695,000 par, due 10/25/2026	(1)	1,560,544
TSMC Global Ltd	0.750%, $1,375,000 par, due 9/28/2025	(1)	1,278,041
UBS Commercial Mortgage Trust 2017-C3	3.167%, $3,675,000 par, due 8/15/2050	(1)	3,468,671
UBS Group AG	4.490%, $2,135,000 par, due 8/5/2025	(1)	2,119,079
UBS Group AG	4.488%, $1,100,000 par, due 5/12/2026	(1)	1,083,444
UBS Group AG	1.494%, $540,000 par, due 8/10/2027	(1)	488,125
UBS Group AG	6.327%, $940,000 par, due 12/22/2027	(1)	969,311
UDR Inc	2.950%, $1,765,000 par, due 9/1/2026	(1)	1,675,539
United States Small Business Administration	4.760%, $224,130 par, due 9/1/2025	(1)	220,172
United States Small Business Administration	1.880%, $18,608 par, due 3/1/2025	(1)	18,298
United States Small Business Administration	5.510%, $64,025 par, due 11/1/2027	(1)	63,573
United States Small Business Administration	6.770%, $88,126 par, due 11/1/2028	(1)	90,201
United States Small Business Administration	5.630%, $263,252 par, due 10/1/2028	(1)	260,554
United States Small Business Administration	5.290%, $224,331 par, due 12/1/2027	(1)	223,042
United States Small Business Administration	5.720%, $69,376 par, due 1/1/2029	(1)	68,609
United States Treasury Note/Bond	4.625%, $33,990,000 par, due 11/15/2026	(1)	34,542,338
United States Treasury Note/Bond	4.500%, $8,710,000 par, due 7/15/2026	(1)	8,794,034
United States Treasury Note/Bond	4.375%, $49,505,000 par, due 8/15/2026	(1)	49,856,931
United States Treasury Note/Bond	4.625%, $35,955,000 par, due 9/15/2026	(1)	36,470,451
United States Treasury Note/Bond	4.625%, $33,535,000 par, due 10/15/2026	(1)	34,048,521
United States Treasury Note/Bond	1.875%, $26,283,000 par, due 7/31/2026	(1)	24,872,339
     31    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Cost	Current value
	United States Treasury Note/Bond	4.375%, $19,375,000 par, due 11/30/2028	(1)	$19,845,754
	United States Treasury Note/Bond	4.125%, $20,430,000 par, due 6/15/2026	(1)	20,432,390
	United States Treasury Note/Bond	4.375%, $37,940,000 par, due 12/15/2026	(1)	38,328,278
	United States Treasury Note/Bond	3.750%, $8,265,000 par, due 12/31/2028	(1)	8,235,296
	US Bancorp	5.727%, $1,550,000 par, due 10/21/2026	(1)	1,560,078
	US Bancorp	2.215%, $1,935,000 par, due 1/27/2028	(1)	1,779,428
	US Bancorp	4.548%, $2,240,000 par, due 7/22/2028	(1)	2,208,546
	VCM Lease SA	2.516%, $335,937 par, due 9/28/2027	(1)	321,782
	Ventas Realty LP	3.500%, $820,000 par, due 2/1/2025	(1)	801,197
	Ventas Realty LP	2.650%, $570,000 par, due 1/15/2025	(1)	552,710
	Verizon Communications Inc	4.125%, $1,000,000 par, due 3/16/2027	(1)	986,013
	Verizon Master Trust	5.670%, $3,840,000 par, due 11/20/2029	(1)	3,946,214
	Verizon Master Trust	3.670%, $4,340,000 par, due 1/22/2029	(1)	4,255,418
	Verizon Master Trust	1.530%, $4,775,000 par, due 7/20/2028	(1)	4,599,533
	Verizon Master Trust	5.230%, $2,195,000 par, due 11/22/2027	(1)	2,194,947
	Verizon Master Trust	4.890%, $4,140,000 par, due 4/13/2028	(1)	4,126,856
	Verizon Master Trust	5.160%, $1,765,000 par, due 6/20/2029	(1)	1,786,572
	Vermont Std Asst Corp	6.143%, $225,041 par, due 7/28/2034	(1)	224,409
	Vermont Std Asst Corp	6.185%, $149,893 par, due 4/30/2035	(1)	149,474
	Volkswagen Auto Loan Enhanced Trust 2023-2	5.480%, $6,620,000 par, due 12/20/2028	(1)	6,758,583
	Volkswagen Group of America Finance LLC	5.700%, $1,770,000 par, due 9/12/2026	(1)	1,795,821
	Volkswagen Group of America Finance LLC	3.950%, $1,015,000 par, due 6/6/2025	(1)	994,162
	Volkswagen Group of America Finance LLC	3.350%, $895,000 par, due 5/13/2025	(1)	871,525
	Vulcan Materials Co	4.500%, $1,493,000 par, due 4/1/2025	(1)	1,475,090
	Warnermedia Holdings Inc	3.755%, $2,345,000 par, due 3/15/2027	(1)	2,248,733
	Warnermedia Holdings Inc	3.638%, $1,085,000 par, due 3/15/2025	(1)	1,061,680
	Washington Aircraft 1 Co DAC	2.637%, $373,822 par, due 9/15/2026	(1)	358,924
	WEC Energy Group Inc	3.550%, $1,155,000 par, due 6/15/2025	(1)	1,123,797
	WEC Energy Group Inc	0.800%, $1,280,000 par, due 3/15/2024	(1)	1,266,929
	WEC Energy Group Inc	5.600%, $1,490,000 par, due 9/12/2026	(1)	1,516,896
	WEC Energy Group Inc	4.750%, $225,000 par, due 1/9/2026	(1)	224,188
*	Wells Fargo Commercial Mortgage Trust 2014-LC18	3.405%, $4,430,000 par, due 12/15/2047	(1)	4,312,698
*	Wells Fargo Commercial Mortgage Trust 2015-C31	3.695%, $1,935,000 par, due 11/15/2048	(1)	1,865,253
*	Wells Fargo Commercial Mortgage Trust 2015-LC22	3.839%, $3,370,000 par, due 9/15/2058	(1)	3,267,131
*	Wells Fargo Commercial Mortgage Trust 2016-C33	3.162%, $1,566,563 par, due 3/15/2059	(1)	1,494,941
*	Wells Fargo Commercial Mortgage Trust 2016-C35	2.674%, $840,024 par, due 7/15/2048	(1)	796,498
*	Wells Fargo Commercial Mortgage Trust 2016-LC24	2.684%, $911,182 par, due 10/15/2049	(1)	858,889
*	Wells Fargo Commercial Mortgage Trust 2016-NXS6	2.642%, $3,375,000 par, due 11/15/2049	(1)	3,181,467
*	Wells Fargo Commercial Mortgage Trust 2017-C38	3.190%, $2,678,102 par, due 7/15/2050	(1)	2,509,874
*	Wells Fargo Commercial Mortgage Trust 2017-C39	3.157%, $4,610,000 par, due 9/15/2050	(1)	4,325,024
	Welltower OP LLC	4.000%, $100,000 par, due 6/1/2025	(1)	98,172
	Welltower OP LLC	3.625%, $2,496,000 par, due 3/15/2024	(1)	2,479,189
	Westpac Banking Corp	6.411%, $1,600,000 par, due 2/26/2024	(1)	1,600,832
	Weyerhaeuser Co	4.750%, $2,295,000 par, due 5/15/2026	(1)	2,284,826
	WFRBS Commercial Mortgage Trust 2014-C22	3.752%, $2,600,000 par, due 9/15/2057	(1)	2,538,570
	WFRBS Commercial Mortgage Trust 2014-C25	3.365%, $3,273,935 par, due 11/15/2047	(1)	3,209,281
	Wheels Fleet Lease Funding 1 LLC	6.460%, $4,440,000 par, due 8/18/2038	(1)	4,494,146
	Wheels Fleet Lease Funding 1 LLC	5.800%, $3,975,000 par, due 4/18/2038	(1)	3,986,504
	Williams Cos Inc/The	4.550%, $460,000 par, due 6/24/2024	(1)	457,449
	Williams Cos Inc/The	5.400%, $1,795,000 par, due 3/2/2026	(1)	1,813,799
	Williams Cos Inc/The	3.900%, $2,387,000 par, due 1/15/2025	(1)	2,349,023
	Windermere Aviation LLC	2.351%, $452,331 par, due 5/27/2026	(1)	434,608
	WMRK Commercial Mortgage Trust 2022-WMRK	8.151%, $400,000 par, due 11/15/2027	(1)	399,996
	World Omni Auto Lease Sec Trust 2023-A	5.070%, $3,365,000 par, due 9/15/2026	(1)	3,364,472
	World Omni Auto Receivables Trust 2022-A	1.660%, $3,059,105 par, due 5/17/2027	(1)	2,970,208
	World Omni Auto Receivables Trust 2022-C	3.660%, $500,000 par, due 10/15/2027	(1)	491,032
	World Omni Auto Receivables Trust 2022-D	5.610%, $600,000 par, due 2/15/2028	(1)	604,610
	World Omni Auto Receivables Trust 2023-A	4.830%, $5,040,000 par, due 5/15/2028	(1)	5,030,837
	World Omni Auto Receivables Trust 2023-B	4.660%, $575,000 par, due 5/15/2028	(1)	572,058
	World Omni Auto Receivables Trust 2023-D	5.790%, $4,800,000 par, due 2/15/2029	(1)	4,927,181
	World Omni Select Auto Trust 2021-A	0.530%, $544,342 par, due 3/15/2027	(1)	534,406
	WRKCo Inc	3.750%, $1,305,000 par, due 3/15/2025	(1)	1,279,084
	WRKCo Inc	3.000%, $885,000 par, due 9/15/2024	(1)	868,090
	Blackrock Treasury Trust Fund	5.248%, $19,871,513 shares	(1)	19,871,513
		Total		1,660,226,561
		Accrued income receivable		9,178,423
     32    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
	Receivable for investment payments due		$797,769
	Payable for investment payments due		(31,824)
	Payable for securities purchased		(8,229,603)
	Receivable for securities sold		3,767,321
	Total		1,665,708,647

American General Life Ins. Co.	2.91%	(1)	—
Massachusetts Mutual Life Ins. Co.	2.99%	(1)	—
Metropolitan Tower Life Ins. Co.	2.88%	(1)	—
Nationwide Life Ins. Co.	3.02%	(1)	—
Pacific Life Ins. Co.	3.09%	(1)	—
Prudential Ins. Co. of America	3.11%	(1)	—
Royal Bank of Canada	2.86%	(1)	—
State Street Bank and Trust Co.	3.04%	(1)	—
Transamerica Life Ins. Co.	3.05%	(1)	—
Voya Ret. Ins. and Annuity Co.	2.90%	(1)	—
7-Eleven Inc	0.950%, $690,000 par, due 2/10/2026	(1)	637,972
AbbVie Inc	3.200%, $720,000 par, due 11/21/2029	(1)	673,884
Access Group Inc 2013-1	5.952%, $251,290 par, due 2/25/2036	(1)	247,337
Advocate Health & Hospitals Corp	2.211%, $1,555,000 par, due 6/15/2030	(1)	1,337,931
Agilent Technologies Inc	2.750%, $1,020,000 par, due 9/15/2029	(1)	933,698
Agilent Technologies Inc	2.100%, $650,000 par, due 6/4/2030	(1)	560,740
Alabama Federal Aid Highway Finance Authority	2.256%, $1,520,000 par, due 9/1/2033	(1)	1,235,182
Albemarle Corp	4.650%, $420,000 par, due 6/1/2027	(1)	412,661
Albemarle Corp	5.050%, $640,000 par, due 6/1/2032	(1)	625,692
Alexandria Real Estate Equities Inc	4.300%, $780,000 par, due 1/15/2026	(1)	767,781
Alexandria Real Estate Equities Inc	3.800%, $1,010,000 par, due 4/15/2026	(1)	983,167
Alexandria Real Estate Equities Inc	3.450%, $1,600,000 par, due 4/30/2025	(1)	1,562,334
American Express Co	1.650%, $1,100,000 par, due 11/4/2026	(1)	1,011,250
American Express Co	2.550%, $1,430,000 par, due 3/4/2027	(1)	1,340,380
American Express Co	5.282%, $740,000 par, due 7/27/2029	(1)	756,110
American Honda Finance Corp	5.125%, $1,145,000 par, due 7/7/2028	(1)	1,177,170
AMEX Credit Account Master Trust 2023-1	4.870%, $2,745,000 par, due 5/15/2028	(1)	2,765,975
Amgen Inc	5.150%, $1,130,000 par, due 3/2/2028	(1)	1,156,062
Anglo American Capital PLC	2.250%, $340,000 par, due 3/17/2028	(1)	303,247
Anglo American Capital PLC	4.875%, $1,240,000 par, due 5/14/2025	(1)	1,230,383
Anglo American Capital PLC	3.625%, $200,000 par, due 9/11/2024	(1)	196,762
Aon Corp	3.750%, $730,000 par, due 5/2/2029	(1)	699,140
Aon Corp / Aon Global Holdings PLC	2.850%, $660,000 par, due 5/28/2027	(1)	624,177
Ascension Health	2.532%, $3,000,000 par, due 11/15/2029	(1)	2,681,232
AT&T Inc	4.500%, $870,000 par, due 5/15/2035	(1)	825,787
AT&T Inc	2.250%, $2,730,000 par, due 2/1/2032	(1)	2,258,379
AT&T Inc	1.700%, $2,140,000 par, due 3/25/2026	(1)	2,002,974
AT&T Inc	6.808%, $320,000 par, due 6/12/2024	(1)	321,110
Atmos Energy Corp	2.625%, $302,000 par, due 9/15/2029	(1)	275,305
BA Credit Card Trust	4.790%, $2,035,000 par, due 5/15/2028	(1)	2,042,725
BAE Systems Holdings Inc	3.800%, $1,000,000 par, due 10/7/2024	(1)	986,095
BAE Systems Holdings Inc	3.850%, $1,200,000 par, due 12/15/2025	(1)	1,173,804
BANK 2017-BNK5	3.390%, $2,230,000 par, due 6/15/2060	(1)	2,104,418
BANK 2017-BNK6	3.518%, $1,800,000 par, due 7/15/2060	(1)	1,704,730
BANK 2017-BNK8	3.229%, $1,486,056 par, due 11/15/2050	(1)	1,388,687
BANK 2018-BNK11	3.784%, $3,527,368 par, due 3/15/2061	(1)	3,350,517
Bank of America Commercial Mtg Trust 2017-BNK3	3.311%, $2,078,080 par, due 2/15/2050	(1)	1,971,683
Bank of America Corp	4.271%, $2,180,000 par, due 7/23/2029	(1)	2,107,280
Bank of America Corp	1.734%, $3,220,000 par, due 7/22/2027	(1)	2,951,265
Bank of America Corp	2.551%, $1,200,000 par, due 2/4/2028	(1)	1,112,340
Bank of America Corp	2.015%, $1,740,000 par, due 2/13/2026	(1)	1,671,985
Bank of America Corp	1.197%, $1,510,000 par, due 10/24/2026	(1)	1,402,181
Bank of America Corp	4.571%, $2,210,000 par, due 4/27/2033	(1)	2,111,907
Bank of America Corp	1.530%, $2,770,000 par, due 12/6/2025	(1)	2,662,826
Bank of America Corp	1.319%, $2,020,000 par, due 6/19/2026	(1)	1,901,561
Bank of Montreal	4.700%, $970,000 par, due 9/14/2027	(1)	973,317
Bank of Montreal	5.203%, $1,240,000 par, due 2/1/2028	(1)	1,264,047
Bank of Montreal	2.650%, $350,000 par, due 3/8/2027	(1)	329,700
Bank of Montreal	1.250%, $1,245,000 par, due 9/15/2026	(1)	1,134,684
Bank of New York Mellon Corp	2.050%, $325,000 par, due 1/26/2027	(1)	302,196
Bank of New York Mellon Corp	4.596%, $940,000 par, due 7/26/2030	(1)	934,420
     33    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Bank of New York Mellon Corp	5.802%, $180,000 par, due 10/25/2028	(1)	$186,738
Bank of New York Mellon Corp	4.543%, $2,080,000 par, due 2/1/2029	(1)	2,066,413
Bank of Nova Scotia/The	4.850%, $340,000 par, due 2/1/2030	(1)	339,748
Bank of Nova Scotia/The	1.950%, $760,000 par, due 2/2/2027	(1)	700,350
Bank of Nova Scotia/The	5.250%, $1,400,000 par, due 6/12/2028	(1)	1,422,322
Baxter International Inc	1.322%, $1,370,000 par, due 11/29/2024	(1)	1,319,295
Baxter International Inc	3.950%, $385,000 par, due 4/1/2030	(1)	364,916
Baxter International Inc	1.915%, $2,120,000 par, due 2/1/2027	(1)	1,942,768
Bayer US Finance II LLC	4.375%, $1,200,000 par, due 12/15/2028	(1)	1,141,562
Bayer US Finance II LLC	4.250%, $790,000 par, due 12/15/2025	(1)	769,961
BBCMS Mortgage Trust 2018-C2	4.047%, $1,735,000 par, due 12/15/2051	(1)	1,660,683
BBCMS Mortgage Trust 2018-C2	4.314%, $2,040,000 par, due 12/15/2051	(1)	1,973,088
Becton Dickinson & Co	4.693%, $680,000 par, due 2/13/2028	(1)	683,491
Becton Dickinson & Co	4.298%, $100,000 par, due 8/22/2032	(1)	96,646
Becton Dickinson & Co	2.823%, $640,000 par, due 5/20/2030	(1)	572,703
Benchmark 2018-B8 Mortgage Trust	4.232%, $1,896,000 par, due 1/15/2052	(1)	1,790,425
BHP Billiton Finance USA Ltd	4.750%, $3,070,000 par, due 2/28/2028	(1)	3,104,320
Black Hills Corp	3.150%, $1,544,000 par, due 1/15/2027	(1)	1,462,072
BMW US Capital LLC	5.050%, $1,610,000 par, due 8/11/2028	(1)	1,641,097
BNP Paribas SA	4.705%, $1,283,000 par, due 1/10/2025	(1)	1,282,890
BNP Paribas SA	2.591%, $700,000 par, due 1/20/2028	(1)	648,134
BNP Paribas SA	4.400%, $1,510,000 par, due 8/14/2028	(1)	1,472,042
BNP Paribas Sec Corp	1.675%, $810,000 par, due 6/30/2027	(1)	742,121
Boeing Co/The	2.196%, $140,000 par, due 2/4/2026	(1)	132,329
Boeing Co/The	2.700%, $1,420,000 par, due 2/1/2027	(1)	1,339,885
Boeing Co/The	5.040%, $130,000 par, due 5/1/2027	(1)	131,219
Boeing Co/The	5.150%, $1,780,000 par, due 5/1/2030	(1)	1,814,422
Boston Properties LP	2.750%, $1,150,000 par, due 10/1/2026	(1)	1,067,110
Boston Properties LP	3.650%, $1,550,000 par, due 2/1/2026	(1)	1,492,230
BP Capital Markets America Inc	2.721%, $770,000 par, due 1/12/2032	(1)	672,166
BP Capital Markets America Inc	4.893%, $1,440,000 par, due 9/11/2033	(1)	1,467,586
BPCE SA	4.750%, $1,600,000 par, due 7/19/2027	(1)	1,581,440
BPR Trust 2022-OANA	7.260%, $3,350,000 par, due 4/15/2037	(1)	3,301,673
Brazos Education Loan Authority	6.170%, $2,027,399 par, due 1/25/2072	(1)	1,989,560
Brazos Education Loan Authority Inc	6.050%, $3,723,153 par, due 11/25/2071	(1)	3,647,074
BX Commercial Mortgage Trust 2021-VOLT	6.176%, $2,565,000 par, due 9/15/2036	(1)	2,498,977
BX Trust 2021-BXMF	6.112%, $1,426,467 par, due 10/15/2026	(1)	1,399,634
BX Trust 2021-RISE	6.224%, $1,586,468 par, due 11/15/2036	(1)	1,560,605
BX Trust 2022-IND	6.853%, $3,246,780 par, due 4/15/2037	(1)	3,222,341
Campbell Union High School District	2.312%, $1,430,000 par, due 8/1/2035	(1)	1,122,807
Canadian Natural Resources Ltd	3.850%, $730,000 par, due 6/1/2027	(1)	709,734
Canadian Pacific Railway Co	1.750%, $1,090,000 par, due 12/2/2026	(1)	1,005,539
Canadian Pacific Railway Co	2.900%, $460,000 par, due 2/1/2025	(1)	448,898
Capital One Financial Corp	1.878%, $1,595,000 par, due 11/2/2027	(1)	1,435,353
Capital One Financial Corp	5.268%, $790,000 par, due 5/10/2033	(1)	776,553
Capital One Financial Corp	4.985%, $650,000 par, due 7/24/2026	(1)	642,601
Capital One Financial Corp	3.273%, $740,000 par, due 3/1/2030	(1)	661,559
Capital One NA	2.280%, $930,000 par, due 1/28/2026	(1)	896,995
Carrier Global Corp	2.493%, $2,870,000 par, due 2/15/2027	(1)	2,700,053
CD 2017-CD5 Mortgage Trust	3.171%, $3,510,000 par, due 8/15/2050	(1)	3,268,691
Cedars-Sinai Health System	2.288%, $2,500,000 par, due 8/15/2031	(1)	2,082,895
CenterPoint Energy Houston Electric LLC	5.200%, $1,130,000 par, due 10/1/2028	(1)	1,167,201
CenterPoint Energy Houston Electric LLC	4.450%, $1,580,000 par, due 10/1/2032	(1)	1,555,183
CGMS Commercial Mortgage Trust 2017-B1	3.458%, $4,219,746 par, due 8/15/2050	(1)	3,947,096
Charles Schwab Corp	5.643%, $1,160,000 par, due 5/19/2029	(1)	1,190,883
Charles Schwab Corp/The	5.875%, $655,000 par, due 8/24/2026	(1)	671,936
Charter Communications Operating LLC	4.400%, $1,100,000 par, due 4/1/2033	(1)	1,016,456
Cherokee County Board of Education	5.626%, $1,000,000 par, due 8/1/2028	(1)	1,032,820
Children's Hospital Medical Center/Cincinnati OH	2.853%, $1,775,000 par, due 11/15/2026	(1)	1,672,346
CHRISTUS Health	4.341%, $1,500,000 par, due 7/1/2028	(1)	1,466,966
Citigroup Commercial Mortgage Trust 2018-B2	4.009%, $2,710,000 par, due 3/10/2051	(1)	2,580,828
Citigroup Inc	3.668%, $880,000 par, due 7/24/2028	(1)	839,268
Citigroup Inc	3.070%, $4,220,000 par, due 2/24/2028	(1)	3,978,899
Citigroup Inc	3.352%, $1,144,000 par, due 4/24/2025	(1)	1,135,296
Citigroup Inc	3.520%, $500,000 par, due 10/27/2028	(1)	473,256
Citigroup Inc	0.981%, $910,000 par, due 5/1/2025	(1)	894,604
     34    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Citigroup Inc	4.910%, $1,580,000 par, due 5/24/2033	(1)	$1,549,711
Citigroup Inc	2.572%, $2,050,000 par, due 6/3/2031	(1)	1,753,642
Citizens Auto Receivables Trust 2023-1	5.840%, $4,050,000 par, due 1/18/2028	(1)	4,107,704
Citizens Bank NA/Providence RI	3.750%, $260,000 par, due 2/18/2026	(1)	247,579
Citizens Bank NA/Providence RI	4.575%, $1,870,000 par, due 8/9/2028	(1)	1,776,668
City & County of Honolulu HI	3.753%, $425,000 par, due 9/1/2030	(1)	407,618
City of Atlanta GA	2.288%, $2,445,000 par, due 12/1/2033	(1)	1,988,934
City of Chandler AZ Excise Tax Revenue	2.007%, $1,840,000 par, due 7/1/2030	(1)	1,592,943
City of Chicago IL	6.050%, $110,000 par, due 1/1/2029	(1)	110,328
City of Phoenix Civic Improvement Corp	1.455%, $835,000 par, due 7/1/2028	(1)	738,758
City of Worcester MA	6.250%, $780,000 par, due 1/1/2028	(1)	809,812
CLEVELAND CLINIC HEALTH SYSTEM	2.885%, $3,475,000 par, due 1/1/2032	(1)	3,053,205
Clovis Unified School District	2.228%, $2,620,000 par, due 8/1/2030	(1)	2,271,619
CNH Industrial NV	3.850%, $2,400,000 par, due 11/15/2027	(1)	2,312,138
Coast Community College District	2.788%, $3,610,000 par, due 8/1/2033	(1)	3,074,276
Comcast Corp	3.400%, $750,000 par, due 4/1/2030	(1)	702,984
COMM 2014-CCRE17 Mortgage Trust	3.977%, $2,355,000 par, due 5/10/2047	(1)	2,335,388
COMM 2014-CCRE18 Mortgage Trust	3.828%, $4,505,000 par, due 7/15/2047	(1)	4,454,666
COMM 2014-CCRE19 Mortgage Trust	3.796%, $2,420,133 par, due 8/10/2047	(1)	2,384,896
COMM 2014-CR14 Mortgage Trust	4.236%, $863,918 par, due 2/10/2047	(1)	862,222
Commonwealth Edison Co	3.700%, $2,254,000 par, due 8/15/2028	(1)	2,179,266
Commonwealth of Massachusetts	3.769%, $1,500,000 par, due 7/15/2029	(1)	1,466,220
Commonwealth of Massachusetts	1.670%, $1,125,000 par, due 11/1/2031	(1)	913,455
Commonwealth of Massachusetts	1.520%, $1,350,000 par, due 11/1/2030	(1)	1,118,489
Consumers Energy Co	3.800%, $1,600,000 par, due 11/15/2028	(1)	1,543,979
Consumers Energy Co	4.900%, $1,320,000 par, due 2/15/2029	(1)	1,344,504
Cooperatieve Rabobank UA	1.004%, $870,000 par, due 9/24/2026	(1)	807,892
Cooperatieve Rabobank UA	3.649%, $590,000 par, due 4/6/2028	(1)	562,698
Cooperatieve Rabobank UA	5.564%, $850,000 par, due 2/28/2029	(1)	864,005
Cooperative Rabobank UA	1.980%, $3,080,000 par, due 12/15/2027	(1)	2,804,500
Corebridge Global Funding	0.900%, $2,020,000 par, due 9/22/2025	(1)	1,875,408
Corebridge Global Funding	5.900%, $880,000 par, due 9/19/2028	(1)	907,453
Coterra Energy Inc	3.900%, $640,000 par, due 5/15/2027	(1)	619,663
County of Bexar TX	2.171%, $2,090,000 par, due 6/15/2032	(1)	1,750,605
County of Lee FL Water & Sewer Revenue	2.416%, $2,140,000 par, due 10/1/2028	(1)	1,950,396
County of Spokane WA	2.728%, $950,000 par, due 12/1/2031	(1)	840,769
County of Spokane WA	2.828%, $875,000 par, due 12/1/2032	(1)	767,358
CRH America Finance Inc	3.400%, $410,000 par, due 5/9/2027	(1)	392,494
CRH America Finance Inc	3.950%, $1,070,000 par, due 4/4/2028	(1)	1,034,888
CRH America Inc	3.875%, $740,000 par, due 5/18/2025	(1)	723,988
CSAIL 2018-C14 Commercial Mortgage Trust	4.422%, $1,850,000 par, due 11/15/2051	(1)	1,753,121
CubeSmart LP	2.250%, $1,510,000 par, due 12/15/2028	(1)	1,331,982
CVS Health Corp	4.300%, $421,000 par, due 3/25/2028	(1)	414,349
CVS Health Corp	3.000%, $400,000 par, due 8/15/2026	(1)	382,488
CVS Health Corp	1.300%, $2,530,000 par, due 8/21/2027	(1)	2,248,831
CVS Health Corp	5.125%, $1,860,000 par, due 2/21/2030	(1)	1,891,386
Daimler Truck Finance North America LLC	5.400%, $750,000 par, due 9/20/2028	(1)	765,252
Daimler Truck Finance North America LLC	3.650%, $820,000 par, due 4/7/2027	(1)	790,853
Daimler Truck Finance North America LLC	2.000%, $2,000,000 par, due 12/14/2026	(1)	1,839,206
DC Commercial Mortgage Trust 2023-DC	6.314%, $2,095,000 par, due 9/12/2040	(1)	2,162,807
Dell Equipment Finance Trust 2023-2	5.650%, $1,080,000 par, due 1/22/2029	(1)	1,092,983
Denver City & County School District No 1	3.587%, $1,255,000 par, due 12/1/2032	(1)	1,169,635
Digital Realty Trust LP	4.450%, $1,120,000 par, due 7/15/2028	(1)	1,094,143
Digital Realty Trust LP	5.550%, $640,000 par, due 1/15/2028	(1)	651,624
DLLMT 2023-1 LLC	5.340%, $1,605,000 par, due 3/22/2027	(1)	1,603,727
Dominion Energy South Carolina Inc	2.300%, $930,000 par, due 12/1/2031	(1)	776,062
DTE Electric Co	2.250%, $220,000 par, due 3/1/2030	(1)	193,280
DTE Electric Co	2.625%, $950,000 par, due 3/1/2031	(1)	832,347
DTE Electric Co	3.000%, $1,520,000 par, due 3/1/2032	(1)	1,348,805
Duke Energy Carolinas LLC	2.550%, $1,230,000 par, due 4/15/2031	(1)	1,068,025
Duke Energy Carolinas LLC	2.850%, $580,000 par, due 3/15/2032	(1)	506,492
Duke Energy Florida LLC	2.400%, $730,000 par, due 12/15/2031	(1)	616,822
Duke Energy Progress LLC	3.450%, $350,000 par, due 3/15/2029	(1)	334,136
Duke Energy Progress LLC	2.000%, $2,020,000 par, due 8/15/2031	(1)	1,670,290
Duke Energy Progress LLC	3.700%, $730,000 par, due 9/1/2028	(1)	709,417
Duke University	3.199%, $1,000,000 par, due 10/1/2038	(1)	836,386
     35    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Duke University Health System Inc	2.552%, $2,674,000 par, due 6/1/2029	(1)	$2,363,495
DuPont de Nemours Inc	4.493%, $770,000 par, due 11/15/2025	(1)	764,462
East Ohio Gas Co/The	1.300%, $617,000 par, due 6/15/2025	(1)	583,315
ECMC Group Student Loan Trust 2021-1	6.022%, $1,748,656 par, due 11/25/2070	(1)	1,708,596
EdLinc Student Loan Funding Trust 2012-1	6.452%, $10,472 par, due 9/25/2030	(1)	10,468
Edsouth Indenture No 3 LLC	6.182%, $153,548 par, due 4/25/2039	(1)	152,895
Edu Fund of South	6.493%, $666,203 par, due 3/25/2036	(1)	666,051
Edu Fund of South	6.246%, $60,634 par, due 4/25/2035	(1)	60,584
EMD Finance LLC	3.250%, $2,210,000 par, due 3/19/2025	(1)	2,157,130
Enbridge Inc	4.250%, $460,000 par, due 12/1/2026	(1)	454,014
Enbridge Inc	3.700%, $620,000 par, due 7/15/2027	(1)	598,735
Energy Transfer LP	6.100%, $1,230,000 par, due 12/1/2028	(1)	1,292,393
Entergy Arkansas LLC	4.000%, $1,300,000 par, due 6/1/2028	(1)	1,265,675
Entergy Mississippi LLC	2.850%, $1,360,000 par, due 6/1/2028	(1)	1,256,227
Enterprise Fleet Financing 2023-2 LLC	5.560%, $1,450,000 par, due 4/22/2030	(1)	1,454,028
Enterprise Products Operating LLC	2.800%, $880,000 par, due 1/31/2030	(1)	796,988
Equifax Inc	5.100%, $500,000 par, due 12/15/2027	(1)	505,019
Equifax Inc	2.600%, $730,000 par, due 12/1/2024	(1)	710,738
Equifax Inc	5.100%, $1,030,000 par, due 6/1/2028	(1)	1,039,882
Equifax Inc	2.350%, $690,000 par, due 9/15/2031	(1)	573,380
ERP Operating LP	4.150%, $1,240,000 par, due 12/1/2028	(1)	1,217,064
Ethiopian Leasing 2012 LLC	2.646%, $468,685 par, due 5/12/2026	(1)	455,986
Ethiopian Leasing 2012 LLC	2.566%, $316,873 par, due 8/14/2026	(1)	310,074
Evergy Metro Inc	2.250%, $1,080,000 par, due 6/1/2030	(1)	921,285
Evergy Metro Inc	4.950%, $1,060,000 par, due 4/15/2033	(1)	1,061,339
Evergy Missouri West Inc	5.150%, $420,000 par, due 12/15/2027	(1)	422,816
Exelon Corp	5.150%, $630,000 par, due 3/15/2028	(1)	639,222
EXIM Bank of the United States	1.732%, $484,377 par, due 9/18/2024	(1)	476,385
Experian Finance PLC	4.250%, $1,300,000 par, due 2/1/2029	(1)	1,287,923
Extra Space Storage LP	3.900%, $350,000 par, due 4/1/2029	(1)	331,473
Fannie Mae Grantor Trust 2002-T16	7.000%, $40,393 par, due 7/25/2042	(1)	42,371
Fannie Mae Grantor Trust 2002-T18	7.000%, $20,174 par, due 8/25/2042	(1)	21,363
Fannie Mae Grantor Trust 2004-T3	6.000%, $107,890 par, due 2/25/2044	(1)	108,022
Fannie Mae Pool	3.070%, $1,124,120 par, due 2/1/2026	(1)	1,090,271
Fannie Mae Pool	4.000%, $4,295,973 par, due 8/1/2051	(1)	4,045,887
Fannie Mae Pool	2.500%, $6,339,138 par, due 1/1/2052	(1)	5,450,226
Fannie Mae Pool	5.500%, $388,844 par, due 4/1/2033	(1)	400,735
Fannie Mae Pool	5.500%, $52,500 par, due 4/1/2036	(1)	54,111
Fannie Mae Pool	6.000%, $26,232 par, due 9/1/2038	(1)	26,359
Fannie Mae Pool	3.000%, $1,105,993 par, due 12/1/2049	(1)	992,099
Fannie Mae Pool	5.500%, $6,703,990 par, due 10/1/2052	(1)	6,827,799
Fannie Mae Pool	3.500%, $99,893 par, due 8/1/2032	(1)	96,342
Fannie Mae Pool	3.000%, $595,815 par, due 3/1/2033	(1)	564,607
Fannie Mae Pool	3.000%, $428,320 par, due 7/1/2032	(1)	406,608
Fannie Mae Pool	4.500%, $1,554,294 par, due 6/1/2056	(1)	1,517,505
Fannie Mae Pool	4.500%, $1,071,499 par, due 6/1/2056	(1)	1,055,417
Fannie Mae Pool	4.000%, $1,256,449 par, due 6/1/2056	(1)	1,191,789
Fannie Mae Pool	4.000%, $2,322,165 par, due 7/1/2056	(1)	2,205,548
Fannie Mae Pool	4.500%, $2,735,048 par, due 6/1/2056	(1)	2,693,997
Fannie Mae Pool	3.500%, $1,216,281 par, due 11/1/2046	(1)	1,153,179
Fannie Mae Pool	4.000%, $1,565,038 par, due 7/1/2056	(1)	1,484,505
Fannie Mae Pool	4.500%, $897,167 par, due 11/1/2048	(1)	885,377
Fannie Mae Pool	2.500%, $557,245 par, due 9/1/2034	(1)	517,404
Fannie Mae Pool	2.500%, $1,158,023 par, due 10/1/2034	(1)	1,075,213
Fannie Mae Pool	2.500%, $903,337 par, due 10/1/2034	(1)	838,736
Fannie Mae Pool	4.000%, $18,363,959 par, due 6/1/2052	(1)	17,552,254
Fannie Mae Pool	3.000%, $225,166 par, due 2/1/2031	(1)	216,340
Fannie Mae Pool	2.500%, $407,047 par, due 6/1/2031	(1)	384,517
Fannie Mae Pool	2.500%, $356,759 par, due 6/1/2031	(1)	337,250
Fannie Mae Pool	2.500%, $413,116 par, due 6/1/2031	(1)	390,524
Fannie Mae Pool	2.500%, $440,625 par, due 6/1/2031	(1)	416,039
Fannie Mae Pool	3.000%, $466,205 par, due 5/1/2031	(1)	446,946
Fannie Mae Pool	3.000%, $775,659 par, due 1/1/2035	(1)	735,680
Fannie Mae Pool	3.000%, $657,206 par, due 1/1/2035	(1)	623,337
Fannie Mae Pool	3.000%, $417,671 par, due 1/1/2035	(1)	394,609
Fannie Mae Pool	2.500%, $1,409,002 par, due 12/1/2034	(1)	1,308,255
     36    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Fannie Mae Pool	4.000%, $556,463 par, due 11/1/2045	(1)	$541,971
Fannie Mae Pool	4.500%, $1,734,542 par, due 9/1/2052	(1)	1,689,995
Fannie Mae Pool	4.500%, $15,177,136 par, due 10/1/2052	(1)	14,827,758
Fannie Mae Pool	6.112%, $34,055 par, due 11/1/2041	(1)	32,388
Fannie Mae Pool	5.805%, $10,522 par, due 5/1/2036	(1)	10,514
Fannie Mae Pool	4.077%, $184,642 par, due 3/1/2044	(1)	187,313
Fannie Mae Pool	4.109%, $87,560 par, due 3/1/2044	(1)	88,809
Fannie Mae Pool	5.129%, $165,959 par, due 5/1/2044	(1)	169,345
Fannie Mae Pool	7.297%, $68,720 par, due 3/1/2034	(1)	69,873
Fannie Mae Pool	6.129%, $15,893 par, due 4/1/2044	(1)	15,151
Fannie Mae Pool	7.238%, $40,789 par, due 8/1/2034	(1)	41,300
Fannie Mae Pool	7.052%, $22,713 par, due 1/1/2035	(1)	23,002
Fannie Mae Pool	7.054%, $13,290 par, due 7/1/2035	(1)	13,406
Fannie Mae Pool	7.150%, $26,136 par, due 7/1/2035	(1)	26,617
Fannie Mae Pool	6.825%, $9,815 par, due 1/1/2037	(1)	9,943
Fannie Mae Pool	7.018%, $11,231 par, due 4/1/2037	(1)	11,244
Fannie Mae Pool	3.456%, $180,047 par, due 11/1/2048	(1)	175,223
Fannie Mae Pool	5.231%, $62,026 par, due 7/1/2035	(1)	61,386
Fannie Mae Pool	4.479%, $106,208 par, due 5/1/2036	(1)	103,413
Fannie Mae Pool	4.086%, $32,172 par, due 1/1/2041	(1)	33,065
Fannie Mae Pool	4.243%, $30,491 par, due 3/1/2042	(1)	30,585
Fannie Mae Pool	5.000%, $183,822 par, due 11/1/2033	(1)	186,987
Fannie Mae Pool	5.000%, $250,202 par, due 10/1/2035	(1)	254,511
Fannie Mae Pool	5.000%, $388,535 par, due 6/1/2035	(1)	395,221
Fannie Mae Pool	5.000%, $813,395 par, due 3/1/2036	(1)	827,406
Fannie Mae Pool	5.000%, $123,027 par, due 9/1/2033	(1)	125,141
Fannie Mae Pool	5.000%, $9,004,018 par, due 10/1/2052	(1)	9,008,835
Fannie Mae Pool	3.500%, $389,555 par, due 4/1/2046	(1)	365,722
Fannie Mae Pool	6.512%, $151,630 par, due 4/1/2036	(1)	149,959
Fannie Mae Pool	4.000%, $300,979 par, due 1/1/2041	(1)	296,866
Fannie Mae Pool	4.000%, $1,544,656 par, due 11/1/2040	(1)	1,523,543
Fannie Mae Pool	4.000%, $2,275,369 par, due 4/1/2041	(1)	2,244,274
Fannie Mae Pool	4.500%, $2,272,502 par, due 1/1/2051	(1)	2,244,041
Fannie Mae Pool	3.580%, $3,480,000 par, due 1/1/2026	(1)	3,409,227
Fannie Mae Pool	3.284%, $809,879 par, due 11/1/2026	(1)	787,034
Fannie Mae Pool	3.326%, $625,739 par, due 12/1/2027	(1)	603,375
Fannie Mae Pool	2.840%, $2,749,784 par, due 1/1/2027	(1)	2,622,067
Fannie Mae Pool	2.080%, $3,055,000 par, due 10/1/2026	(1)	2,858,860
Fannie Mae Pool	1.390%, $1,240,000 par, due 11/1/2028	(1)	1,077,223
Fannie Mae Pool	1.390%, $2,050,000 par, due 11/1/2028	(1)	1,780,892
Fannie Mae Pool	1.990%, $6,196,984 par, due 2/1/2029	(1)	5,551,246
Fannie Mae Pool	1.980%, $5,288,740 par, due 6/1/2030	(1)	4,608,285
Fannie Mae Pool	2.590%, $4,438,000 par, due 3/1/2029	(1)	4,071,945
Fannie Mae Pool	2.270%, $2,190,000 par, due 4/1/2029	(1)	1,975,671
Fannie Mae Pool	2.590%, $5,010,000 par, due 12/1/2030	(1)	4,450,804
Fannie Mae Pool	2.885%, $3,590,000 par, due 5/1/2029	(1)	3,331,129
Fannie Mae Pool	3.500%, $24,944,000 par, due 10/1/2029	(1)	23,748,359
Fannie Mae Pool	4.210%, $6,580,000 par, due 2/1/2028	(1)	6,544,336
Fannie Mae REMIC Trust 2005-W1	6.500%, $85,470 par, due 10/25/2044	(1)	88,275
Fannie Mae REMICS	5.500%, $119,722 par, due 4/25/2035	(1)	121,718
Fannie Mae Trust 2003-W6	6.500%, $45,893 par, due 9/25/2042	(1)	46,749
Fannie Mae Trust 2003-W8	7.000%, $7,540 par, due 10/25/2042	(1)	7,722
Fannie Mae Trust 2004-W2	7.000%, $38,580 par, due 2/25/2044	(1)	39,993
Federal Realty OP LP	5.375%, $700,000 par, due 5/1/2028	(1)	708,142
FedEx Corp	4.250%, $1,170,000 par, due 5/15/2030	(1)	1,144,906
Fidelity National Information Services Inc	4.700%, $650,000 par, due 7/15/2027	(1)	650,306
Fifth Third Bancorp	4.772%, $1,510,000 par, due 7/28/2030	(1)	1,476,874
Fifth Third Bancorp	4.337%, $260,000 par, due 4/25/2033	(1)	242,297
Fifth Third Bancorp	4.055%, $630,000 par, due 4/25/2028	(1)	601,009
Fiserv Inc	5.450%, $630,000 par, due 3/2/2028	(1)	649,335
Fiserv Inc	5.375%, $1,820,000 par, due 8/21/2028	(1)	1,873,868
Fiserv Inc	3.200%, $570,000 par, due 7/1/2026	(1)	548,878
Florida Gas Transmission Co LLC	4.350%, $1,780,000 par, due 7/15/2025	(1)	1,749,270
FMC Corp	3.450%, $670,000 par, due 10/1/2029	(1)	605,651
Ford Credit Auto Owner Trust	1.060%, $5,230,000 par, due 4/15/2033	(1)	4,876,536
Ford Credit Auto Owner Trust 2021-REV1	1.370%, $3,705,000 par, due 10/17/2033	(1)	3,425,565
     37    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Ford Credit Auto Owner Trust 2022-REV1	3.880%, $3,075,000 par, due 11/15/2034	(1)	$2,993,260
Ford Credit Auto Owner Trust 2023-B	5.230%, $1,980,000 par, due 5/15/2028	(1)	1,997,594
Freddie Mac Gold Pool	6.000%, $84,077 par, due 8/1/2038	(1)	88,067
Freddie Mac Gold Pool	6.000%, $26,182 par, due 9/1/2038	(1)	27,379
Freddie Mac Gold Pool	6.000%, $139,223 par, due 8/1/2038	(1)	145,830
Freddie Mac Gold Pool	3.500%, $34,110 par, due 12/1/2025	(1)	33,560
Freddie Mac Gold Pool	4.000%, $32,445 par, due 2/1/2026	(1)	32,053
Freddie Mac Gold Pool	3.000%, $268,022 par, due 8/1/2027	(1)	260,566
Freddie Mac Gold Pool	4.000%, $580,657 par, due 1/1/2047	(1)	561,486
Freddie Mac Gold Pool	4.000%, $700,150 par, due 4/1/2046	(1)	676,801
Freddie Mac Gold Pool	3.000%, $1,126,631 par, due 1/1/2043	(1)	1,039,023
Freddie Mac Gold Pool	3.500%, $76,068 par, due 2/1/2043	(1)	71,652
Freddie Mac Multifamily Structured PT Certificates	2.282%, $4,105,000 par, due 7/25/2026	(1)	3,903,124
Freddie Mac Non Gold Pool	2.496%, $6,793,197 par, due 5/1/2052	(1)	6,199,607
Freddie Mac Non Gold Pool	2.953%, $299,909 par, due 7/1/2047	(1)	300,284
Freddie Mac Non Gold Pool	3.037%, $115,857 par, due 8/1/2047	(1)	115,503
Freddie Mac Non Gold Pool	2.566%, $659,371 par, due 10/1/2047	(1)	650,143
Freddie Mac Non Gold Pool	4.268%, $6,074 par, due 7/1/2034	(1)	5,998
Freddie Mac Non Gold Pool	3.925%, $140,658 par, due 1/1/2044	(1)	142,927
Freddie Mac Non Gold Pool	5.850%, $171,743 par, due 8/1/2044	(1)	174,641
Freddie Mac Non Gold Pool	5.331%, $43,784 par, due 12/1/2036	(1)	43,543
Freddie Mac Non Gold Pool	6.025%, $22,454 par, due 11/1/2040	(1)	22,473
Freddie Mac Non Gold Pool	4.154%, $12,651 par, due 2/1/2042	(1)	12,547
Freddie Mac Pool	3.500%, $77,151 par, due 8/1/2049	(1)	71,789
Freddie Mac Pool	3.000%, $2,822,825 par, due 11/1/2049	(1)	2,534,415
Freddie Mac Pool	3.000%, $2,793,515 par, due 12/1/2049	(1)	2,504,618
Freddie Mac Pool	3.000%, $2,838,439 par, due 1/1/2050	(1)	2,546,664
Freddie Mac Pool	2.000%, $4,437,698 par, due 11/1/2050	(1)	3,671,991
Freddie Mac Pool	2.500%, $8,477,166 par, due 12/1/2051	(1)	7,299,120
Freddie Mac Pool	4.500%, $3,242,764 par, due 9/1/2052	(1)	3,149,391
Freddie Mac Pool	2.500%, $1,262,861 par, due 12/1/2034	(1)	1,172,552
Freddie Mac Pool	4.000%, $3,982,619 par, due 8/1/2052	(1)	3,787,467
Freddie Mac Pool	4.000%, $3,937,684 par, due 8/1/2052	(1)	3,765,946
Freddie Mac Pool	2.500%, $5,399,067 par, due 12/1/2034	(1)	5,018,303
Freddie Mac Pool	2.500%, $1,242,742 par, due 1/1/2035	(1)	1,155,099
Freddie Mac Pool	2.500%, $3,773,430 par, due 1/1/2035	(1)	3,507,328
Freddie Mac Pool	3.000%, $346,439 par, due 1/1/2035	(1)	328,587
Freddie Mac Pool	3.000%, $472,954 par, due 1/1/2035	(1)	448,579
Freddie Mac Pool	3.000%, $310,830 par, due 1/1/2035	(1)	293,755
Freddie Struct PT Cert	7.000%, $421,875 par, due 7/25/2043	(1)	445,216
GE HealthCare Technologies Inc	5.650%, $1,790,000 par, due 11/15/2027	(1)	1,854,172
GE HealthCare Technologies Inc	5.857%, $530,000 par, due 3/15/2030	(1)	557,413
General Mills Inc	5.500%, $980,000 par, due 10/17/2028	(1)	1,014,535
General Mills Inc	2.875%, $895,000 par, due 4/15/2030	(1)	809,802
General Motors Financial Co Inc	2.400%, $1,940,000 par, due 10/15/2028	(1)	1,724,043
General Motors Financial Co Inc	4.300%, $1,270,000 par, due 4/6/2029	(1)	1,224,585
General Motors Financial Co Inc	5.000%, $730,000 par, due 4/9/2027	(1)	728,427
Ginnie Mae II pool	3.625%, $46,367 par, due 3/20/2042	(1)	46,580
Ginnie Mae II pool	6.860%, $132,230 par, due 6/20/2058	(1)	132,357
Ginnie Mae II pool	6.023%, $982,271 par, due 5/20/2058	(1)	979,168
Ginnie Mae II Pool	4.622%, $1,082,911 par, due 3/20/2065	(1)	1,067,850
Ginnie Mae II Pool	4.587%, $477,300 par, due 1/20/2067	(1)	468,831
Ginnie Mae II Pool	4.318%, $928,117 par, due 12/20/2066	(1)	906,111
Ginnie Mae II Pool	4.468%, $1,361,349 par, due 2/20/2067	(1)	1,335,318
Ginnie Mae II Pool	4.548%, $1,812,381 par, due 1/20/2067	(1)	1,780,017
GM Financial Revolving Receivables Trust 2021-1	1.170%, $3,830,000 par, due 6/12/2034	(1)	3,470,175
GM Financial Revolving Receivables Trust 2022-1	5.910%, $1,525,000 par, due 10/11/2035	(1)	1,587,421
GM Financial Revolving Receivables Trust 2023-2	5.770%, $3,125,000 par, due 8/11/2036	(1)	3,259,422
GMF Floorplan Owner Revolving Trust	5.340%, $3,340,000 par, due 6/15/2028	(1)	3,381,763
GNMA	6.337%, $976,448 par, due 12/20/2066	(1)	972,130
GNMA	6.437%, $1,939,389 par, due 12/20/2066	(1)	1,935,258
GNMA	6.087%, $522,653 par, due 10/20/2065	(1)	518,501
Goldman Sachs Group Inc/The	3.272%, $1,405,000 par, due 9/29/2025	(1)	1,381,378
Goldman Sachs Group Inc/The	1.948%, $3,170,000 par, due 10/21/2027	(1)	2,901,130
Goldman Sachs Group Inc/The	2.640%, $2,840,000 par, due 2/24/2028	(1)	2,633,506
Goldman Sachs Group Inc/The	3.615%, $1,030,000 par, due 3/15/2028	(1)	988,497
     38    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Goldman Sachs Group Inc/The	1.542%, $2,410,000 par, due 9/10/2027	(1)	$2,185,790
Goldman Sachs Group Inc/The	3.850%, $670,000 par, due 1/26/2027	(1)	651,743
Government National Mortgage Association	6.157%, $3,398,800 par, due 1/20/2069	(1)	3,335,148
GS Mortgage Securities Trust 2014-GC26	3.629%, $6,460,000 par, due 11/10/2047	(1)	6,290,354
GS Mortgage Securities Trust 2017-GS6	3.164%, $2,195,715 par, due 5/10/2050	(1)	2,056,428
GS Mortgage Securities Trust 2017-GS8	3.205%, $4,510,000 par, due 11/10/2050	(1)	4,171,755
GS Mortgage Securities Trust 2018-GS10	4.155%, $2,366,207 par, due 7/10/2051	(1)	2,227,509
GSK Consumer Healthcare Capital UK PLC	3.375%, $1,410,000 par, due 3/24/2027	(1)	1,357,500
Guardian Life Global Funding	3.246%, $440,000 par, due 3/29/2027	(1)	419,287
Guardian Life Global Funding	5.737%, $250,000 par, due 10/2/2028	(1)	262,497
Guardian Life Global Funding	5.550%, $740,000 par, due 10/28/2027	(1)	768,464
Gulfstream Natural Gas System LLC	6.190%, $1,510,000 par, due 11/1/2025	(1)	1,518,646
Halliburton Co	2.920%, $1,730,000 par, due 3/1/2030	(1)	1,558,294
Healthpeak OP LLC	2.875%, $1,470,000 par, due 1/15/2031	(1)	1,277,908
Healthpeak OP LLC	3.500%, $580,000 par, due 7/15/2029	(1)	541,532
Healthpeak OP LLC	3.250%, $750,000 par, due 7/15/2026	(1)	720,145
Hexcel Corp	4.200%, $1,230,000 par, due 2/15/2027	(1)	1,185,149
HOUSTON TX UTILITY SYS REVENUE	3.973%, $685,000 par, due 11/15/2031	(1)	656,203
HP Inc	4.000%, $1,130,000 par, due 4/15/2029	(1)	1,097,501
HP Inc	4.750%, $400,000 par, due 1/15/2028	(1)	400,687
HSBC Holdings PLC	6.161%, $1,840,000 par, due 3/9/2029	(1)	1,900,847
HSBC Holdings PLC	4.292%, $730,000 par, due 9/12/2026	(1)	714,705
HSBC Holdings PLC	4.041%, $2,187,000 par, due 3/13/2028	(1)	2,108,347
HSBC Holdings PLC	2.013%, $2,200,000 par, due 9/22/2028	(1)	1,960,112
HSBC Holdings PLC	2.871%, $1,970,000 par, due 11/22/2032	(1)	1,639,806
HSBC Holdings PLC	4.583%, $400,000 par, due 6/19/2029	(1)	388,232
HSBC Holdings PLC	4.755%, $540,000 par, due 6/9/2028	(1)	532,445
Huntington Bancshares Inc/OH	4.443%, $730,000 par, due 8/4/2028	(1)	708,137
Huntington National Bank/The	5.650%, $600,000 par, due 1/10/2030	(1)	605,644
Huntington National Bank/The	4.552%, $960,000 par, due 5/17/2028	(1)	927,909
Indiana Housing & Community Development Authority	5.750%, $2,330,000 par, due 7/1/2054	(1)	2,362,876
Ingredion Inc	2.900%, $740,000 par, due 6/1/2030	(1)	661,584
Ingredion Inc	3.200%, $600,000 par, due 10/1/2026	(1)	574,181
International Business Machines Corp	4.150%, $2,190,000 par, due 7/27/2027	(1)	2,165,231
International Business Machines Corp	4.500%, $820,000 par, due 2/6/2028	(1)	824,511
Interstate Power and Light Co	3.250%, $870,000 par, due 12/1/2024	(1)	851,901
Interstate Power and Light Co	4.100%, $1,200,000 par, due 9/26/2028	(1)	1,166,276
IPALCO ENTERPRISES INC	3.700%, $500,000 par, due 9/1/2024	(1)	492,051
Jackson National Life Global Funding	2.650%, $1,470,000 par, due 6/21/2024	(1)	1,443,271
John Deere Owner Trust 2023-B	5.180%, $1,115,000 par, due 3/15/2028	(1)	1,124,988
Johns Hopkins Health System Corp/The	2.420%, $1,935,000 par, due 1/1/2030	(1)	1,684,313
JPMBB Commercial Mortgage Sec Trust 2014-C24	3.639%, $3,400,000 par, due 11/15/2047	(1)	3,316,057
JPMBB Commercial Mortgage Sec Trust 2014-C26	3.494%, $2,245,000 par, due 1/15/2048	(1)	2,188,150
JPMCC Commercial Mortgage Sec Trust 2017-JP5	3.723%, $1,940,000 par, due 3/15/2050	(1)	1,828,755
JPMDB Commercial Mortgage Securities Trust 2016-C4	3.141%, $1,765,000 par, due 12/15/2049	(1)	1,620,844
JPMDB Commercial Mortgage Securities Trust 2017-C7	3.409%, $1,875,000 par, due 10/15/2050	(1)	1,738,365
JPMorgan Chase & Co	2.947%, $1,970,000 par, due 2/24/2028	(1)	1,854,615
JPMorgan Chase & Co	1.470%, $2,970,000 par, due 9/22/2027	(1)	2,691,322
JPMorgan Chase & Co	5.299%, $640,000 par, due 7/24/2029	(1)	650,012
JPMorgan Chase & Co	4.203%, $810,000 par, due 7/23/2029	(1)	787,817
JPMorgan Chase & Co	3.960%, $890,000 par, due 1/29/2027	(1)	869,662
JPMorgan Chase & Co	3.782%, $770,000 par, due 2/1/2028	(1)	744,297
JPMorgan Chase & Co	2.182%, $2,500,000 par, due 6/1/2028	(1)	2,288,143
JPMorgan Chase & Co	2.069%, $660,000 par, due 6/1/2029	(1)	585,743
JPMorgan Chase & Co	4.452%, $1,370,000 par, due 12/5/2029	(1)	1,343,037
JPMorgan Chase & Co	1.578%, $1,620,000 par, due 4/22/2027	(1)	1,495,433
JPMorgan Chase & Co	4.565%, $410,000 par, due 6/14/2030	(1)	401,634
JPMorgan Chase & Co	0.969%, $470,000 par, due 6/23/2025	(1)	459,036
Kellanova	3.400%, $690,000 par, due 11/15/2027	(1)	662,687
Kentucky Higher Education Student Loan Corp	6.479%, $5,089,170 par, due 11/25/2050	(1)	5,057,109
KeyBank NA/Cleveland OH	3.400%, $1,320,000 par, due 5/20/2026	(1)	1,238,256
KeyBank NA/Cleveland OH	5.000%, $690,000 par, due 1/26/2033	(1)	646,324
KeyCorp	4.789%, $970,000 par, due 6/1/2033	(1)	892,236
KeyCorp	2.250%, $840,000 par, due 4/6/2027	(1)	756,921
Kimco Realty OP LLC	2.250%, $2,140,000 par, due 12/1/2031	(1)	1,750,597
Kinder Morgan Inc	1.750%, $1,610,000 par, due 11/15/2026	(1)	1,482,002
     39    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
King County Public Hospital District No 2	2.601%, $2,045,000 par, due 12/1/2034	(1)	$1,647,861
Lake Central Multi-District School Building Corp	1.651%, $1,695,000 par, due 7/15/2028	(1)	1,501,889
Leland Stanford Junior University/The	1.289%, $975,000 par, due 6/1/2027	(1)	882,238
Leland Stanford Junior University/The	3.089%, $2,500,000 par, due 5/1/2029	(1)	2,341,970
Lennox International Inc	1.350%, $1,190,000 par, due 8/1/2025	(1)	1,119,725
Lennox International Inc	1.700%, $490,000 par, due 8/1/2027	(1)	440,271
Life 2021-BMR Mortgage Trust	6.177%, $2,113,386 par, due 3/15/2038	(1)	2,066,893
Life 2022-BMR Mortgage Trust	6.657%, $4,000,000 par, due 5/15/2039	(1)	3,910,000
Los Angeles Community College District/CA	1.806%, $1,500,000 par, due 8/1/2030	(1)	1,283,460
Louisiana Local Govt Env Fac. & Comm Dev Auth	4.145%, $2,980,000 par, due 2/1/2031	(1)	2,933,214
Louisiana Local Govt Env Fac. & Comm Dev Auth	4.475%, $1,000,000 par, due 8/1/2039	(1)	968,650
Lowe's Cos Inc	3.750%, $610,000 par, due 4/1/2032	(1)	571,849
Lowe's Cos Inc	1.700%, $720,000 par, due 9/15/2028	(1)	636,437
M&T Bank Corp	4.553%, $630,000 par, due 8/16/2028	(1)	606,110
Magellan Midstream Partners LP	5.000%, $1,005,000 par, due 3/1/2026	(1)	1,002,844
Magellan Midstream Partners LP	3.250%, $1,108,000 par, due 6/1/2030	(1)	1,004,390
Manhattan West 2020-1MW Mortgage Trust	2.130%, $1,970,000 par, due 9/10/2039	(1)	1,741,385
Manufacturers & Traders Trust Co	4.700%, $2,430,000 par, due 1/27/2028	(1)	2,362,830
Marathon Oil Corp	4.400%, $1,600,000 par, due 7/15/2027	(1)	1,559,253
Marathon Petroleum Corp	4.700%, $1,470,000 par, due 5/1/2025	(1)	1,460,274
Martin Marietta Materials Inc	2.500%, $670,000 par, due 3/15/2030	(1)	590,671
Masco Corp	2.000%, $1,790,000 par, due 10/1/2030	(1)	1,474,113
Massachusetts School Building Authority	1.753%, $1,000,000 par, due 8/15/2030	(1)	859,510
Massachusetts Water Resources Authority	2.390%, $3,000,000 par, due 8/1/2033	(1)	2,484,240
McCormick & Co Inc/MD	3.400%, $1,230,000 par, due 8/15/2027	(1)	1,175,195
McDonald's Corp	3.600%, $365,000 par, due 7/1/2030	(1)	346,746
MD Comm Dev Admin Housing Rev	3.500%, $90,000 par, due 9/1/2047	(1)	88,690
Mercedes-Benz Finance North America LLC	5.100%, $1,090,000 par, due 8/3/2028	(1)	1,112,082
METLIFE SECURITIZATION TRUST 2019-1	3.750%, $461,010 par, due 4/25/2058	(1)	447,074
Metropolitan Edison Co	5.200%, $670,000 par, due 4/1/2028	(1)	675,426
Metropolitan Life Global Funding I	1.875%, $3,820,000 par, due 1/11/2027	(1)	3,490,384
Mid-America Apartments LP	1.700%, $550,000 par, due 2/15/2031	(1)	446,707
Mid-America Apartments LP	4.200%, $1,017,000 par, due 6/15/2028	(1)	994,717
Mid-America Apartments LP	1.100%, $160,000 par, due 9/15/2026	(1)	145,172
Mid-America Apartments LP	3.950%, $420,000 par, due 3/15/2029	(1)	408,311
Minnesota Housing Finance Agency	6.000%, $1,990,000 par, due 7/1/2053	(1)	2,040,486
Minnesota Housing Finance Agency	6.000%, $1,300,000 par, due 1/1/2054	(1)	1,334,034
Missouri Higher Education Loan Authority	6.040%, $1,078,131 par, due 8/25/2061	(1)	1,037,281
Mitsubishi UFJ Financial Group Inc	2.341%, $1,370,000 par, due 1/19/2028	(1)	1,268,550
Mitsubishi UFJ Financial Group Inc	1.538%, $2,180,000 par, due 7/20/2027	(1)	1,992,867
Mitsubishi UFJ Financial Group Inc	5.017%, $600,000 par, due 7/20/2028	(1)	600,901
Mitsubishi UFJ Financial Group Inc	1.640%, $1,440,000 par, due 10/13/2027	(1)	1,311,604
Mitsubishi UFJ Financial Group Inc	4.080%, $1,080,000 par, due 4/19/2028	(1)	1,050,753
MMAF Equipment Finance LLC 2019-B	2.010%, $376,574 par, due 12/12/2024	(1)	374,848
MMAF Equipment Finance LLC 2020-A	1.400%, $815,000 par, due 8/9/2030	(1)	728,409
MMAF Equipment Finance LLC 2022-A	3.320%, $2,305,000 par, due 6/13/2044	(1)	2,201,618
MMAF Equipment Finance LLC 2023-A	5.540%, $2,545,000 par, due 12/13/2029	(1)	2,581,971
Mondelez International Holdings Netherlands BV	1.250%, $1,100,000 par, due 9/24/2026	(1)	1,001,465
Mondelez International Holdings Netherlands BV	2.250%, $1,315,000 par, due 9/19/2024	(1)	1,283,819
Morgan Stanley	4.210%, $1,550,000 par, due 4/20/2028	(1)	1,515,973
Morgan Stanley	1.164%, $1,310,000 par, due 10/21/2025	(1)	1,260,857
Morgan Stanley	2.188%, $1,280,000 par, due 4/28/2026	(1)	1,229,812
Morgan Stanley	5.164%, $1,910,000 par, due 4/20/2029	(1)	1,922,518
Morgan Stanley	1.593%, $710,000 par, due 5/4/2027	(1)	654,465
Morgan Stanley	2.475%, $1,730,000 par, due 1/21/2028	(1)	1,607,267
Morgan Stanley	4.431%, $610,000 par, due 1/23/2030	(1)	594,765
Morgan Stanley	2.720%, $540,000 par, due 7/22/2025	(1)	531,118
Morgan Stanley	5.449%, $370,000 par, due 7/20/2029	(1)	377,340
Morgan Stanley	1.512%, $1,080,000 par, due 7/20/2027	(1)	986,865
Morgan Stanley BAML Trust 2014 C19	3.526%, $3,020,000 par, due 12/15/2047	(1)	2,947,568
Morgan Stanley BAML Trust 2017-C33	3.337%, $2,550,000 par, due 5/15/2050	(1)	2,420,185
Morgan Stanley BAML Trust 2017-C34	3.536%, $800,000 par, due 11/15/2052	(1)	746,051
MPLX LP	4.000%, $490,000 par, due 3/15/2028	(1)	472,862
MPLX LP	4.950%, $440,000 par, due 9/1/2032	(1)	431,311
MPLX LP	4.125%, $900,000 par, due 3/1/2027	(1)	881,366
MPLX LP	1.750%, $810,000 par, due 3/1/2026	(1)	758,042
     40    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
MS State Higher Ed Asst Co	6.132%, $429,411 par, due 10/25/2035	(1)	$422,021
Mutual of Omaha Cos Global Funding	5.450%, $1,290,000 par, due 12/12/2028	(1)	1,317,714
Nature Conservancy/The	3.016%, $1,500,000 par, due 3/1/2030	(1)	1,333,730
Navient Student Loan Trust 2021-1	6.052%, $2,454,170 par, due 12/26/2069	(1)	2,412,189
Nelnet Student Loan Trust 2021-A	1.360%, $2,281,831 par, due 4/20/2062	(1)	2,066,442
Nelnet Student Loan Trust 2021-C	1.320%, $642,339 par, due 4/20/2062	(1)	576,634
Nelnet Student Loan Trust 2021-D	1.630%, $3,374,781 par, due 4/20/2062	(1)	3,081,941
Nevada Housing Division	5.750%, $2,050,000 par, due 10/1/2053	(1)	2,082,575
New York Hospital for Special Surgery	3.737%, $285,000 par, due 4/1/2028	(1)	269,974
New York Life Global Funding	4.900%, $1,610,000 par, due 6/13/2028	(1)	1,625,762
New York Life Global Funding	4.850%, $470,000 par, due 1/9/2028	(1)	473,151
New York State Electric & Gas Corp	5.650%, $1,600,000 par, due 8/15/2028	(1)	1,641,981
NextEra Energy Capital Holdings Inc	1.875%, $1,215,000 par, due 1/15/2027	(1)	1,117,909
Nissan Auto Lease Trust 2023-B	5.690%, $2,245,000 par, due 7/15/2026	(1)	2,261,319
NNN REIT Inc	4.300%, $1,350,000 par, due 10/15/2028	(1)	1,310,905
Norfolk Southern Corp	3.150%, $1,293,000 par, due 6/1/2027	(1)	1,236,034
Norfolk Southern Corp	2.550%, $1,470,000 par, due 11/1/2029	(1)	1,321,889
Norfolk Southern Corp	3.650%, $460,000 par, due 8/1/2025	(1)	450,324
North Carolina Housing Finance Agency	2.870%, $195,000 par, due 7/1/2032	(1)	190,394
North Dakota Public Finance Authority	2.580%, $2,630,000 par, due 12/1/2034	(1)	2,124,356
North Dakota Public Finance Authority	4.050%, $750,000 par, due 12/1/2030	(1)	724,200
North Texas Higher Education Authority Inc	6.040%, $2,629,173 par, due 10/25/2061	(1)	2,559,526
North Texas Higher Education Authority Inc	6.040%, $2,044,646 par, due 9/25/2061	(1)	2,006,424
Northrop Grumman Corp	4.400%, $1,430,000 par, due 5/1/2030	(1)	1,424,206
Northstar Edu Fin Inc	6.152%, $41,217 par, due 12/26/2031	(1)	41,153
Northwestern Mutual Global Funding	3.300%, $970,000 par, due 4/4/2029	(1)	893,405
Northwestern Mutual Global Funding	4.350%, $710,000 par, due 9/15/2027	(1)	700,465
Northwestern Mutual Global Funding	1.750%, $2,660,000 par, due 1/11/2027	(1)	2,434,844
NTT Finance Corp	1.162%, $1,960,000 par, due 4/3/2026	(1)	1,808,549
Nucor Corp	4.300%, $680,000 par, due 5/23/2027	(1)	673,734
Nutrien Ltd	2.950%, $540,000 par, due 5/13/2030	(1)	488,257
Nutrien Ltd	4.900%, $720,000 par, due 3/27/2028	(1)	726,962
Nuveen LLC	4.000%, $1,200,000 par, due 11/1/2028	(1)	1,173,026
NXP BV / NXP Funding LLC / NXP USA Inc	5.000%, $400,000 par, due 1/15/2033	(1)	401,472
NXP BV / NXP Funding LLC / NXP USA Inc	2.650%, $1,800,000 par, due 2/15/2032	(1)	1,519,177
NYC Transit Fin Auth Future Tax Rev	2.625%, $1,000,000 par, due 5/1/2030	(1)	894,900
OhioHealth Corp	2.297%, $2,100,000 par, due 11/15/2031	(1)	1,770,317
Oklahoma Development Finance Authority	4.285%, $330,650 par, due 2/1/2032	(1)	324,980
Oklahoma Development Finance Authority	4.135%, $1,048,496 par, due 12/1/2033	(1)	1,024,548
Oklahoma Development Finance Authority	3.877%, $2,513,905 par, due 5/1/2032	(1)	2,430,619
Oncor Electric Delivery Co LLC	4.550%, $1,250,000 par, due 9/15/2032	(1)	1,240,646
Oncor Electric Delivery Co LLC	2.750%, $1,930,000 par, due 5/15/2030	(1)	1,728,626
Oncor Electric Delivery Co LLC	4.300%, $1,040,000 par, due 5/15/2028	(1)	1,028,022
Oracle Corp	6.150%, $300,000 par, due 11/9/2029	(1)	323,153
Oracle Corp	2.950%, $2,465,000 par, due 4/1/2030	(1)	2,226,654
Oracle Corp	2.650%, $1,300,000 par, due 7/15/2026	(1)	1,233,207
Orlando Health Obligated Group	2.291%, $1,250,000 par, due 10/1/2028	(1)	1,097,883
Orlando Health Obligated Group	3.777%, $1,000,000 par, due 10/1/2028	(1)	945,976
Otis Worldwide Corp	2.565%, $550,000 par, due 2/15/2030	(1)	490,533
Pacific Life Global Funding II	1.450%, $1,500,000 par, due 1/20/2028	(1)	1,310,151
PacifiCorp	3.500%, $1,426,000 par, due 6/15/2029	(1)	1,339,711
PacifiCorp	2.700%, $475,000 par, due 9/15/2030	(1)	412,127
Packaging Corp of America	3.400%, $1,100,000 par, due 12/15/2027	(1)	1,047,822
Parker-Hannifin Corp	2.700%, $884,000 par, due 6/14/2024	(1)	872,379
Parker-Hannifin Corp	4.500%, $770,000 par, due 9/15/2029	(1)	773,990
Parker-Hannifin Corp	4.250%, $910,000 par, due 9/15/2027	(1)	902,705
Parker-Hannifin Corp	3.300%, $1,600,000 par, due 11/21/2024	(1)	1,570,170
Petroleos Mexicanos	2.378%, $300,000 par, due 4/15/2025	(1)	288,051
Petroleos Mexicanos	2.290%, $48,750 par, due 2/15/2024	(1)	48,274
PFS Financing Corp	5.520%, $1,400,000 par, due 10/15/2028	(1)	1,415,921
PHEAA Student Loan Trust 2016-2	6.402%, $911,753 par, due 11/25/2065	(1)	903,312
Phillips 66	3.900%, $1,210,000 par, due 3/15/2028	(1)	1,177,222
Phillips 66 Co	4.950%, $1,120,000 par, due 12/1/2027	(1)	1,130,328
Pioneer Natural Resources Co	1.125%, $2,970,000 par, due 1/15/2026	(1)	2,758,019
PNC Bank NA	4.050%, $1,030,000 par, due 7/26/2028	(1)	993,301
PNC Financial Services Group Inc/The	5.068%, $310,000 par, due 1/24/2034	(1)	303,868
     41    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
PNC Financial Services Group Inc/The	6.037%, $470,000 par, due 10/28/2033	(1)	$491,926
PNC Financial Services Group Inc/The	5.354%, $1,190,000 par, due 12/2/2028	(1)	1,205,175
PPG Industries Inc	2.550%, $1,330,000 par, due 6/15/2030	(1)	1,158,090
PPL Electric Utilities Corp	5.000%, $2,550,000 par, due 5/15/2033	(1)	2,610,333
Pricoa Global Funding I	1.200%, $630,000 par, due 9/1/2026	(1)	572,340
Prologis LP	4.000%, $189,000 par, due 9/15/2028	(1)	184,490
Prologis LP	1.750%, $1,000,000 par, due 2/1/2031	(1)	831,880
Protective Life Global Funding	4.714%, $655,000 par, due 7/6/2027	(1)	651,444
Protective Life Global Funding	5.467%, $1,200,000 par, due 12/8/2028	(1)	1,233,250
Providence St Joseph Health Obligated Group	2.746%, $750,000 par, due 10/1/2026	(1)	705,305
PSNH Funding LLC 3	3.506%, $900,000 par, due 8/1/2028	(1)	878,329
Public Service Co of Colorado	4.100%, $1,060,000 par, due 6/1/2032	(1)	1,017,225
Public Service Electric and Gas Co	1.900%, $1,760,000 par, due 8/15/2031	(1)	1,446,718
Public Service Electric and Gas Co	3.650%, $795,000 par, due 9/1/2028	(1)	767,105
Realty Income Corp	4.850%, $1,820,000 par, due 3/15/2030	(1)	1,830,128
Reckitt Benckiser Treasury Services PLC	2.750%, $1,680,000 par, due 6/26/2024	(1)	1,656,013
Regions Financial Corp	1.800%, $1,570,000 par, due 8/12/2028	(1)	1,345,963
Revvity Inc	1.900%, $1,420,000 par, due 9/15/2028	(1)	1,230,674
Rexford Industrial Realty LP	5.000%, $1,130,000 par, due 6/15/2028	(1)	1,131,994
RI State Std Ln Authority	6.076%, $1,131,317 par, due 9/1/2036	(1)	1,127,493
Rochester Gas and Electric Corp	3.100%, $2,070,000 par, due 6/1/2027	(1)	1,953,209
Rogers Communications Inc	3.800%, $1,490,000 par, due 3/15/2032	(1)	1,372,700
Rogers Communications Inc	3.625%, $775,000 par, due 12/15/2025	(1)	752,486
Rolls-Royce PLC	3.625%, $780,000 par, due 10/14/2025	(1)	749,190
Roper Technologies Inc	3.850%, $750,000 par, due 12/15/2025	(1)	735,471
Roper Technologies Inc	1.000%, $430,000 par, due 9/15/2025	(1)	401,979
Royal Bank of Canada	4.240%, $3,320,000 par, due 8/3/2027	(1)	3,283,809
Royal Bank of Canada	3.625%, $1,200,000 par, due 5/4/2027	(1)	1,160,612
RTX Corp	4.125%, $1,300,000 par, due 11/16/2028	(1)	1,270,740
RTX Corp	2.250%, $970,000 par, due 7/1/2030	(1)	838,922
Ryder System Inc	4.300%, $1,240,000 par, due 6/15/2027	(1)	1,212,472
Ryder System Inc	3.650%, $1,703,000 par, due 3/18/2024	(1)	1,694,730
Ryder System Inc	5.650%, $580,000 par, due 3/1/2028	(1)	597,946
Sabine Pass Liquefaction LLC	4.500%, $890,000 par, due 5/15/2030	(1)	870,386
San Diego Community College District	2.807%, $3,020,000 par, due 8/1/2032	(1)	2,642,832
San Diego Community College District	2.383%, $1,000,000 par, due 8/1/2033	(1)	827,540
San Diego Gas & Electric Co	4.950%, $1,590,000 par, due 8/15/2028	(1)	1,623,400
San Jose Evergreen Community College District	2.440%, $1,100,000 par, due 8/1/2029	(1)	998,415
San Jose Redevelopment Agency Successor Agency	3.375%, $1,530,000 par, due 8/1/2034	(1)	1,374,537
SBA Small Business Investment Cos	5.168%, $9,340,512 par, due 3/10/2033	(1)	9,375,763
SBA Small Business Investment Cos	3.015%, $41,684 par, due 9/10/2024	(1)	41,010
SBA Small Business Investment Cos	2.517%, $565,515 par, due 3/10/2025	(1)	540,120
SBA Small Business Investment Cos	2.829%, $402,035 par, due 9/10/2025	(1)	388,533
SBA Small Business Investment Cos	2.507%, $376,141 par, due 3/10/2026	(1)	359,620
SBA Small Business Investment Cos	2.845%, $1,747,388 par, due 3/10/2027	(1)	1,682,418
SBA Small Business Investment Cos	2.518%, $1,858,864 par, due 9/10/2027	(1)	1,747,958
SBA Small Business Investment Cos	3.548%, $2,013,978 par, due 9/10/2028	(1)	1,920,650
SBA Small Business Investment Cos	3.113%, $2,753,379 par, due 3/10/2029	(1)	2,594,741
SBA Small Business Investment Cos	2.283%, $2,943,783 par, due 9/10/2029	(1)	2,676,791
SBA Small Business Investment Cos	2.078%, $3,834,634 par, due 3/10/2030	(1)	3,476,970
SBA Small Business Investment Cos	1.667%, $2,526,546 par, due 3/10/2031	(1)	2,191,700
SBA Small Business Investment Cos	1.304%, $4,769,126 par, due 9/10/2031	(1)	4,020,082
SBA Small Business Investment Cos	2.938%, $17,015,590 par, due 3/10/2032	(1)	15,492,320
SBA Small Business Investment Cos	3.191%, $199,658 par, due 3/10/2024	(1)	198,656
SC State Std Ln Corp	6.663%, $341,141 par, due 10/27/2036	(1)	339,538
SC State Std Ln Corp	5.952%, $104,532 par, due 1/25/2041	(1)	101,743
Sealed Air Corp	1.573%, $750,000 par, due 10/15/2026	(1)	675,625
Seasoned Credit Risk Transfer Trust Series 2018-3	3.500%, $2,344,318 par, due 8/25/2057	(1)	2,214,734
Seasoned Credit Risk Transfer Trust Series 2019-1	4.000%, $1,163,778 par, due 7/25/2058	(1)	1,081,881
Seasoned Credit Risk Transfer Trust Series 2019-2	4.000%, $1,409,138 par, due 8/25/2058	(1)	1,317,224
Seasoned Credit Risk Transfer Trust Series 2020-2	2.000%, $3,987,616 par, due 11/25/2059	(1)	3,159,288
Seasoned Credit Risk Transfer Trust Series 2020-3	2.500%, $3,781,105 par, due 5/25/2060	(1)	3,097,379
SFS Auto Receivables Securitization Trust 2023-1	5.470%, $2,205,000 par, due 10/20/2028	(1)	2,227,985
Sherwin-Williams Co/The	2.300%, $700,000 par, due 5/15/2030	(1)	607,900
Sherwin-Williams Co/The	2.950%, $500,000 par, due 8/15/2029	(1)	460,479
Sherwin-Williams Co/The	3.300%, $911,000 par, due 2/1/2025	(1)	887,774
     42    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Sherwin-Williams Co/The	3.450%, $860,000 par, due 6/1/2027	(1)	$830,582
Simon Property Group LP	3.375%, $1,000,000 par, due 12/1/2027	(1)	953,927
SLM Student Loan Trust 2003-10	6.283%, $2,717,949 par, due 12/17/2068	(1)	2,672,527
SMALL BUSINESS ADMINISTRATION	2.130%, $288,821 par, due 1/1/2033	(1)	265,503
Solano County Community College District	1.641%, $2,370,000 par, due 8/1/2029	(1)	2,042,111
Solano County Community College District	1.479%, $890,000 par, due 8/1/2028	(1)	782,737
South32 Treasury Ltd	4.350%, $2,980,000 par, due 4/14/2032	(1)	2,686,512
Stanford Health Care	3.310%, $1,351,000 par, due 8/15/2030	(1)	1,242,898
Stanley Black & Decker Inc	3.400%, $1,630,000 par, due 3/1/2026	(1)	1,576,238
State of California	3.050%, $3,000,000 par, due 4/1/2029	(1)	2,819,220
State of Hawaii	1.710%, $2,475,000 par, due 8/1/2028	(1)	2,215,422
State of Texas	4.631%, $1,250,000 par, due 4/1/2033	(1)	1,255,938
State of Texas	2.704%, $2,410,000 par, due 4/1/2031	(1)	2,156,757
State of Utah	3.539%, $1,122,552 par, due 7/1/2025	(1)	1,108,924
State of Washington	5.090%, $1,400,000 par, due 8/1/2033	(1)	1,446,242
State of Wisconsin	2.002%, $1,580,000 par, due 5/1/2034	(1)	1,246,509
State of Wisconsin	2.544%, $1,425,000 par, due 5/1/2031	(1)	1,259,116
State Street Corp	4.421%, $560,000 par, due 5/13/2033	(1)	545,490
State Street Corp	4.164%, $380,000 par, due 8/4/2033	(1)	358,098
State Street Corp	5.820%, $470,000 par, due 11/4/2028	(1)	487,884
Sumitomo Mitsui Financial Group Inc	2.348%, $3,180,000 par, due 1/15/2025	(1)	3,086,979
Sumitomo Mitsui Financial Group Inc	2.174%, $360,000 par, due 1/14/2027	(1)	332,566
Sumitomo Mitsui Financial Group Inc	5.716%, $900,000 par, due 9/14/2028	(1)	932,885
Sumitomo Mitsui Financial Group Inc	1.902%, $1,780,000 par, due 9/17/2028	(1)	1,559,260
Take-Two Interactive Software Inc	3.700%, $590,000 par, due 4/14/2027	(1)	572,323
Tennessee Housing Development Agency	6.000%, $2,185,000 par, due 1/1/2054	(1)	2,238,620
Texas Department of Housing & Community Affairs	6.250%, $1,925,000 par, due 9/1/2053	(1)	1,992,991
Texas Electric Market Stabilization Funding N LLC	4.265%, $3,142,207 par, due 8/1/2034	(1)	3,037,996
Texas Natural Gas Securitization Finance Corp	5.102%, $4,250,000 par, due 4/1/2035	(1)	4,331,345
Texas Transportation Commission State Highway Fund	5.178%, $1,200,000 par, due 4/1/2030	(1)	1,227,684
T-Mobile USA Inc	2.400%, $1,110,000 par, due 3/15/2029	(1)	997,119
T-Mobile USA Inc	4.800%, $1,050,000 par, due 7/15/2028	(1)	1,059,530
Toronto-Dominion Bank/The	5.523%, $670,000 par, due 7/17/2028	(1)	690,269
Toronto-Dominion Bank/The	2.800%, $1,910,000 par, due 3/10/2027	(1)	1,804,507
Toronto-Dominion Bank/The	4.693%, $730,000 par, due 9/15/2027	(1)	729,179
Towd Point Mortgage Trust 2017-1	2.750%, $41,231 par, due 10/25/2056	(1)	40,951
Towd Point Mortgage Trust 2017-5	5.755%, $21,049 par, due 2/25/2057	(1)	21,258
Towd Point Mortgage Trust 2017-6	2.750%, $42,430 par, due 10/25/2057	(1)	40,610
Towd Point Mortgage Trust 2019-4	2.900%, $2,861,752 par, due 10/25/2059	(1)	2,688,639
Towd Point Mortgage Trust 2019-HY1	6.470%, $520,204 par, due 10/25/2048	(1)	524,308
Towd Point Mortgage Trust 2019-HY2	6.470%, $494,859 par, due 5/25/2058	(1)	502,847
Towd Point Mortgage Trust 2022-4	3.750%, $2,814,296 par, due 9/25/2062	(1)	2,634,659
Toyota Auto Loan Extended Note Trust 2020-1	1.350%, $3,875,000 par, due 5/25/2033	(1)	3,678,231
Toyota Auto Loan Extended Note Trust 2021-1	1.070%, $5,980,000 par, due 2/27/2034	(1)	5,510,833
Toyota Auto Loan Extended Note Trust 2022-1	3.820%, $4,710,000 par, due 4/25/2035	(1)	4,576,547
Toyota Auto Loan Extended Note Trust 2023-1	4.930%, $4,060,000 par, due 6/25/2036	(1)	4,099,553
Trane Technologies Financing Ltd	3.500%, $1,310,000 par, due 3/21/2026	(1)	1,273,676
Transcontinental Gas Pipe Line Co LLC	4.000%, $720,000 par, due 3/15/2028	(1)	698,072
Transcontinental Gas Pipe Line Co LLC	3.250%, $1,205,000 par, due 5/15/2030	(1)	1,093,821
Trinity Health	3.084%, $2,235,000 par, due 12/1/2034	(1)	1,947,534
Truist Financial Corp	4.260%, $1,025,000 par, due 7/28/2026	(1)	1,003,920
Truist Financial Corp	6.123%, $670,000 par, due 10/28/2033	(1)	696,596
Truist Financial Corp	4.873%, $1,160,000 par, due 1/26/2029	(1)	1,143,977
Truist Financial Corp	4.123%, $1,780,000 par, due 6/6/2028	(1)	1,715,197
TSMC Arizona Corp	1.750%, $650,000 par, due 10/25/2026	(1)	598,439
UBS Commercial Mortgage Trust 2017-C3	3.167%, $1,455,000 par, due 8/15/2050	(1)	1,373,310
UBS Commercial Mortgage Trust 2018-C10	4.313%, $2,550,000 par, due 5/15/2051	(1)	2,435,908
UBS Group AG	1.364%, $2,000,000 par, due 1/30/2027	(1)	1,834,464
UBS Group AG	4.751%, $410,000 par, due 5/12/2028	(1)	404,042
UBS Group AG	1.494%, $1,500,000 par, due 8/10/2027	(1)	1,355,904
UBS Group AG	2.746%, $510,000 par, due 2/11/2033	(1)	419,090
UBS Group AG	4.703%, $1,230,000 par, due 8/5/2027	(1)	1,212,961
UBS Group AG	3.869%, $340,000 par, due 1/12/2029	(1)	320,762
UBS Group AG	2.593%, $640,000 par, due 9/11/2025	(1)	626,140
UBS Group AG	1.305%, $410,000 par, due 2/2/2027	(1)	375,243
UDR Inc	3.500%, $1,380,000 par, due 1/15/2028	(1)	1,301,148
     43    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Union Electric Co	2.950%, $2,760,000 par, due 3/15/2030	(1)	$2,495,322
United States Int Dev Finance Corp	3.600%, $3,750,000 par, due 3/15/2035	(1)	3,583,496
United States Small Business Administration	3.800%, $7,384,533 par, due 8/1/2047	(1)	6,928,531
United States Small Business Administration	5.040%, $3,276,267 par, due 10/1/2047	(1)	3,318,088
United States Small Business Administration	4.480%, $2,799,656 par, due 4/1/2048	(1)	2,746,740
United States Small Business Administration	5.630%, $131,626 par, due 10/1/2028	(1)	130,277
United States Small Business Administration	3.370%, $899,841 par, due 10/1/2033	(1)	856,336
United States Small Business Administration	2.840%, $1,646,762 par, due 4/1/2037	(1)	1,515,261
United States Small Business Administration	2.850%, $1,365,731 par, due 10/1/2037	(1)	1,253,579
United States Small Business Administration	5.510%, $78,253 par, due 11/1/2027	(1)	77,700
United States Small Business Administration	5.310%, $63,885 par, due 5/1/2027	(1)	63,048
United States Small Business Administration	5.130%, $3,946,854 par, due 11/1/2047	(1)	4,008,673
United States Small Business Administration	3.940%, $7,398,053 par, due 5/1/2047	(1)	6,908,517
United States Small Business Administration	6.770%, $37,461 par, due 11/1/2028	(1)	38,343
United States Small Business Administration	2.810%, $1,861,009 par, due 6/1/2037	(1)	1,704,934
United States Small Business Administration	2.810%, $329,898 par, due 12/1/2036	(1)	303,060
United States Small Business Administration	5.680%, $47,729 par, due 6/1/2028	(1)	47,344
United States Small Business Administration	5.720%, $470,217 par, due 1/1/2029	(1)	465,015
United States Small Business Administration	2.800%, $922,367 par, due 1/1/2037	(1)	851,462
United States Small Business Administration	4.710%, $2,136,706 par, due 12/1/2047	(1)	2,130,031
United States Small Business Administration	2.980%, $680,784 par, due 6/1/2035	(1)	632,473
United States Small Business Administration	2.780%, $1,705,362 par, due 12/1/2037	(1)	1,562,872
United States Small Business Administration	5.280%, $3,120,000 par, due 12/1/2048	(1)	3,213,712
United States Small Business Administration	3.150%, $623,299 par, due 7/1/2033	(1)	592,007
United States Small Business Administration	2.980%, $736,886 par, due 7/1/2037	(1)	682,864
United States Small Business Administration	2.880%, $476,349 par, due 7/1/2035	(1)	446,090
United States Small Business Administration	4.910%, $1,334,193 par, due 1/1/2048	(1)	1,342,442
United States Small Business Administration	5.180%, $6,135,000 par, due 7/1/2048	(1)	6,254,540
United States Small Business Administration	3.230%, $437,756 par, due 2/1/2034	(1)	415,100
United States Small Business Administration	5.540%, $25,677 par, due 9/1/2026	(1)	25,567
United States Small Business Administration	5.600%, $133,896 par, due 9/1/2028	(1)	132,319
United States Small Business Administration	3.210%, $399,842 par, due 3/1/2034	(1)	378,578
United States Treasury Note/Bond	4.500%, $22,725,000 par, due 11/15/2033	(1)	23,907,404
United States Treasury Note/Bond	3.875%, $4,000,000 par, due 11/30/2027	(1)	3,994,532
United States Treasury Note/Bond	4.875%, $36,115,000 par, due 10/31/2028	(1)	37,734,541
United States Treasury Note/Bond	4.625%, $960,000 par, due 11/15/2026	(1)	975,600
United States Treasury Note/Bond	4.375%, $12,065,000 par, due 11/30/2028	(1)	12,358,143
United States Treasury Note/Bond	4.125%, $6,775,000 par, due 10/31/2027	(1)	6,822,635
United States Treasury Note/Bond	3.500%, $7,410,000 par, due 2/15/2033	(1)	7,199,860
United States Treasury Note/Bond	0.375%, $3,725,000 par, due 1/31/2026	(1)	3,442,280
United States Treasury Note/Bond	3.875%, $6,700,000 par, due 8/15/2033	(1)	6,705,233
United States Treasury Note/Bond	4.375%, $7,000,000 par, due 8/31/2028	(1)	7,156,408
University of California	3.349%, $1,170,000 par, due 7/1/2029	(1)	1,112,506
University of North Carolina at Chapel Hill	3.327%, $500,000 par, due 12/1/2036	(1)	448,885
US Bancorp	4.548%, $1,650,000 par, due 7/22/2028	(1)	1,626,831
US Bancorp	5.850%, $950,000 par, due 10/21/2033	(1)	980,835
US Bancorp	2.215%, $620,000 par, due 1/27/2028	(1)	570,153
USAA Capital Corp	2.125%, $190,000 par, due 5/1/2030	(1)	159,785
Ventas Realty LP	3.500%, $721,000 par, due 2/1/2025	(1)	704,467
Ventas Realty LP	2.650%, $200,000 par, due 1/15/2025	(1)	193,933
Ventas Realty LP	4.400%, $1,370,000 par, due 1/15/2029	(1)	1,331,295
Verizon Communications Inc	2.355%, $1,603,000 par, due 3/15/2032	(1)	1,335,491
Verizon Communications Inc	4.329%, $1,400,000 par, due 9/21/2028	(1)	1,386,445
Verizon Communications Inc	2.100%, $2,390,000 par, due 3/22/2028	(1)	2,163,947
Verizon Master Trust	5.160%, $1,995,000 par, due 6/20/2029	(1)	2,019,383
Vermont Std Asst Corp	6.143%, $650,062 par, due 7/28/2034	(1)	648,236
Virginia Housing Development Authority 2016-A	3.100%, $270,557 par, due 6/25/2041	(1)	247,825
Volkswagen Auto Loan Enhanced Trust 2023-1	5.020%, $2,725,000 par, due 6/20/2028	(1)	2,740,227
Volkswagen Group of America Finance LLC	4.350%, $950,000 par, due 6/8/2027	(1)	931,480
Volkswagen Group of America Finance LLC	5.650%, $1,960,000 par, due 9/12/2028	(1)	2,012,940
Volkswagen Group of America Finance LLC	2.850%, $590,000 par, due 9/26/2024	(1)	578,259
Vulcan Materials Co	3.900%, $480,000 par, due 4/1/2027	(1)	465,410
Warnermedia Holdings Inc	4.279%, $3,630,000 par, due 3/15/2032	(1)	3,326,608
Washington & Multnomah Counties School Dist No 48J	1.407%, $1,500,000 par, due 6/15/2027	(1)	1,363,365
WEC Energy Group Inc	2.200%, $665,000 par, due 12/15/2028	(1)	590,723
WEC Energy Group Inc	3.550%, $386,000 par, due 6/15/2025	(1)	375,572
     44    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Cost	Current value
	WEC Energy Group Inc	5.150%, $1,480,000 par, due 10/1/2027	(1)	$1,502,517
*	Wells Fargo Commercial Mortgage Trust 2016-C33	3.162%, $524,473 par, due 3/15/2059	(1)	500,495
*	Wells Fargo Commercial Mortgage Trust 2017-C38	3.453%, $2,350,000 par, due 7/15/2050	(1)	2,208,431
*	Wells Fargo Commercial Mortgage Trust 2017-C39	3.157%, $2,270,000 par, due 9/15/2050	(1)	2,129,675
*	Wells Fargo Commercial Mortgage Trust 2017-C40	3.317%, $3,065,000 par, due 10/15/2050	(1)	2,890,782
*	Wells Fargo Commercial Mortgage Trust 2017-C42	3.589%, $2,830,000 par, due 12/15/2050	(1)	2,593,285
*	Wells Fargo Commercial Mortgage Trust 2018-C43	4.012%, $2,820,000 par, due 3/15/2051	(1)	2,688,864
	Welltower OP LLC	3.625%, $308,000 par, due 3/15/2024	(1)	305,926
	Welltower OP LLC	4.125%, $2,191,000 par, due 3/15/2029	(1)	2,117,021
	Welltower OP LLC	2.050%, $550,000 par, due 1/15/2029	(1)	484,059
	West Haymarket Joint Public Agency	5.400%, $1,250,000 par, due 12/15/2030	(1)	1,297,763
	Weyerhaeuser Co	4.000%, $1,000,000 par, due 4/15/2030	(1)	953,724
	WFRBS Commercial Mortgage Trust 2014-C20	3.995%, $3,274,000 par, due 5/15/2047	(1)	3,234,136
	Wheels Fleet Lease Funding 1 LLC	5.800%, $2,995,000 par, due 4/18/2038	(1)	3,003,668
	Williams Cos Inc/The	5.650%, $730,000 par, due 3/15/2033	(1)	764,070
	Williams Cos Inc/The	5.300%, $940,000 par, due 8/15/2028	(1)	962,784
	Wisconsin Power and Light Co	3.950%, $790,000 par, due 9/1/2032	(1)	749,746
	WRKCo Inc	4.650%, $330,000 par, due 3/15/2026	(1)	327,839
	WRKCo Inc	3.000%, $1,260,000 par, due 9/15/2024	(1)	1,235,925
	WRKCo Inc	3.900%, $920,000 par, due 6/1/2028	(1)	878,755
	Xcel Energy Inc	1.750%, $465,000 par, due 3/15/2027	(1)	424,333
	Yale University	1.482%, $500,000 par, due 4/15/2030	(1)	418,538
	Blackrock Treasury Trust Fund	5.248%, $4,150,240 shares	(1)	4,150,240
		Total		1,245,604,367
		Accrued income receivable		8,866,858
		Receivable for investment payments due		166,148
		Payables for investment payments due		(32,315)
		Receivable for securities sold		6,269,140
		Payable for securities purchased		(2,931,854)
		Total		1,257,942,344

	American General Life Ins. Co.	2.91%	(1)	—
	Massachusetts Mutual Life Ins. Co.	2.99%	(1)	—
	Metropolitan Tower Life Ins. Co.	2.88%	(1)	—
	Nationwide Life Ins. Co.	3.02%	(1)	—
	Pacific Life Ins. Co.	3.09%	(1)	—
	Prudential Ins. Co. of America	3.11%	(1)	—
	Royal Bank of Canada	2.86%	(1)	—
	State Street Bank and Trust Co.	3.04%	(1)	—
	Transamerica Life Ins. Co.	3.05%	(1)	—
	Voya Ret. Ins. and Annuity Co.	2.90%	(1)	—
	AbbVie Inc	3.200%, $1,470,000 par, due 11/21/2029	(1)	1,375,847
	AerCap Ireland Capital DAC	1.650%, $286,000 par, due 10/29/2024	(1)	275,987
	AerCap Ireland Capital DAC	2.450%, $585,000 par, due 10/29/2026	(1)	541,716
	AerCap Ireland Capital DAC	3.000%, $310,000 par, due 10/29/2028	(1)	283,337
	AerCap Ireland Capital DAC	5.750%, $395,000 par, due 6/6/2028	(1)	404,551
	AerCap Ireland Capital DAC	6.450%, $725,000 par, due 4/15/2027	(1)	751,129
	Altria Group Inc	2.350%, $250,000 par, due 5/6/2025	(1)	241,138
	American Electric Power Co Inc	1.000%, $570,000 par, due 11/1/2025	(1)	529,182
	American Express Co	2.250%, $650,000 par, due 3/4/2025	(1)	628,973
	American Express Co	3.950%, $1,760,000 par, due 8/1/2025	(1)	1,731,770
	American Express Co	5.282%, $1,050,000 par, due 7/27/2029	(1)	1,072,848
	American Honda Finance Corp	2.000%, $650,000 par, due 3/24/2028	(1)	589,232
	American Tower Corp	1.875%, $1,125,000 par, due 10/15/2030	(1)	923,333
	Amgen Inc	2.200%, $1,065,000 par, due 2/21/2027	(1)	990,929
	Amgen Inc	4.050%, $1,210,000 par, due 8/18/2029	(1)	1,185,921
	AT&T Inc	1.650%, $845,000 par, due 2/1/2028	(1)	753,106
	AutoZone Inc	6.250%, $480,000 par, due 11/1/2028	(1)	510,418
	AvalonBay Communities Inc	2.450%, $890,000 par, due 1/15/2031	(1)	768,195
	Bank Of America Cc Tr 2023-A1	4.790%, $1,880,000 par, due 5/15/2026	(1)	1,885,151
	Bank of America Corp	3.419%, $1,860,000 par, due 12/20/2028	(1)	1,751,264
	Bank of America Corp	2.496%, $1,005,000 par, due 2/13/2031	(1)	864,200
	Bank of America Corp	2.087%, $1,195,000 par, due 6/14/2029	(1)	1,054,169
	Bank of New York Mellon Corp/The	5.802%, $400,000 par, due 10/25/2028	(1)	414,972
	Bank of New York Mellon Corp/The	4.543%, $840,000 par, due 2/1/2029	(1)	834,506
	Bank of Nova Scotia/The	4.750%, $2,280,000 par, due 2/2/2026	(1)	2,275,531
	Barclays Commercial Mortgage	5.710%, $630,000 par, due 11/1/2032	(1)	663,264
     45    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
BAT Capital Corp	2.259%, $720,000 par, due 3/25/2028	(1)	$644,832
BAT International Finance PLC	4.448%, $555,000 par, due 3/16/2028	(1)	545,976
Berkshire Hathaway Energy Co	3.700%, $1,375,000 par, due 7/15/2030	(1)	1,302,056
BMW Vehicle Lease Trust 2023-1	5.160%, $190,000 par, due 3/25/2025	(1)	189,734
Boston Properties LP	3.400%, $1,105,000 par, due 6/21/2029	(1)	991,262
BP Capital Markets America Inc	4.812%, $935,000 par, due 2/13/2033	(1)	944,537
Bristol-Myers Squibb Co	5.750%, $695,000 par, due 2/1/2031	(1)	745,791
Canadian National Railway Co	3.850%, $600,000 par, due 8/5/2032	(1)	571,956
Charles Schwab Corp/The	2.450%, $465,000 par, due 3/3/2027	(1)	433,110
Charles Schwab Corp/The	5.643%, $845,000 par, due 5/19/2029	(1)	867,494
Charles Schwab Corp/The	6.196%, $815,000 par, due 11/17/2029	(1)	855,448
Citibank Credit Card Iss Trust	6.249%, $1,255,000 par, due 5/14/2027	(1)	1,259,982
Citibank NA	5.488%, $1,575,000 par, due 12/4/2026	(1)	1,604,090
Citigroup Inc	4.600%, $1,205,000 par, due 3/9/2026	(1)	1,189,913
Citigroup Inc	5.610%, $1,530,000 par, due 9/29/2026	(1)	1,541,506
Citigroup Inc	6.174%, $390,000 par, due 5/25/2034	(1)	404,282
CNH Equipment Trust 2022-B	3.890%, $305,000 par, due 6/15/2026	(1)	299,708
CNH Equipment Trust 2023-A	5.340%, $1,385,000 par, due 3/15/2025	(1)	1,382,479
Comcast Corp	1.500%, $1,595,000 par, due 2/15/2031	(1)	1,308,953
Constellation Energy Generation LLC	5.600%, $870,000 par, due 3/1/2028	(1)	896,779
Consumers 2023 Securitization Funding LLC	5.550%, $710,000 par, due 3/1/2027	(1)	715,503
CVS Health Corp	4.780%, $245,000 par, due 3/25/2038	(1)	232,716
CVS Health Corp	3.625%, $935,000 par, due 4/1/2027	(1)	906,688
CVS Health Corp	3.750%, $450,000 par, due 4/1/2030	(1)	423,531
CVS Health Corp	5.000%, $495,000 par, due 2/20/2026	(1)	497,520
Diageo Capital PLC	5.300%, $1,070,000 par, due 10/24/2027	(1)	1,102,977
DLLST LLC	3.400%, $793,905 par, due 7/20/2024	(1)	788,721
DTE Energy Co	2.529%, $590,000 par, due 10/1/2024	(1)	576,088
Duke Energy Florida LLC	1.750%, $1,015,000 par, due 6/15/2030	(1)	848,175
DuPont de Nemours Inc	4.493%, $1,255,000 par, due 11/15/2025	(1)	1,245,964
Elevance Health Inc	2.375%, $310,000 par, due 1/15/2025	(1)	301,103
Emerson Electric Co	2.000%, $865,000 par, due 12/21/2028	(1)	774,530
Equinix Inc	1.550%, $980,000 par, due 3/15/2028	(1)	860,675
Equinix Inc	3.900%, $605,000 par, due 4/15/2032	(1)	562,765
Equinor ASA	3.000%, $340,000 par, due 4/6/2027	(1)	325,356
ERP Operating LP	3.000%, $490,000 par, due 7/1/2029	(1)	451,530
Eversource Energy	5.950%, $930,000 par, due 2/1/2029	(1)	974,547
Exelon Corp	3.950%, $1,050,000 par, due 6/15/2025	(1)	1,032,108
Fannie Mae	5.000%, $33,970 par, due 3/1/2049	(1)	34,161
Fifth Third Bancorp	1.707%, $1,330,000 par, due 11/1/2027	(1)	1,197,599
Firstkey homes 2020-sfr2 trust	1.266%, $1,895,416 par, due 11/1/2025	(1)	1,756,065
Florida Power & Light Co	4.400%, $1,475,000 par, due 5/15/2028	(1)	1,478,584
FN FS2600	3.000%, $7,284,046 par, due 12/1/2051	(1)	6,475,954
FNMA	2.000%, $3,395,000 par, due 1/1/2054	(1)	2,774,292
FNMA	5.500%, $3,530,000 par, due 1/1/2054	(1)	3,548,109
FNMA	2.000%, $2,968,361 par, due 1/1/2052	(1)	2,437,915
Ford Credit Auto Own Tr 2023-C	5.530%, $1,075,000 par, due 4/15/2027	(1)	1,096,608
Freddie Mac Coupon Strips	0.000%, $205,000 par, due 7/15/2031	(1)	150,775
GE HealthCare Technologies Inc	5.600%, $1,035,000 par, due 11/15/2025	(1)	1,044,346
General Mills Inc	5.500%, $605,000 par, due 10/17/2028	(1)	626,314
General Motors Financial Co Inc	5.000%, $495,000 par, due 4/9/2027	(1)	493,931
GM Financial Revolving 2023-2	5.770%, $395,000 par, due 11/11/2028	(1)	412,194
Goldman Sachs Group Inc/The	3.691%, $140,000 par, due 6/5/2028	(1)	133,857
Goldman Sachs Group Inc/The	1.542%, $1,845,000 par, due 9/10/2027	(1)	1,673,341
Goldman Sachs Group Inc/The	2.650%, $605,000 par, due 10/21/2032	(1)	504,975
Goldman Sachs Group Inc/The	3.750%, $765,000 par, due 2/25/2026	(1)	747,650
GS Mortgage-Backed Securities	3.000%, $628,912 par, due 1/1/2029	(1)	557,411
Guardian Life Global Funding	0.875%, $1,070,000 par, due 12/10/2025	(1)	990,242
Guardian Life Global Funding	3.246%, $475,000 par, due 3/29/2027	(1)	452,637
Guardian Life Global Funding	5.737%, $675,000 par, due 10/2/2028	(1)	708,737
Haleon US Capital LLC	3.375%, $250,000 par, due 3/24/2027	(1)	240,690
Haleon US Capital LLC	3.375%, $1,035,000 par, due 3/24/2029	(1)	979,534
Honda Auto Rec Own Tr 2023-1	5.040%, $730,000 par, due 4/21/2026	(1)	731,402
Honda Auto Receivables 2022-2 Owner Trust	3.730%, $255,000 par, due 9/18/2025	(1)	251,262
HSBC Holdings PLC	4.300%, $200,000 par, due 3/8/2026	(1)	196,722
HSBC Holdings PLC	4.950%, $260,000 par, due 3/31/2030	(1)	258,110
HSBC Holdings PLC	1.645%, $1,650,000 par, due 4/18/2026	(1)	1,568,556
HSBC Holdings PLC	5.887%, $1,395,000 par, due 8/14/2027	(1)	1,415,144
     46    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
HSBC USA Inc	3.750%, $1,375,000 par, due 5/24/2024	(1)	$1,364,633
Hyundai Auto Lease Securitization Trust 2022-C	4.380%, $610,000 par, due 12/15/2024	(1)	605,913
John Deere Capital Corp	4.950%, $745,000 par, due 7/14/2028	(1)	764,474
JP Morgan Mortgage Trust	3.000%, $410,011 par, due 8/1/2044	(1)	350,301
JPMorgan Chase & Co	4.452%, $1,470,000 par, due 12/5/2029	(1)	1,441,056
JPMorgan Chase & Co	2.005%, $925,000 par, due 3/13/2026	(1)	888,814
JPMorgan Chase & Co	2.956%, $190,000 par, due 5/13/2031	(1)	167,230
JPMorgan Chase & Co	1.578%, $875,000 par, due 4/22/2027	(1)	807,713
JPMorgan Chase & Co	1.470%, $1,350,000 par, due 9/22/2027	(1)	1,223,316
JPMorgan Chase & Co	4.851%, $1,150,000 par, due 7/25/2028	(1)	1,151,173
JPMorgan Chase & Co	5.299%, $145,000 par, due 7/24/2029	(1)	147,268
Keurig Dr Pepper Inc	4.417%, $180,000 par, due 5/25/2025	(1)	178,117
KeyCorp	3.878%, $690,000 par, due 5/23/2025	(1)	674,537
Kimberly-Clark Corp	3.100%, $230,000 par, due 3/26/2030	(1)	214,965
Kinder Morgan Inc	4.300%, $920,000 par, due 6/1/2025	(1)	908,491
Lowe's Cos Inc	4.500%, $790,000 par, due 4/15/2030	(1)	786,524
Lowe's Cos Inc	1.300%, $535,000 par, due 4/15/2028	(1)	470,490
MassMutual Global Funding II	4.150%, $662,000 par, due 8/26/2025	(1)	655,241
McDonald's Corp	3.500%, $200,000 par, due 7/1/2027	(1)	194,420
McDonald's Corp	3.600%, $440,000 par, due 7/1/2030	(1)	417,991
Mercedes-Benz Finance North America LLC	2.700%, $1,215,000 par, due 6/14/2024	(1)	1,199,035
Metropolitan Life Global Funding I	5.000%, $1,150,000 par, due 1/6/2026	(1)	1,154,221
Metropolitan Life Global Funding I	0.950%, $270,000 par, due 7/2/2025	(1)	254,602
Mondelez International Inc	2.750%, $145,000 par, due 4/13/2030	(1)	131,135
Mondelez International Inc	2.625%, $690,000 par, due 3/17/2027	(1)	651,229
Morgan Stanley	3.622%, $1,410,000 par, due 4/1/2031	(1)	1,299,851
Morgan Stanley	3.625%, $120,000 par, due 1/20/2027	(1)	116,413
Morgan Stanley	1.512%, $1,635,000 par, due 7/20/2027	(1)	1,493,998
Morgan Stanley	2.511%, $470,000 par, due 10/20/2032	(1)	390,081
Navient Student Ln Tr 2023-Ba	6.480%, $317,431 par, due 4/15/2031	(1)	323,818
Navient Student Loan Trust	4.000%, $564,304 par, due 7/15/2026	(1)	544,300
Navient Student Loan Trust	3.130%, $237,528 par, due 4/15/2026	(1)	227,842
Navient Student Loan Trust	1.690%, $98,996 par, due 10/15/2027	(1)	90,040
Navient Student Loan Trust	3.390%, $194,470 par, due 3/15/2026	(1)	184,700
Navient Student Loan Trust	0.840%, $63,857 par, due 5/15/2028	(1)	56,190
Navient Student Loan Trust	1.310%, $286,320 par, due 9/25/2033	(1)	245,296
New York Life Global Funding	2.900%, $1,670,000 par, due 1/17/2024	(1)	1,668,146
Northwestern Mutual Global Funding	0.800%, $595,000 par, due 1/14/2026	(1)	550,304
Northwestern Mutual Global Funding	4.350%, $770,000 par, due 9/15/2027	(1)	759,651
NVIDIA Corp	2.850%, $260,000 par, due 4/1/2030	(1)	240,843
Occu Auto Rcvbls Tr 2023-1A	6.230%, $680,000 par, due 7/15/2026	(1)	688,350
Oracle Corp	2.950%, $230,000 par, due 11/15/2024	(1)	224,853
Otis Worldwide Corp	2.056%, $975,000 par, due 4/5/2025	(1)	937,355
Pacific Gas and Electric Co	4.950%, $475,000 par, due 6/8/2025	(1)	471,927
Parker-Hannifin Corp	4.250%, $670,000 par, due 9/15/2027	(1)	664,627
Pfizer Investment Enterprises Pte Ltd	4.750%, $1,625,000 par, due 5/19/2033	(1)	1,628,965
Philip Morris International Inc	4.875%, $1,200,000 par, due 2/15/2028	(1)	1,213,932
Phillips 66	1.300%, $340,000 par, due 2/15/2026	(1)	315,938
Private Export Funding Corp	0.550%, $670,000 par, due 7/30/2024	(1)	652,982
Progress Residential Trust	2.271%, $517,240 par, due 9/1/2024	(1)	503,611
Prologis LP	2.875%, $340,000 par, due 11/15/2029	(1)	308,737
Public Service Enterprise Group Inc	1.600%, $830,000 par, due 8/15/2030	(1)	681,040
Rate Mortgage Trust	3.000%, $699,285 par, due 1/1/2044	(1)	596,574
Reckitt Benckiser Treasury Services PLC	2.750%, $1,605,000 par, due 6/26/2024	(1)	1,582,081
Republic Services Inc	1.450%, $1,270,000 par, due 2/15/2031	(1)	1,032,002
Resolution Funding Corp Interest Strip	0.000%, $705,000 par, due 1/15/2030	(1)	543,069
Resolution Funding Corp Principal Strip	0.000%, $920,000 par, due 4/15/2030	(1)	701,702
Roper Technologies Inc	1.000%, $340,000 par, due 9/15/2025	(1)	317,842
S&P Global Inc	2.450%, $1,470,000 par, due 3/1/2027	(1)	1,387,239
Santander Retail Auto Lease Trust 2022-B	3.280%, $915,000 par, due 11/20/2024	(1)	903,755
SFS Auto Rcvbls Sec Tr 2023-1A	5.890%, $501,176 par, due 6/20/2025	(1)	502,168
SFS Auto Rcvbls Sec Tr 2023-1A	5.470%, $810,000 par, due 12/20/2026	(1)	818,659
Siemens Financieringsmaatschappij NV	1.200%, $900,000 par, due 3/11/2026	(1)	837,027
SMB Private Ed Ln Tr 2020-Pta	1.600%, $822,500 par, due 9/25/2028	(1)	743,910
SMB Private Education Loan Tru	1.590%, $327,988 par, due 10/15/2029	(1)	284,943
Southern California Edison Co	5.650%, $355,000 par, due 10/1/2028	(1)	370,332
     47    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Cost	Current value
Southern Co/The	1.750%, $600,000 par, due 3/15/2028	(1)	$533,976
Southwestern Electric Power Co	1.650%, $335,000 par, due 3/15/2026	(1)	312,032
State Street Corp	5.684%, $790,000 par, due 11/21/2029	(1)	817,421
Texas Electric Market Stabilization Funding N LLC	4.265%, $856,110 par, due 8/1/2034	(1)	831,035
T-Mobile USA Inc	3.875%, $660,000 par, due 4/15/2030	(1)	626,406
T-Mobile USA Inc	2.550%, $720,000 par, due 2/15/2031	(1)	620,870
T-Mobile USA Inc	2.400%, $520,000 par, due 3/15/2029	(1)	467,116
Toronto-Dominion Bank/The	2.800%, $1,370,000 par, due 3/10/2027	(1)	1,294,321
Toyota Auto Ln Extend 2021-1A	1.070%, $2,115,000 par, due 5/25/2028	(1)	1,947,450
Toyota Auto Ln Extend 2023-1A	4.930%, $1,745,000 par, due 6/25/2028	(1)	1,759,012
Toyota Auto Loan Extended Note Trust 2020-1	1.350%, $715,000 par, due 10/25/2027	(1)	678,556
Toyota Auto Loan Extended Note Trust 2022-1	3.820%, $1,425,000 par, due 12/25/2029	(1)	1,382,165
Toyota Auto Rcvbls Tr 2023-B	5.280%, $590,410 par, due 1/15/2025	(1)	589,513
Toyota Auto Rcvbls Tr 2023-D	5.540%, $635,000 par, due 6/15/2027	(1)	648,183
TransCanada PipeLines Ltd	4.625%, $75,000 par, due 3/1/2034	(1)	71,117
Truist Financial Corp	4.123%, $1,380,000 par, due 6/6/2028	(1)	1,329,754
Truist Financial Corp	4.260%, $795,000 par, due 7/28/2026	(1)	778,647
TSMC Arizona Corp	1.750%, $985,000 par, due 10/25/2026	(1)	906,860
TSMC Global Ltd	1.375%, $1,515,000 par, due 9/28/2030	(1)	1,230,680
Union Pacific Corp	3.950%, $400,000 par, due 9/10/2028	(1)	397,064
United States Treasury Note/Bond	1.250%, $4,005,000 par, due 8/31/2024	(1)	3,906,277
United States Treasury Note/Bond	0.500%, $10,350,000 par, due 4/30/2027	(1)	9,243,896
United States Treasury Note/Bond	1.375%, $7,765,000 par, due 10/31/2028	(1)	6,918,770
United States Treasury Note/Bond	2.750%, $24,760,000 par, due 4/30/2027	(1)	23,829,519
United States Treasury Note/Bond	3.000%, $34,965,000 par, due 7/15/2025	(1)	34,204,162
United States Treasury Note/Bond	2.625%, $49,220,000 par, due 7/31/2029	(1)	46,159,008
United States Treasury Note/Bond	4.250%, $14,705,000 par, due 10/15/2025	(1)	14,679,119
UnitedHealth Group Inc	4.250%, $1,720,000 par, due 1/15/2029	(1)	1,718,968
US Bancorp	5.727%, $1,250,000 par, due 10/21/2026	(1)	1,258,125
US Bancorp	4.653%, $1,715,000 par, due 2/1/2029	(1)	1,689,429
USAA Capital Corp	2.125%, $275,000 par, due 5/1/2030	(1)	231,267
Veridian Auto Rcvbls 2023-1A	5.560%, $1,140,000 par, due 5/15/2026	(1)	1,137,503
Verizon Communications Inc	4.500%, $580,000 par, due 8/10/2033	(1)	566,660
Verizon Communications Inc	1.750%, $1,575,000 par, due 1/20/2031	(1)	1,293,626
Verizon Communications Inc	2.355%, $360,000 par, due 3/15/2032	(1)	299,923
Verizon Master Trust 2023-1	4.490%, $1,365,000 par, due 1/20/2026	(1)	1,357,315
Verizon Master Trust 2023-6	5.350%, $2,270,000 par, due 9/20/2028	(1)	2,342,209
Verizon Master Trust 2023-7	5.670%, $1,270,000 par, due 11/20/2026	(1)	1,308,354
Volkswagen Auto Enhance 2023-2	5.480%, $655,000 par, due 6/20/2027	(1)	668,952
Volkswagen Auto Lea Tr 2023-A	5.810%, $830,000 par, due 2/20/2026	(1)	840,815
Volkswagen Auto Lease Trust 2022-A	3.440%, $370,000 par, due 10/20/2024	(1)	367,073
Warnermedia Holdings Inc	4.054%, $275,000 par, due 3/15/2029	(1)	261,027
Warnermedia Holdings Inc	4.279%, $190,000 par, due 3/15/2032	(1)	174,120
WEC Energy Group Inc	0.800%, $660,000 par, due 3/15/2024	(1)	653,255
Wisconsin Electric Power Co	1.700%, $240,000 par, due 6/15/2028	(1)	213,394
Blackrock Treasury Trust Fund	5.248%, $5,797,380 shares	(1)	5,797,380
	Total		311,088,477
	Accrued income receivable		2,505,530
	Payable for investment payments due		(4,949,800)
	Receivable for investment payments due		2,991,131
	Payable for daily variation margin on futures contracts		71,336
	Payable for securities purchased on a forward commitment basis		(9,034,893)
	Receivable for securities sold on a forward commitment basis		5,705,151
	Total		308,376,932
	Total investment in security-backed contracts		4,178,579,270

Collective Investment Fund, (1.8%)
Short-Term Investment Fund II	79,800,439 units	(1)	79,159,146
			79,159,146
			4,257,738,416

     48    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023
		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Cost	Current value
*	Wells Fargo - ESOP Fund
	BlackRock Liquidity Treasury Inst	Mutual Fund	(1)	$62,106,048
*	Wells Fargo & Company common stock - allocated	Common stock fund	8,051,579,295	9,314,738,444
		Total		9,376,844,492
				$51,831,350,351
*	Represents a party-in-interest.
(1)	Cost information not required as investments are participant directed.
See accompanying report of independent registered public accounting firm.

EXHIBITS

Exhibit No.	Description	Location

23	Consent of Independent Registered Public Accounting Firm	Filed herewith.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN

/s/ Daniela Nese
Daniela Nese
Managing Director
Head of Benefits and Recognition
Wells Fargo & Company

June 18, 2024